As filed with the Securities and Exchange Commission on August 7, 2013.

Registration No. 333-189837

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CVENT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	54-1954458
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cvent, Inc.

8180 Greensboro Dr.

9th Floor

McLean, VA 22102

(703) 226-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Rajeev K. Aggarwal

Chief Executive Officer

Cvent, Inc.

8180 Greensboro Dr.

9th Floor

McLean, VA 22102

(703) 226-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark R. Fitzgerald, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

1700 K Street, N.W., Fifth Floor

Washington, D.C. 20006

Telephone: (202) 973-8800

Facsimile: (202) 973-8899

Lawrence Samuelson General Counsel and Corporate Secretary Cvent, Inc. 8180 Greensboro Dr. 9th Floor McLean, VA 22102 Telephone: (703) 226-3500	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to completion)

Issued August 7, 2013

5,600,000 Shares

Cvent, Inc. is offering 5,600,000 shares of its common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price of our common stock will be between $17.00 and $19.00 per share.

We have applied to list our common stock on the New York Stock Exchange under the symbol “CVT.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Cvent
Per Share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters the right to purchase up to an additional 840,000 shares of common stock at the price to public less underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2013.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

STIFEL

PACIFIC CREST SECURITIES	NEEDHAM & COMPANY

                    , 2013

Transforming the event experience for
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Our Mission

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software platform disrupts the traditional pro
planners who organize events and the venue
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139,000
Events & meetings managed in 2012

187,000
Event planner & hotel users

200,000
Hotel & venue profiles

1.1 Million
Meeting RFPs sent in 2012

13.9 Million
Hotel room nights requested in 2012

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                     , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Unless the context requires otherwise, the words “we,” “us,” “our” and “Cvent” refer to Cvent, Inc.

CVENT, INC.

Our Mission

Our mission is to transform the events and meetings industry. Our software platform disrupts the traditional processes for the event planners who organize events and the venues that host them, creating more value for the entire events and meetings ecosystem.

Overview

We are a leading cloud-based enterprise event management platform. We provide solutions for both sides of the events and meetings value chain: (i) event and meeting planners, and (ii) hotels and venues. Our integrated, cloud-based solution addresses the entire event lifecycle by allowing event and meeting planners to organize, market and manage their meetings, conferences, tradeshows and other events. Our online marketplace connects event planners and venues through our vertical search engine that accesses our proprietary database of detailed hotel and venue information. The combination of these solutions creates an integrated platform that allows us to generate revenue from both sides of the events and meetings value chain.

Events and meetings reach across every industry vertical, from consumer products to energy to healthcare. A 2013 independent study conducted by Frost & Sullivan, which was commissioned by us, estimated that the global event management software market was $5.6 billion in 2012, which we view as an immediately addressable opportunity. The same study estimated that the global market for non-software event and meeting management was $22 billion in 2012, which included the additional labor of planning, managing and executing events and meetings using manual processes that we believe our platform could address and make more efficient.

For the event and meeting planner side of the value chain, which includes enterprises such as corporations, associations, not-for-profits, government agencies and universities, events and meetings are an integral way to build and strengthen relationships with customers, prospects, employees and partners. Enterprise events and meetings include external events, such as conferences, tradeshows, and customer summits, as well as internal functions, such as sales meetings, training seminars and team-building events. According to a 2013 study conducted by Frost & Sullivan, enterprises spend an average of 1.1% of their revenue on events and meetings.

Planning and running an event can be a highly complex, inefficient and time-consuming task when managed using traditional manual processes and disparate point software solutions. We address these challenges by providing planners an integrated platform with solutions that unify the full lifecycle of an event. Meeting planners use our solutions to identify the appropriate venue, secure a competitive proposal from hotels, manage budgets, market the event, send invitations, utilize pre-event surveys, establish a social media presence for the event, process registrations, manage fee collections, build an event-specific mobile app, manage event logistics such as travel and lodging, survey and engage attendees, and analyze event results and survey feedback following the event. Our platform helps planners decrease costs and increase attendance for their events.

For the hotel and venue side of the value chain, group events and meetings are a vital source of revenue and profit. At certain types of hotels, group events and meetings can constitute approximately one-third of total revenue. Group meeting business is often a large hotel’s most profitable segment as these groups typically contract not only for significant sleeping room blocks, but also for meeting space, catering and audio visual equipment. Meeting attendees are often a captive audience at the hotel that can generate substantial incremental revenue.

Our online marketplace, the Cvent Supplier Network, or CSN, connects tens of thousands of event and meeting planners seeking the best venue for their event with more than 200,000 venues featured in our proprietary database. We believe that our CSN contains the world’s largest, most accurate database of detailed venue information with listings of hotels and venues in more than 175 countries that can be searched and filtered based on approximately 200 characteristics and data fields. Our CSN has become a leading solution for event and meeting planners who are researching potential locations and venues for their events, as well as for hotels and venues that are seeking to increase their group business revenue. The number of event requests for proposal, or RFPs, submitted through our CSN has increased from approximately 12,000 in 2008 to approximately 1.1 million in 2012.(1) We believe we have achieved critical mass and are benefiting from substantial network effects by simultaneously increasing the volume of RFPs transmitted from planners to venues, expanding our proprietary venue database and growing the number of hotel personnel trained on and using our system.

Our dual role as a provider to both event planners and venues allows us to generate revenue from both sides of the value chain. Event and meeting planners enter into annual and multi-year subscription contracts to utilize our cloud-based event and meeting management software solutions. As of December 31, 2012, we had more than 6,200 event and meeting planner customers, including Aimia Proprietary Loyalty (formerly Carlson Marketing), Corporate Executive Board, Edwards Lifesciences, Incisive Media, Maritz Travel Company, Merck KGaA, Visa, Walmart and Wellpoint Health Networks. Hotels and venues enter into annual and multi-year contracts with us for marketing solutions that increase the prominence of their properties in our CSN. As of December 31, 2012, more than 4,700 hotels and venues have purchased marketing solutions from us, including brands such as Hilton, Hyatt, IHG (InterContinental Hotels Group), Marriott and Starwood.

For the year ended December 31, 2012, our revenue was $83.5 million, representing year-over-year revenue growth of 37%. For the three months ended March 31, 2013, our revenue was $24.4 million, a 33% increase over the same period in 2012. Our enterprise-focused, cloud-based platform for event and meeting planners has historically constituted the majority of our revenue and represented 70% of our total revenue for the year ended December 31, 2012 and for the three months ended March 31, 2013. For the year ended December 31, 2012, we generated net income of $4.3 million, representing a margin of 5%, and adjusted EBITDA(2) of $20.3 million, representing a margin of 24%. For the three months ended March 31, 2013, we generated net income of $0.3 million, representing a margin of 1%, and adjusted EBITDA of $3.2 million, representing a margin of 13%.

Industry Background

The hospitality and travel industry serves three types of customers: individual business travelers, leisure travelers, and group events and meetings. In the 1990s, American Express began offering travel services and subsequently transformed the way business travelers book hotel rooms and air travel. In the 2000s, online travel agencies revolutionized the industry for leisure travelers. We believe that we are driving a similar revolution today in the way group events and meetings are planned, booked and managed, both by the event planners and the hotels and venues that host these events.

(1)	For an explanation of how we measure number of RFPs transmitted, see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”
(2)	Adjusted EBITDA is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. A reconciliation of this non-GAAP measure to the most directly comparable GAAP measure along with a summary of the definition and its material limitations are included at footnote 3 of “—Summary Consolidated Financial Statements—Other Financial Metrics.”

Key Issues and Industry Trends Affecting Event and Meeting Planners

Highly Complex Planning Process. Planning and running a group meeting or event is a highly complex, tedious and often manual process that requires event planners to coordinate across numerous internal departments and external constituencies, including the event venue, service providers and potential attendees. Event and meeting planners have historically lacked an integrated software platform to manage and automate their activities.

Continued Importance of Events and Meetings. Events and meetings are among the most high-profile and high-impact marketing initiatives available to an enterprise. Mission critical events such as product launches and user conferences provide enterprises with a valuable opportunity to maximize their marketing and sales potential by having as many as hundreds, or even thousands, of customers, partners and employees all in one location. We believe that events and meetings represent approximately one quarter of an organization’s marketing budget. As a result, we believe that Chief Marketing Officers and other C-level executives are increasingly focused on events and meetings and seeking solutions to ensure they succeed.

Need for More Visibility Into Event and Meeting Expenses and Return on Investment. Many event and meeting planners, as well as others within their organizations, are seeking more transparency regarding the true costs of an event and looking to justify the return on investment for their events, while also ensuring that the events are effectively designed, planned and managed to meet targeted objectives. In addition, certain event planners in more regulated environments, such as pharmaceutical sales, are also facing increased regulatory reporting and accountability requirements that are not easily manageable with manual processes.

Increasing Number of Channels to Engage with Attendees. With the recent emergence of more diverse communication channels, including email, online marketing and social media platforms, event planners face a wide variety of options to market their event, increase engagement and more easily connect with attendees. However, many event planners struggle to efficiently present a consistent message across the numerous channels through which they are interacting with attendees.

Events are Increasingly Mobile. With the mass proliferation of mobile devices, attendees and event planners increasingly expect to use dedicated mobile applications, or apps, at events.

Key Issues and Industry Trends Affecting Hotels and Venues

Fiercely Competitive Hospitality Landscape. The global hospitality industry has become more competitive, and the group events and meetings segment has become increasingly important to the ultimate success or failure of many hotels. Frost & Sullivan estimates that group events and meetings represented $103 billion of revenue in 2012 globally for hotels. As a result, hotels spent an estimated aggregate of $3.9 billion on marketing and advertising to win that business. Group revenue often constitutes a large hotel’s most profitable segment, and the competition among hotels for event business continues to escalate.

Hotel Budgets for Group Marketing Shifting to Digital Mediums. Worldwide ad spending continues to shift from traditional mediums to online and mobile channels. Hotels are beginning to realize the power of online advertising.

Hotels Have Under-Invested in Group Segment Sales Relative to their Revenue Contribution. Although group events and meetings can account for approximately one-third of revenue for certain types of hotels, hotels on average spent only 13% of their marketing budget to solicit events and meetings business according to a 2013 study conducted by Frost & Sullivan. Hotels frequently find it challenging to identify event and meeting planners and even more difficult to market to them. Given the right marketing solutions to identify and engage event planners more accurately, we expect their marketing spending mix to increase in favor of the group events segment.

Harnessing Technology to Automate Operations and Improve Performance. Many hotels use a variety of media channels to respond to RFPs, which can result in inefficient and non-standardized RFP response processes. Hotels that host a high volume of events and meetings can benefit from software for their group business segments that enhances sales and marketing activities, automates and improves the RFP process, and captures data that can provide actionable insights and increase the conversion of group sales leads.

The Cvent Solution

Solutions for Event and Meeting Planners. We offer planners a robust platform that addresses the entire lifecycle of events and meetings, including budgeting, planning, venue sourcing, marketing, management and measurement of meetings. We offer six major product categories: event management software, strategic meetings management software, mobile event apps, pre- and post-event web surveys, ticketing software and the Cvent Supplier Network. Our cloud-based platform allows event and meeting planners to:

•

Increase Event and Meeting Attendance. By offering integrated, multi-channel marketing and event registration solutions, we believe that we enable event and meeting planners to drive higher attendance at their events in a cost-effective manner.

•	Increase Efficiency through Automation. Our solutions automate and streamline the labor-intensive process of organizing, marketing and managing events and meetings.

•

Reduce Costs. Our solutions automate many tasks for event and meeting planners creating the potential for increased efficiency and cost savings. They also enable procurement professionals to define sophisticated thresholds and controls to restrict meeting planners from making unauthorized or out-of-policy expenditures.

•

Enhance Returns on Investment from Events and Meetings. Our solutions enable planners to regularly reach out to potential attendees through social media and surveys, build more accurate customer profiles and databases, customize event communications and send automated event reminders. Our software enables event planners to capture and analyze a wide variety of attendee metrics, and we believe it allows them to improve their future events with these insights.

Solutions for Hotels and Venues. Through the Cvent Supplier Network, we have created a proprietary online marketplace to connect hotels and venues with enterprise event and meeting planners. Our CSN allows hotels and venues to:

•

Increase Revenue in the Group Events and Meetings Segment. Our CSN is an effective solution to help hotels increase the number of in-bound sales leads and amount of revenue from enterprise event and meeting planners.

•

More Accurately Target Meeting Planners through Online Marketing. Through our online marketing solutions, hotels and venues are able to target ready-to-transact event and meeting planners in a more cost efficient manner than many other marketing channels. Our solutions also make it easier for hotels and venues to market to hard-to-identify relevant planner personnel within organizations, which results in an increase in the number of sales leads and converted group bookings.

•

Enhance Employee Productivity and Efficiency. Through our CSN, we offer hotels and venues tools to automate and standardize the process by which they receive and respond to RFPs from event and meeting planners. In 2012, approximately 1.1 million RFPs were transmitted using our standardized format and could be easily pre-populated by hotels and venues with responses, enabling hotel and venue employees to respond quickly and accurately.

•

Better Analyze Operational Results. Hotels and venues can closely track the volume of potential and actual business that they receive through our CSN allowing them to more effectively measure the return on marketing investments. Managers can also improve the performance and productivity of their sales representatives by monitoring responsiveness to RFPs and tracking successful bids.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors:

End-to-End, Cloud-Based Software Platform. We offer an integrated cloud-based software platform that addresses the entire lifecycle of events and meetings. We believe that our ability to offer the entire suite of event and meeting management solutions on a single integrated platform is a key competitive differentiator for us compared to some of our competitors that typically offer only point solutions.

Massive Online Marketplace. We believe that the Cvent Supplier Network is an important resource for event and meeting planners as well as hotels and venues due to its:

•

Depth and Breadth of Venue Profiles. The Cvent Supplier Network includes detailed meeting profile information on more than 200,000 hotels and other venues, substantially more than the number of venues listed by any of our competitors. Our CSN allows planners to conduct searches and filters based on approximately 200 characteristics and data fields per hotel profile. The size and accuracy of the database is of critical importance to planners because they want to ensure that they use the most comprehensive and current database when selecting a venue for their meeting.

•

RFP Volume. The RFPs sent through the Cvent Supplier Network in 2012 represented an estimated total of 13.9 million hotel room nights requested and 44.4 million attendee days.(3) For hotel partners that manage the largest number of properties, we believe that our CSN is an important external source for group business leads.

•

Integration with Hotels. Thousands of hotel managers have been trained to respond promptly to RFPs submitted by planners through our CSN. As of December 31, 2012, there are more than 128,000 hotel and venue employee user accounts within our system to respond to RFPs.

Powerful Network Effects Across the Value Chain. By bringing together both sides of the value chain, our CSN creates significant network effects.

•

Event and meeting planners use our CSN, generally at no cost, to search for venues, request price quotes and proposals from hotels and venues and compare proposals to identify the venue that best meets their needs and requirements. As of December 31, 2012, we had more than 30,000 active CSN event and meeting planner users. The CSN is available with the same functionality to users of our paid subscription event and meeting platform solutions as well as to event and meeting planners that simply visit the CSN site and establish a free user account. All of these users have the ability to submit RFPs to hotels and venues free of charge using the CSN. We consider an event and meeting planner to be “active” if such user accessed their account within the 12 months preceding the date of measurement.

•

Hotels and event venues are listed, free-of-charge, in our CSN and can receive and respond to event proposal requests from meeting planners. Due to the extensive scope of our marketplace, many hotels have integrated our CSN into their core back-end technical systems. To date, more than 10,000 hotels have integrated their customer relationship management software systems with our platform.

(3)	For an explanation of how we measure room nights requested, see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

As the volume of RFPs delivered to hotels and venues through the Cvent Supplier Network increases, we become even more important to hotels and venues. As more hotels and venues realize the potential of our CSN, the number of listings in our CSN will continue to grow, making it more valuable to event and meeting planners. Greater usage by more event planners increases the volume of RFPs delivered to hotels and venues, thereby increasing the value we deliver to those hotels and venues.

Relationships with Extensive Number of Event and Meeting Planners. We have created a large, proprietary database of individuals who we believe engage in event and meeting planning activities within their organizations. With the size and scale of our database, as well as our 150,000 aggregate prospect interactions with planners in 2012 alone, we believe that we are highly effective at proactively and systematically identifying and building relationships with event and meeting planners.

Recurring Revenue Model. Our subscription-based model for our event and meeting planner platform along with our annual or multi-year marketing solutions results in strong visibility and predictability of future revenue, enhancing our ability to effectively manage our business.

Strategic Capabilities in India. As of December 31, 2012, we employed approximately 600 personnel in India. Our Indian operations help us accomplish three important business objectives: (i) near-continuous technical development and customer service, (ii) worldwide geographic reach for marketing efforts and (iii) building and maintaining our proprietary databases. These operations allow us to benefit from the labor and infrastructure cost advantages of the region and to accomplish many critical business tasks in an efficient and cost effective manner.

Strong Corporate Culture that Defines Us. Our corporate culture drives and defines us. Seven of the nine executive officers and key employees identified in the “Management” section of this prospectus, have been employed with us since 2000. We seek to hire highly talented, enthusiastic employees that will help us foster a positive workplace environment, and we also offer substantial training opportunities for those employees.

Our Growth Strategy

Aggressively Pursue New Customers. We believe that there is substantial opportunity to expand our business as adoption of technology platforms to manage events and meetings increases. According to a 2013 Frost & Sullivan study, 68% of organizations in the mid-market have never licensed event management software, and the majority of mid-market organizations’ events are still planned using manual processes. Likewise, their report also shows that 63% of large enterprises do not have a complete strategic meetings management program in place.

Up-Sell and Cross-Sell Existing Event Planner Customers. As of December 31, 2012, only 11% of our event and meeting planner customers paid us to use more than one of our solutions. We believe that as we enhance the functionality of our platform, our customers will not only renew their existing subscriptions but purchase additional solutions as well.

Up-Sell and Cross-Sell Existing Hotel Customers. In addition to the annual or multi-year marketing solutions available to increase their visibility in search results on our CSN, hotels and venues can reach an even greater number of meeting planners through other offerings that are a part of our platform. We continue to add specialized marketing placements and create new marketing inventory that hotels or venues can purchase. For example, venues can pay fees to be featured prominently in our Cvent Destination Guide, which is an online resource for planners in the early stages of researching and comparing cities for upcoming meetings. The Cvent Destination Guide received an average of 200,000 page views per month during the previous nine months ended March 31, 2013 and covers 1,000 profiled destinations around the world through more than 10,000 pages of content to provide planners with destination-specific information and key statistics.

Grow Our Revenue Outside North America. Our recent strategic focus on global expansion has increased our non-North American revenue from approximately 7% of our revenue for the year ended December 31, 2011 to approximately 9% of revenue for the year ended December 31, 2012 and 10% of revenue for the three months ended March 31, 2013. To support our international expansion efforts and to increase global sales for all of our solutions, we opened our first European sales office in London in May 2013 and ultimately plan to expand our sales force in Europe. We also plan to introduce select European and Asian language planner interfaces in the near future.

Further Monetize the Cvent Supplier Network by Creating Value for Hotels and Venues. We can increase the value we provide to hotels by offering enhanced marketing solutions and analytics that enable them to better target event and meeting planners and increase their group meeting sales. We also expect to provide hotels and venues with additional marketing models beyond our current offerings, including more targeted options.

Expand Our Direct Sales Force and Channel Partners. We intend to expand our direct sales force to augment our current marketing efforts. We are also focused on improving and developing our relationships with our channel partners.

Enhance Our Mobile Applications and Social Media Offerings. We currently offer a platform that enables event and meeting planners to create and deploy mobile applications and social media offerings for both corporate and large consumer events. We have already made significant investments in the area of social media to enhance the social experience for attendees. We believe that these solutions and enhancements position us well to capitalize on the growing mobile trend.

Continue to Add New Solutions to Our Platform. Investing in research and development is an integral part of our long-term growth strategy and has been a key factor in solidifying our position as the industry’s leading event management platform. For example, since 2008, we developed the Cvent Supplier Network, our Strategic Meetings Management solution and the Cvent Destination Guide.

Recent Developments (preliminary and unaudited)

Our consolidated financial statements for our three months ended June 30, 2013 are not yet available. Accordingly, the financial results we present below are preliminary and subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the quarterly review of our consolidated financial statements. As a result, these preliminary results may differ from the actual results that will be reflected in our consolidated financial statements for the quarter when they are completed and publicly disclosed. These preliminary results may change and those changes may be material.

Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them.

Although the results of our three months ended June 30, 2013 are not yet finalized, the following information reflects our preliminary expectations with respect to such results based on currently available information:

For the three months ended June 30, 2013:

•	Revenues are expected to be between $26.7 million to $26.9 million, representing an increase of (i) 35% to 36% as compared to revenue of $19.8 million for the three months ended June 30, 2012 and

(ii) 10% to 11% as compared to revenue of $24.4 million for the three months ended March 31, 2013. The year-over-year quarterly increase reflects a 34% to 35% increase in our Subscription Platform business and a 38% to 39% increase in our Marketing Solutions business. The sequential quarter increase reflects a 9% to 10% increase in our Subscription Platform business and a 12% to 13% increase in our Marketing Solutions business. Both the year-over-year and sequential quarter increases in total revenue were primarily driven by sales of products to new and returning customers, partially offset by customers lost during the three months ended June 30, 2013;

•

Net loss is estimated to be between ($2.5) million and ($2.0) million, as compared to net income of (i) $0.5 million for the three months ended June 30, 2012 and (ii) $0.3 million for the three months ended March 31, 2013. The decrease in net income reflects increased spending in cost of revenue, and sales and marketing in relation to the increase in revenue. The decrease also reflects an increase in general and administrative costs that were primarily related to increases in headcount for administrative operations necessary to prepare for an initial public offering and operate as a public company, depreciation and amortization, stock-based compensation, foreign currency losses and acquisition costs. We expect our general and administrative costs to increase in absolute dollars and as a percentage of revenue as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company.

The estimates above represent the most current information available to management. A range for the preliminary results described above is provided because our financial closing procedures for the month and quarter ended June 30, 2013 are not yet complete due to the finalization of, among other things, our quarterly tax provision and certain stock based compensation calculations.

Risks Related to Our Business

Investing in our common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

•	We are substantially dependent upon customer renewals, the addition of new customers and the continued growth of the market for cloud-based event and meeting management solutions;

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We are subject to U.S. and foreign data privacy and protection laws and regulations as well as contractual privacy obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business;

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We have experienced rapid growth and organizational change in recent periods and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately;

•	Our long-term success depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States;

•	Our business depends on maintaining and expanding our relationships with hotel and venue providers; and

•

Claims by third parties that we infringe their intellectual property rights could result in significant costs and have a material adverse effect on our business, operating results or financial condition.

Company Information

We were incorporated in 1999 as a Delaware corporation. As of May 31, 2013, we had approximately 1,300 employees between our operations in the United States and India. Our headquarters are located at 8180 Greensboro Dr., 9th Floor, McLean, VA 22102, and our telephone number is (703) 226-3500. You can access our website at www.cvent.com. Information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

We have registered the “CVENT,” “CVENT.COM,” “CROWDCOMPASS,” “CROWDTORCH” and “TICKETMOB” trademarks in the U.S. in certain classes of goods and services applicable to our business. We also have pending trademark applications for “CVENT,” “CROWDCOMPASS” and “CROWDTORCH” in the European Union, Canada, Australia and China. This prospectus also contains trademarks of other persons.

THE OFFERING

Common stock offered by us	5,600,000 shares

Total common stock to be outstanding after this offering	38,667,164 shares

Over-allotment option to be offered by us	840,000 shares

Use of proceeds	The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including further expansion of our operations and product development. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets, although we do not currently have any plans, proposals or arrangements for any acquisitions. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“CVT”

The number of shares of common stock that will be outstanding after this offering is based on 33,067,164 shares outstanding as of March 31, 2013. This number excludes:

•

3,170,096 shares of common stock issuable upon exercise of option outstanding, including 329,931 shares underlying stock options that have been early exercised and remain subject to vesting, at a weighted-average exercise price of $2.80 per share under our Stock Incentive Plan as of March 31, 2013;

•

139,729 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock as of March 31, 2013, at an exercise price of $1.80 per share, of which, subsequent to March 31, 2013, 14,729 shares have been issued upon the exercise of certain of these warrants and the warrants pertaining to the remaining 125,000 shares have been repurchased from the holder; and

•	an additional 3,866,716 shares of our common stock to be reserved for future issuance under our 2013 Equity Incentive Plan following this offering.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•	the conversion of all outstanding shares of our convertible Series A preferred stock into an aggregate of 17,418,807 shares of our common stock, which will occur upon the closing of this offering;

•	no exercise of options or warrants outstanding as of March 31, 2013; and

•	no exercise of the underwriters’ option to purchase additional shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

In the following tables, we provide our summary consolidated financial data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the year ended December 31, 2010 from our unaudited consolidated financial statements not included in this prospectus. We have derived the summary consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and balance sheet data as of March 31, 2013 from our unaudited consolidated interim financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial data for the three months ended March 31, 2012 and 2013 and as of March 31, 2013 includes, all adjustments, consisting only of normal recurring accruals, that are necessary in the opinion of our management for a fair presentation of our financial position and results of operations for these periods.

Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2013. When you read this summary consolidated financial data, it is important that you read it together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
Revenue	$45,060	$60,854	$83,474	$18,250	$24,360
Cost of revenue(1)	10,122	16,660	20,573	4,625	6,003

Gross profit	34,938	44,194	62,901	13,625	18,357
Operating expenses:
Sales and marketing(1)	18,227	29,305	35,873	8,136	11,519
Research and development(1)	2,201	4,172	7,605	1,423	2,502
General and administrative(1)	6,946	8,422	11,523	2,135	4,647

Total operating expenses	27,374	41,899	55,001	11,694	18,668

Income (loss) from operations	7,564	2,295	7,900	1,931	(311)
Interest income	111	270	811	268	259

Income (loss) from operations before income tax expense	7,675	2,565	8,711	2,199	(52)
Provision (benefit) for income taxes	2,932	2,749	4,406	1,329	(362)

Net income (loss)	$4,743	$(184)	$4,305	$870	$310

Net income (loss) per common share:
Basic	$0.28	$(0.01)	$0.13	$0.03	$0.01

Diluted	$0.14	$(0.01)	$0.12	$0.02	$0.01

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
Pro forma net income per common share:(2)
Basic			$0.13		$0.01

Diluted			$0.12		$0.01

Weighted average common shares outstanding:
Basic	17,194	16,758	33,167	33,211	32,872
Diluted	33,914	16,758	34,791	34,866	34,568
Pro forma weighted average common shares outstanding:(2)
Basic			33,167		32,872
Diluted			34,791		34,568

(1)	Stock-based compensation expense included in these line items are as follows:

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$33	$690	$762	$182	$210
Sales and marketing	57	2,376	2,895	817	777
Research and development	9	373	539	152	141
General and administrative	12	512	1,010	285	311

Total stock-based compensation expense	$111	$3,951	$5,206	$1,436	$1,439

(2)	Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 17,418,807 shares of our common stock as of the beginning of the applicable year or at the time of issuance, if later.

Consolidated Balance Sheet Data

The following table presents summary consolidated balance sheet data as of March 31, 2013:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•

on a pro forma basis reflecting (i) the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 17,418,807 shares of our common stock, which will occur immediately prior to the completion of this offering and (ii) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis reflecting the conversion described in the preceding clause and the receipt by us of the net proceeds from the sale of 5,600,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of any option held by the underwriters with respect to this offering.

The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our consolidated results of operations or financial position actually would have been had the transactions reflected occurred on the date indicated or to project our financial condition as of any future date or results of operations for any future period.

	March 31, 2013
	Actual and Pro Forma	Pro Forma As Adjusted
	(In thousands)
Cash, cash equivalents and short-term investments, net of restricted cash	$40,944	$132,052
Total current assets	62,986	153,440
Total assets	92,412	182,866
Deferred revenue	53,258	53,258
Total current liabilities	68,730	68,336
Total non-current liabilities	2,745	2,745
Stockholders’ equity	20,937	111,785

Other Financial Metrics

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Adjusted EBITDA(3)	$10,781	$11,782	$20,344	$4,317	$3,238

(3)	To provide investors with additional information regarding our financial results, we have used adjusted EBITDA, a financial measure not calculated in accordance with U.S. generally accepted accounting principles, or GAAP, within this prospectus. We define adjusted EBITDA as net income (loss) calculated in accordance with GAAP plus: (i) interest expense (income); (ii) income tax expense; (iii) depreciation; (iv) amortization; (v) stock-based compensation expense; (vi) foreign currency (gains) losses associated with remeasurement and transactions; and (vii) transaction and severance costs included as a component of compensation or consideration paid in connection with acquisitions. We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Although adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect cash interest income or expense;

•	adjusted EBITDA does not reflect cash payments for transaction costs related to acquisitions and divestitures;

•	adjusted EBITDA does not reflect cash payments for employment or consulting compensation included as a component of the consideration paid related to acquisitions;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP financial results. Management addresses the inherent limitations associated with using adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net income (loss). Further, management also reviews GAAP measures, and evaluates individual measures that are not included in adjusted EBITDA such as our level of capital expenditures and interest expense, among other items.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods identified.

	Year Ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Net income (loss)	$4,743	$(184)	$4,305	$870	$310
Adjustments:
Interest income	(111)	(270)	(811)	(268)	(259)
Provision (benefit) for income taxes	2,932	2,749	4,406	1,329	(362)
Depreciation and amortization expense	3,106	3,917	5,446	1,222	1,756
Stock-based compensation expense	111	3,951	5,206	1,436	1,439
Foreign currency losses (gains) associated with remeasurement and transactions	—	1,619	286	(413)	(50)
Costs related to acquisitions	—	—	1,506	141	404

Adjusted EBITDA	$10,781	$11,782	$20,344	$4,317	$3,238

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business and Industry

We are substantially dependent upon customer renewals, the addition of new customers and the continued growth of the market for cloud-based event and meeting management platform.

We derive, and expect to continue to derive, a substantial portion of our revenue from the sale of our cloud-based event and meeting management platform. During the year ended December 31, 2012 and the three months ended March 31, 2013, 70% of our total revenue was derived from this business line. The market for event and meeting management software is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable event and meeting planners and hotels to address their respective needs. As a result, we may be forced to reduce the prices we charge for our solutions and may be unable to renew existing customer agreements or enter into new customer agreements at the same prices and upon the same terms that we have historically.

Widespread acceptance and use of the cloud-based business model for delivery of our event and meeting management platform is critical to our future growth and success. Under the perpetual or periodic license model for software procurement, users of the software would typically install and operate the applications on their hardware. Because many companies were historically predisposed to maintaining control of their information technology, or IT, systems and infrastructure, there may be resistance to the concept of accessing a cloud-based service provided by a third party. If the market for cloud-based event and meeting management software fails to grow, grows more slowly than we currently anticipate or evolves and forces us to reduce the prices we charge for our solutions, our operating results and financial condition could be materially adversely affected.

We are subject to U.S. and foreign data privacy and protection laws and regulations as well as contractual privacy obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business.

We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated, and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information, including credit card data, provided to us by our event and meeting planners and registrants. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure, or perceived failure, by us to comply with federal, state, or international laws, including laws and regulations regulating privacy, data or consumer protection, could result in proceedings or actions against us by governmental entities or others.

The regulatory framework for privacy and data protection issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at providers of mobile and online resources in particular. In addition, as we expand our operations globally, compliance with regulations that differ from country to country may also impose substantial burdens on our business. In particular, the European Union, or EU, has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under data privacy regulations. In addition, individual EU member countries have had discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy standards from country to country. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could compromise our ability to effectively pursue our growth strategy.

We are subject to the privacy and data protection-related obligations in our contracts with our customers and other third parties, including voluntary third-party trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct such as the Direct Marketing Association. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of the United States, foreign or international regulatory authorities. We may also be contractually liable to indemnify and hold harmless our clients from the costs or consequences of inadvertent or unauthorized disclosure of data that we store or handle as part of providing our services. Finally, we are also subject to contractual obligations and other legal restrictions with respect to our collection and use of data, and we may be liable to third parties in the event we are deemed to have wrongfully used or gathered data.

Any failure by us or a third-party contractor providing services to us to comply with applicable privacy and data protection laws, regulations, self-regulatory requirements or industry guidelines, our contractual privacy obligations or our own privacy policies, may result in fines, statutory or contractual damages, litigation or governmental enforcement actions. These proceedings or violations could force us to spend significant amounts in defense or settlement of these proceedings, result in the imposition of monetary liability, distract our management, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions.

We have experienced rapid growth and organizational change in recent periods and expect continued future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Our head count and operations have grown, both domestically and internationally, since our inception. In particular, from December 31, 2010 to December 31, 2012, we have added over 400 full-time positions. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate further growth will be required to address increases in our platform offerings and continued expansion. Our success will depend in part upon the ability of our management team to manage this growth effectively. To do so, we must continue to recruit, hire, train, manage and integrate a significant number of qualified managers, technical personnel and employees in specialized roles within our company, including in technology, sales and marketing. If our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, to manage the expected continued growth of our head count, operations and geographic expansion, we will need to continue to improve our information technology infrastructure, operational, financial and management systems and procedures. Our anticipated additional head count and capital investments will increase our costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, results of operations or financial condition.

Federal, state and foreign laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our event management email solutions, limit our ability to market to prospective customers and impose financial penalties for noncompliance.

The U.S.’s CAN-SPAM Act establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act. The ability of recipients of emails from our customers using our event management software to opt out of receiving commercial emails may minimize the effectiveness of our solutions for our customers. Also, the ability of event planners to opt out of receiving future emails from us may minimize our ability to expand our event planner network. In addition, noncompliance with the CAN-SPAM Act carries significant litigation, regulatory investigation and related risks. If we were found to be in violation of the CAN-SPAM Act or similar state or international laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could incur penalties, and significant litigation and investigation-related expenses, and any inquiries might impact the deliverability of our commercial email regardless of outcome. This would adversely affect our operating results and financial condition and significantly harm our business, and our reputation would suffer. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our business depends on maintaining and expanding our relationships with hotels and venues.

An important component of our business success depends on our ability to maintain and expand relationships with hotels and venues. A substantial portion of our revenue is derived from compensation negotiated with hotels and venues for marketing solutions, particularly through the Cvent Supplier Network. If we are unable to continue to successfully sell marketing solutions to individual hotels and venues, our financial results may suffer. Furthermore, although individual hotel properties typically make separate decisions as to their advertising spending, the influence of the corporate offices of major hotel chains may affect the decisions of their individual properties. For example, if the corporate parent discontinues its relationship with us in favor of another solution, our relationship with the properties under that brand may suffer even though, in nearly all cases, we negotiate with each property individually. This may lead to considerable lost revenue or result in additional costs to complete sales of our advertising, any of which would adversely affect our operating results. Finally, our strong network relationships with hotels and venues are a key differentiator for our event management solutions. If we are unable to maintain and grow our network of hotels and venues, we may be unable to satisfy our customers’ needs, lose market share or incur additional costs to support our customers, all of which may adversely affect our business, results of operations or financial condition.

Our long-term success depends, in part, on our ability to operate offices located outside of the United States including India.

We currently maintain offices and have sales personnel in the United States, the United Kingdom and India, and we are exploring opening additional international offices. Any international expansion efforts that we may undertake may not be successful. In addition, conducting more extensive international operations subjects us to new risks that we have not generally faced in the United States. These risks include: unexpected costs and errors in the localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements; challenges posed by different pricing environments and different forms of competition; lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs, and other barriers; unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions; difficulties in managing technology partners; differing technology standards; difficulties in collecting accounts receivable; difficulties in managing and staffing international operations; varying expectations as to employee standards; fluctuations in exchange rates that may increase the volatility of our foreign based revenue and costs; potentially adverse tax consequences, including arising from the complexities of foreign value added tax (or other tax, including transfer pricing) systems and restrictions on the repatriation of earnings; uncertain political and economic climates; and reduced or varied protection for intellectual property rights in some countries. These factors may cause our costs of doing business in new geographies to exceed the existing costs of our comparable operations in the United States and India.

Operating in new international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition.

We have significant operations in India. As of May 31, 2013, approximately 724 of our approximately 1,300 employees were based in India. Operating in India requires substantial resources and management attention and subjects us to economic, political and operational risks that are different from those in the United States. For example, there have been armed conflicts between India and neighboring Pakistan. Also, extremist groups within India and neighboring Pakistan have from time to time targeted Western interests. Other risks specific to our operations in India include, but are not limited to, difficulty with responding to changes in economic conditions that may include inflation and fluctuations in exchange rates and interest rates; problems that impair our business infrastructure, such as telephone system failure or an international disruption of our information technology systems by a third party; failure to act in accordance with labor, environmental, health and safety standards and regulations; and the need to increase the levels of our employee compensation more rapidly than in the past to retain talent. If any of these risks materialize, our business, results of operations and financial condition may be materially adversely affected.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed and we may be exposed to liability.

Our system stores personally identifiable information, proprietary email distribution lists, credit card information and other critical data for our customers and our customers’ event participants. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. We have in the past and we may again in the future experience successful attempts by third-parties to obtain unauthorized access to our data despite our security measures. Since techniques used to obtain unauthorized access change frequently, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. Any willful or accidental security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive investigation and litigation, extensive downtime of our systems and other possible liabilities.

If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability. In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners require us to notify them in the event of a security incident. These mandatory disclosures regarding a security breach often lead to widespread negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers or fail to acquire new customers.

If we experience compromises to our information technology as a result of security lapses, technical difficulties or otherwise that result in performance or availability problems of our cloud-based solutions, the complete shutdown of our cloud-based solutions, or the loss or unauthorized disclosure of confidential information, our partners or customers may be harmed or lose trust and confidence in us, and decrease the use of our solution or stop using our solution in its entirety, and we would suffer reputational and financial harm. Our third-party vendors may also suspend or discontinue their relationships with us. Additionally, in the future, we could be subject to regulatory investigations and litigation in connection with a security breach or related issue, and we could also face regulatory fines and be liable to third parties for these types of breaches. For example, we work with third-party vendors to process credit card payments by our customers and are subject to payment card association operating rules. If our security measures fail to protect this information adequately or we fail to comply with the applicable operating rules, we could be liable to both our customers for their losses, as well as the vendors under our agreements with them, we could be subject to fines and higher transaction fees, we could face regulatory action, and our customers and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot provide assurances that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

Failure to adequately protect our intellectual property, in the United States and abroad, could harm our business and operating results.

Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, domain name, trade secret, and copyright law and contractual restrictions to protect our proprietary technology and content. We have begun to seek patent protection for certain of our technologies and currently have one U.S. patent application on file, although there can be no assurance that a patent will ultimately be issued. We are also pursuing the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. Effective trademark, trade secret, patent, copyright and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. For example, in the past, competitors in both the United States and foreign jurisdictions have from time-to-time infringed our trademark rights and infringed our copyright rights in Cvent proprietary software and content, and we have incurred varying levels of costs to respond to such infringement. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Some aspects of our business and services also rely on technologies, software and content developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage.

We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider confidential or proprietary.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights; to protect our trademarks, trade secrets, patents, copyrights and domain names; and to determine the validity and scope of the proprietary rights of others. We may also be involved in disputes relating to the rights to, and ownership of, the intellectual property developed by our employees, consultants and others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, as well as the invalidation or narrowing of the scope of our intellectual property, any of which could harm our business and operating results. Attempting to enforce our intellectual property rights against third parties could also expose us to counterclaims from such third parties.

Claims by third parties that we infringe upon their intellectual property rights could result in significant costs and have a material adverse effect on our business, operating results or financial condition.

Our success depends, in part, upon our noninfringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The software industry generally is characterized by extensive intellectual property litigation. Although we were an early pioneer of event management software, a field which continues to rapidly evolve, many participants that own, or claim to own, intellectual property related to elements of our business historically have aggressively asserted their rights. From time to time, we may be subject to legal proceedings and claims that we, our customers, licensees or parties indemnified by us are infringing, misappropriating or otherwise violating the intellectual property rights of others, and the risk of such proceedings and claims may increase as we expand the complexity, scope and public profile of our business. For example, we may be subject to claims that we are infringing the patent, trademark or copyright rights of third parties, or that our employees have misappropriated or divulged their former employers’ trade secrets or confidential information.

It may therefore be necessary to defend against future claims by, for example, determining the scope, enforceability and validity of third-party proprietary rights or asserting and defining our proprietary rights. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether they have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future customers;

•	cause delays or stoppages in providing our software solutions;

•	divert management’s attention and resources;

•	require technology changes to our platform that would cause us to incur substantial cost;

•	subject us to significant liabilities;

•	necessitate incurring significant legal fees; and

•	require us to cease some or all of our activities.

In addition to liability for monetary damages against us, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against our customers, we may be prohibited from developing, commercializing or continuing to provide some or all of our event and meeting management solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

We face significant competition from established and new companies offering event and meeting management software and from internally developed software.

The market for event and meeting management software is evolving, highly competitive and significantly fragmented, and we expect competition to continue to increase in the future. With the increased demands for event and meeting management solutions as well as the potential influx of new entrants to the market, we expect competition to intensify in the future, which could harm our ability to increase sales and maintain our prices.

Our competitors vary with each challenge that our event and meeting management solutions address, and include providers of point solutions for email marketing, event registration, ecommerce payments, budgeting, web surveys, web content management, scheduling, room and table assignments, name badging, mobile app development and social media. If individual point solutions become less expensive, we may face general pricing pressure. For example, if mobile app development becomes more prevalent and competition forces developers to reduce their fees, we may be forced to reduce the fees that we charge for our mobile event apps to remain competitive. In addition, we expect to face additional competition with the continued development and expansion of the event management software market. We expect that new competitors, such as software vendors that have traditionally focused on other applications, may enter the event and meeting management market with competing products, which could have an adverse effect on our business, operating results and financial condition. Additionally, competitors may develop a comprehensive event and meeting management platform that is similar to our own.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have; be able to devote greater resources to the development, promotion, sale and support of their products and services; have more extensive customer bases and broader customer relationships than we have; and have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. In some cases, these vendors may also be able to offer event and meeting management solutions at little or no additional cost by bundling them with their existing applications. If we are unable to compete with such companies, the demand for our solutions could substantially decline. To the extent any of our competitors have existing relationships with potential customers, those customers may be unwilling to purchase our solutions because of those existing relationships with that competitor. To the extent that we consider acquiring one of our competitors, this heightened competition could increase the cost of an acquisition within our industry.

We have in the past completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results.

We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation: unanticipated costs or liabilities associated with the acquisition; incurrence of acquisition-related costs, which would be recognized as a current period expense; inability to generate sufficient revenue to offset acquisition or investment costs; the inability to maintain relationships with customers and partners of the acquired business; the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand; delays in customer purchases due to uncertainty related to any acquisition; the need to integrate or implement additional controls, procedures and policies; challenges caused by distance, language and cultural differences; harm to our existing business relationships with business partners and customers as a result of the acquisition; the potential loss of key employees; use of resources that are needed in other parts of our business and diversion of management and employee resources; the inability to recognize acquired revenue in accordance with our revenue recognition policies and the loss of acquired deferred revenue; and use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition. Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations or financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. Also, contingent consideration related to acquisitions will be remeasured to fair value at each reporting period, with any changes in the value recorded as income or expense. Our recent acquisitions all contained a contingent consideration element as well as other compensatory arrangements based on continued employment of certain key employees. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.

Any significant disruption in service on our websites, mobile applications or in our computer systems, which are hosted primarily by third-party providers, could damage our reputation and result in fees to customers or a loss of users, which would harm our business and operating results.

We have experienced limited interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and mobile applications, but we may experience more significant interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our services on our websites and mobile applications and prevent or inhibit the ability of our customers and event and meeting registrants to access our services. Problems with the reliability or security of our systems could harm our reputation or result in substantial costs to remedy these problems, any of which could negatively affect our business, results of operations and financial condition.

We have entered into agreements with many of our customers and business partners that obligate us to compensate them should an interruption affect their use of our services. While some of the communications, network and computer hardware used to provide our services, including our websites and mobile applications, are located at our headquarters in McLean, Virginia, a significant amount of this hardware is located in a facility in Ashburn, Virginia which we do not own or control. Also, businesses we have acquired rely heavily on third-party service providers to host their software applications, web services, data storage, credit card processing and other computing infrastructure, thereby increasing our dependence on these third party providers. Problems faced by our third-party information technology providers could adversely affect the experience of our customers. Any errors, defects, disruptions or other performance problems with our third-party information technology providers could directly affect our ability to provide services to our customers, which may result in liabilities to us and our customers, harm our reputation and negatively affect our business, operating results and financial condition.

We are dependent on the maintenance and expansion of the infrastructure of the internet, over which we have no control. Any failure of the internet infrastructure we rely on, even for a short period of time, could harm our business, operating results and financial condition. In addition, our systems and operations are vulnerable to damage, interruption or complete failure from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our customers, and a total failure of our systems at both sites could cause our platform to be completely unavailable for all customers.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa, MasterCard and American Express, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa, MasterCard and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or the PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. We assess our compliance with the PCI DSS on a periodic basis, and make necessary improvements to our internal controls. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages and civil liability, and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. For example, we have acquired businesses in the past that were not immediately compliant with PCI DSS at the time of our acquisition. Until those businesses are fully integrated with our own systems we may be unable to comply with PCI DSS standards for those acquired businesses without substantial additional costs. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. Any such event would harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

Our business is susceptible to declines or disruptions in the demand for events and meetings, including those due to economic downturns or natural disasters.

Our business and financial performance are affected by the health of the worldwide events and meetings industry. Events and meetings are sensitive to business-related discretionary spending levels and tend to grow more slowly or even decline during economic downturns. Decreased expenditures by meeting planners and participants could also result in decreased demand for our event management solutions, thereby causing a reduction in our sales. In addition, sales of our marketing solutions to hotels and venues may suffer if fewer event and meeting planners use our solutions. Although we are optimistic about the capabilities of our solutions to assist event and meeting planners in maximizing return on investment when funds available to spend on events are limited, further economic weakness and uncertainty may nonetheless result in significantly decreased spending on our event and meeting management solutions, which may adversely affect our business, operating results and financial condition.

External factors beyond our control may adversely affect the events and meetings industry, with a corresponding negative impact on our business and operating results. Economic downturns, natural disasters, such as hurricanes, tsunamis, earthquakes or volcanic eruptions, and other phenomena, such as pandemics and epidemics, have previously disrupted normal travel patterns and levels, which has correspondingly disrupted the events and meetings industry. The events and meetings industry is also sensitive to other events beyond our control, such as political instability, regional hostilities, increases in fuel prices, the emergence and widespread adoption of more-effective teleconference and virtual meeting technologies, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on our business and results of operations. For example, the September 2001 terrorist attacks in the U.S. had a dramatic and sustained impact on the travel industry generally, which had a corresponding negative impact on the events and meetings industry thereafter. Any future terrorist attack, whether on a small or large scale, could have a material and negative impact on our business, results of operations or financial condition.

We are dependent in part upon our relationships with our strategic partners to sustain the flow of business through the Cvent Supplier Network.

Our access to certain customers is facilitated in some cases by strategic partner relationships with certain companies. If these strategic partners terminate or do not renew their relationships with us, it could have a negative effect on revenue for sales of our event management software solutions. More than 60% of the RFPs transmitted to hotels and venues through our CSN during the year ended December 31, 2012 originated from event planners introduced to us through these partnerships. As such, the loss of several of these partnerships would greatly diminish the value of the CSN.

Growth of our business will depend on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of users, or our ability to increase their level of engagement.

We believe that a strong brand is necessary to continue to attract and retain event and meeting planners and, in turn, the hotels and venues who choose to advertise on the Cvent Supplier Network. We need to maintain, protect, and enhance our brand to expand our base of customers and users and increase their engagement with our solutions. This will depend largely on our ability to continue to provide high-value, differentiated solutions, and we may not be able to do so effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Furthermore, negative publicity about our company, including our content, technology, sales practices, personnel or customer service could diminish confidence in, and the use of, our solutions, any of which could harm our operating results. If we are unable to maintain or enhance customer awareness of our brand cost-effectively, our business, operating results and financial condition could be harmed.

Event and meeting planners may not widely adopt our applications to manage the important aspects of their events and meetings, which would limit our ability to grow our business.

Our ability to grow our business and increase revenue depends on our success in educating event and meeting planners about the potential benefits of our cloud-based platform. Cloud applications for organizing and managing important aspects of events and meetings have not previously been widely adopted by event and meeting planners. Concerns about cost, fraud, privacy, security, reliability and other issues may cause event and meeting planners not to adopt our applications. Moreover, event and meeting planners who have already invested substantial resources in other registration and management systems or methods may be reluctant to adopt a new approach like ours to supplement or replace existing systems or methods. If event and meeting planners do not widely adopt applications such as ours, our ability to grow our business will be limited.

We have experienced losses in the past and we may not sustain profitability in the future.

We have incurred a significant accumulated deficit in prior periods, in large part due to accretion of redemption features on previously outstanding preferred stock in those periods. We experienced a net loss of $0.2 million for the year ended December 31, 2011 and have an accumulated deficit as of March 31, 2013 of $19.5 million. We also anticipate a net loss for the three months ended June 30, 2013. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to grow our business and acquire clients, develop our platform, develop new solutions and comply with being a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Many of our efforts to generate revenue from our business, particularly with respect to our marketing solutions, are unproven, and any failure to increase our revenue or generate revenue from new solutions could prevent us from attaining or increasing profitability. Furthermore, to the extent we are successful in increasing our customer base, we could also incur increased losses because costs associated with entering into customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

Seasonality may cause fluctuations in our revenue and operating results.

We generally experience seasonality in our marketing solutions sales due to the seasonality of the underlying marketing budgets of hotels and venues. Hotels and venues advertising on the Cvent Supplier Network have historically made more purchasing decisions in the fourth quarter of the calendar year.

If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer.

Our success depends on continued innovation to provide features and services that make our solutions, websites and mobile apps useful for event and meeting planners, hotels and venues and event registrants and attendees. Our competitors are frequently developing innovations in services and features. Additionally, the rapid pace at which technology evolves generally requires us to find new ways to deliver our solutions to end users with better performance and functionality. As a result, we must continue to invest significant resources in research and development in order to continually improve the speed, accuracy and comprehensiveness of our solutions. We may introduce significant changes to our existing solutions or develop and introduce new and unproven solutions, including using technologies with which we have little or no prior development or operating experience. If we are unable to continue offering innovative solutions or if new or enhanced solutions fail to engage event and meeting planners, hotels and venues or event registrants and attendees, we may be unable to attract additional customers or event registrants or retain our current customers or event registrants and attendees, which may adversely affect our business, operating results and financial condition.

Defects or disruptions in the rollout of our new products and product enhancements could diminish demand for our service, adversely affect our reputation and subject us to substantial liability.

Like many internet-based cloud companies, we provide frequent incremental releases of product updates and functional enhancements. Such new versions frequently contain undetected errors when first introduced or released. We have, from time to time, found defects in our service, and new errors in our existing service may be detected in the future. In addition, our customers may use our service in unanticipated ways that may cause a disruption in service for other customers or for event registrants. Since our customers use our service for important aspects of their business, any errors, defects, disruptions in service or other performance problems with our service could hurt our reputation and may damage our customers’ businesses. If that occurs, our customers may delay or withhold payment to us, elect not to renew, make service credit claims, warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could result in an increase in our bad debt expense, an increase in collection cycles for accounts receivable, require us to increase our warranty provisions or incur the expense or risk of litigation. Further, if we are unable to meet the stated service level commitments we have guaranteed to our customers or suffer extended periods of unavailability for our service, we may be contractually obligated to provide these customers with credits for future service, and there would be a negative impact on our reputation.

We rely on the performance of highly skilled personnel, including senior management and our sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our sales personnel and software engineers. Competition for well-qualified employees in all aspects of our business, including sales personnel and software engineers, is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected. The loss of any of our senior management or key employees could adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees.

Our business depends substantially on renewing agreements with existing customers and selling additional solutions to them. Any decline in our customer renewals or expansions would likely harm our future operating results, especially if we are unable to recognize sufficient revenue to offset related customer acquisition costs prior to such termination or cancellation of our customer agreements.

In order for us to improve our operating results, it is important that our event and meeting management customers renew their license agreements and our hotel and venue advertisers renew their advertising agreements with us when the initial term expires, as well as purchase additional solutions and advertising from us. We offer our event and meeting management solutions primarily through annual and multi-year subscription agreements and our hotel and venue marketing solutions primarily through a mix of single-year and multi-year arrangements. In some cases, our customers have no renewal obligation after their initial term expires, and we cannot assure you that we will be able to renew agreements with any of our customers at the same or higher contract value. Some agreements also contain a termination right for the customer in the event of customer dissatisfaction with our services because of substantial nonperformance that remains uncured by us. In addition, some of our customer contracts allow for a termination for convenience. Our ten largest event and meeting management customers and our largest ten hotel and venue advertising customers during the year ended December 31, 2012 represented 4% and 6%, respectively, of our total revenue during that year. If our customers do not renew their agreements, renew on less favorable terms or fail to purchase additional solutions or advertising, our revenue may decline, and our operating results would likely be harmed.

We typically bill customers for no longer than the next fiscal year with payment due upfront regardless of the full length of the contract, although we incur most of our customer acquisition costs at the time of sale. Depending upon the scope of the customer’s needs, these costs can be significant. If a customer does not renew or cancels its agreement with us, we may not recognize sufficient revenue from that customer prior to the termination or cancellation to offset the acquisition costs associated with that customer.

If we fail to offer high quality customer support, our business and reputation would suffer.

Our customers rely on our customer support services. High-quality education and customer support is important for the successful marketing and sale of our solutions and for the renewal of our agreements with existing customers. The importance of high quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new services to existing and new customers would suffer and our reputation with existing or potential customers would be harmed.

Our growth rate over the past few years may not be sustainable. If we fail to maintain an adequate growth rate, our business will be adversely affected and we may not achieve or maintain profitability.

Our revenue has grown rapidly over the past few years. We may not be able to sustain this level of growth in future periods, and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Further, a portion of our revenue growth in the year ended December 31, 2012 and the three months ended March 31, 2013 and June 30, 2013 resulted from acquisitions and not organic growth. We may not complete acquisitions in the future that increase our revenue at the same rate as in prior periods. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete the acquisitions we do identify as worth pursuing. If we are unable to maintain an adequate rate of growth, our business will be adversely affected and we may not maintain profitability.

Failure to adequately expand our direct sales force will impede our growth.

We will need to continue to expand and optimize our sales infrastructure in order to grow our customer base and our business. We plan to continue to expand our direct sales force, both domestically and internationally. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before our sales representatives are fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel, or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

We have previously identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.

We produce our consolidated financial statements in accordance with the requirements of U.S. GAAP. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2011 and 2012, we identified a material weakness in the design and operation of our internal controls over financial reporting relating to management review controls over complex, non-routine accounting transactions and the preparation and review of financial statements. Specifically, we determined that we had significant deficiencies related to our review of equity transactions, controls related to the preparation and review of our tax provision and the operation of our financial reporting controls, all of which aggregated to a material weakness in internal control. In 2013, we began implementing procedures and controls designed to mitigate the material weakness and underlying significant deficiencies. Amongst other actions, we have expanded our in-house accounting and finance resources, including hiring eleven new personnel since October 2012, including our chief financial officer; implemented enhanced review procedures; begun a comprehensive documentation of our internal controls and procedures; and implemented more formal procedures as to the evaluation of non-routine judgments and estimates. In addition, we expect to implement an internal audit function during 2013 and complete our documentation of our internal controls and procedures. Although we believe these controls will be effective, we have not yet determined if we have successfully remediated the material weakness and those significant deficiencies.

If we continue to have these issues or other material weaknesses or significant deficiencies in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial condition or results of operations. Either of those events could have an adverse effect on the value of our common stock.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results.

We offer our event and meeting management solutions primarily through a mix of single-year and multi-year subscription agreements and generally recognize revenue ratably over the related subscription period. We offer our hotel and venue marketing solutions primarily through a mix of single-year and multi-year arrangements and generally recognize revenue ratably over the related advertising period. As a result, much of the revenue we report in each quarter is derived from the recognition of previously unbilled contract value relating to agreements entered into during prior quarters or years. In addition, as we generally invoice for no more than the next fiscal year for any customer contracts, including those for multiple years, we do not record deferred revenue beyond amounts invoiced as a liability on our balance sheet. A decline in new or renewed subscriptions or marketing solutions agreements in any one quarter is not likely to be reflected immediately in our revenue results for that quarter. Such declines, however, would negatively affect our revenue and deferred revenue balance in future periods, and the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription and advertising model also makes it difficult for us to rapidly increase our total revenue and deferred revenue balance through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription or advertising term.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, lease arrangements, and cash from operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of operating cash flows or unforeseen circumstances. We may determine to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure additional debt or equity financing in a timely manner on favorable terms, or at all. We do not currently have access to a credit arrangement, and we currently fund our operations using cash generated from operations. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with Securities and Exchange Commission rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, at such time as Section 302 is applicable to us, which we expect to occur immediately following effectiveness of this registration statement, we will be required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, we will also be required to comply with Section 404. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our operating results and financial condition.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We may have difficulty scaling and adapting our existing infrastructure to accommodate increased traffic and storage demands, technology advances or customer requirements, which could cause delays or service interruptions.

In the future, advances in technology, increases in traffic and storage demands and new customer requirements may require us to change our infrastructure, expand our infrastructure or replace our infrastructure entirely. Scaling and adapting our infrastructure is likely to be complex and require additional technical expertise. If we are required to make any changes to our infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers and partners to become dissatisfied with our service and move to competing providers of event and meeting management solutions. Our failure to accommodate increased traffic and storage demands, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our infrastructure could harm our business, results of operations and financial condition.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. By the terms of certain open source licenses, we could be required to release the source code of our applications and to make our applications available under open source licenses, if we combine or distribute our applications with open source software in a certain manner. In the event that portions of our applications are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all, or a portion of, those applications or otherwise be limited in the licensing of our applications, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated, and could negatively affect our business, results of operations and financial condition.

If we do not or cannot maintain the compatibility of our solutions with third-party applications that our customers use in their businesses, demand for our solutions could decline.

The functionality of our cloud-based platform depends, in part, on our ability to integrate it with third-party applications and data management systems that our customers use and from which they obtain data. In addition, we rely on access to third-party application programming interfaces, or APIs, to provide our social media channel offerings through social media platforms. Third-party providers of these applications, data management systems and APIs may terminate their relationships with us, change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications, data management systems and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our cloud-based platform, which could negatively impact our offerings and harm our business. Further, if we fail to integrate our platform with new third-party applications and platforms that our customers use, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers need, which would negatively impact our offerings and, as a result, could negatively affect our business, results of operations and financial condition.

Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed by our customers through our service.

We rely on our customers to secure the rights to redistribute content over the internet or through mobile event apps, and we do not screen the content that they distribute using our solutions. There is no assurance that our customers have licensed all rights necessary for distribution, including internet or mobile app distribution. Other parties may claim certain rights in the content of our customers. In the event that our customers do not have the necessary distribution rights related to content, we may be required to cease distributing such content, or we may be subject to lawsuits and claims of damages for infringement of such rights. If these claims arise with frequency, the likelihood of our business being adversely affected would rise significantly.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could adversely affect our profitability.

As of March 31, 2013, we had federal and state net operating loss carryforwards due to prior period losses, which, if not utilized, will begin to expire in 2021 for both federal and state purposes. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be further limited if we experience an “ownership change”. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. For example, we had an “ownership change” under Section 382 in 2001. This offering or future issuances of our stock could cause an “ownership change.” It is possible that an ownership change in connection with this offering, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, including in the United States, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization that operates in numerous jurisdictions in the United States and around the world, we may be subject to taxation in several jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The authorities in these jurisdictions, including state and local taxing authorities in the United States, could successfully assert that we are obligated to pay additional taxes, interest and penalties. In addition, the amount of taxes we pay could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. The authorities could also claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

We are exposed to fluctuations in currency exchange rates.

We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Our operating results could be negatively affected depending on the amount of expense denominated in foreign currencies, primarily the Indian rupee. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when remeasured, may differ materially from expectations. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of the U.S., the effects of movements in currency exchange rates will increase as our transaction volume outside of the U.S. increases.

A significant portion of our revenue is derived from event and meeting planners. As such, our business is dependent upon identifying new event planners.

Revenue from our solutions for event and meeting planners has historically constituted the majority of our revenue and represented 70% of our total revenue for each of the year ended December 31, 2012 and the three months ended March 31, 2013. Event and meeting planners can be found in a range of corporate departments, which makes it difficult to identify prospective planner customers. Since our formation, we have proactively and systematically worked to identify potential event planner customers. However, we cannot guarantee that we will be able to continue to identify new event planner customers, and the effort to identify new event planner customers will be more costly and time-consuming than seeking marketing contracts with new and existing venue customers.

If the estimates and assumptions we use to determine the size of our target market, customer groups or the verticals within customer groups are inaccurate, our future growth rate may be limited and our business would be harmed.

We calculate the size of our target market, customer groups and verticals within customer groups, based on data published by third parties and on internally generated data and assumptions. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe our market size information is generally reliable, such information is inherently imprecise. In addition, our projections, assumptions and estimates of future opportunities within our target market are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth rate may be limited. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which would harm our business.

As Internet commerce develops, federal, state and foreign governments may propose and implement new taxes and new laws to regulate Internet commerce, which could increase our operating costs and negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the enforcement of existing laws and regulations or the enactment of new laws applicable to interactive marketing. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our customers in the form of increased fees. Legislation introduced in Congress in 2013, if enacted into law, would authorize states to require out-of-state retailers to collect and remit sales taxes on goods sold online. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or via email. Such taxes could discourage the use of the Internet and email as a means of commercial marketing, which would adversely affect the viability of our software.

If Internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, participant engagement in our websites and online communities could decline.

We depend in part on various Internet search engines to direct a significant amount of traffic to our websites. Our ability to maintain the number of potential participants directed to our websites is not entirely within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve search results, which could adversely affect placement of our search result page rankings. If search engine companies revise their search algorithms in ways that are detrimental to new participant growth on our websites or in ways that make it more difficult for organizers or participants to use our websites, or if competitors’ SEO efforts are more successful than ours, the overall growth in the numbers of organizers and participants using our websites could slow, participant engagement could decrease and we could lose existing participants and become less attractive to existing and prospective organizer customers. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of participants directed to our website would harm our business and operating results.

Risks Related to this Offering

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the level of our revenue, profitability, cash flow and deferred revenue, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

•	our ability to attract new customers;

•	the addition or loss of existing customers, including through acquisitions or consolidations;

•	the timing of recognition of revenue;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions;

•	customer renewal rates;

•	increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors; and

•	seasonal variations in sales of our solutions, which has historically been highest in the fourth quarter of a calendar year.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, or if our actual results differ significantly from our guidance, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, from time to time, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management’s estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Any failure to meet guidance or analysts’ expectations could have a material adverse effect on the trading price or volume of our stock.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $15.53 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, based on the number of shares outstanding as of March 31, 2013, we will have outstanding 38,667,164 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 5,600,000 shares sold in this offering will be immediately freely tradable, and approximately 33,027,765 additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between some of our stockholders and the underwriters. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately 19,721,407 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Securities Act Rule 144 in the case of our affiliates.

Additionally, after this offering, the holders of an aggregate of 33,031,251 shares of our common stock will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register these shares for resale, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately 63% of our outstanding common stock. These persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws, and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions: creating a classified board of directors whose members serve staggered three-year terms; authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock; limiting the liability of, and providing indemnification to, our directors and officers; limiting the ability of our stockholders to call and bring business before special meetings; requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will increase when we are no longer an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the completion of this offering, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “aim,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY DATA

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by eMarketer or other publicly available information as well as an independent overview of the global events and meetings industry prepared by Frost & Sullivan, which was commissioned by us. Frost & Sullivan has consented to the references to their reports and the use of their name in this prospectus. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,600,000 shares of our common stock in this offering will be approximately $91.1 million, or approximately $105.2 million if the underwriters exercise their option in full, based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $5.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including further expansion of our operations and product development.

In addition, we may use a portion of the net proceeds from this offering to acquire, invest in or license complementary products, technologies or businesses, but we currently have no plans, proposals or arrangements with respect to any potential acquisition, investment or in-license. We may allocate funds from other sources to fund some or all of these activities.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2013:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•

on a pro forma basis reflecting (i) the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 17,418,807 shares of our common stock, which will occur immediately prior to the completion of this offering and (ii) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis reflecting the conversion described in the preceding clause and the receipt by us of the net proceeds from the sale of 5,600,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the exercise of any option held by the underwriters with respect to this offering.

The following information is illustrative only of our cash, cash equivalents and short-term investments and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments, net of restricted cash	$40,944	$40,944	$132,052

Stockholders’ equity:
Preferred stock, $0.001 par value per share; no shares authorized, actual and pro forma; 100,000,000 shares authorized, pro forma as adjusted; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	$—	$—	$—
Series A Convertible Preferred stock, $0.001 par value per share; 69,675,300 shares authorized, actual; no shares authorized, pro forma and pro forma as adjusted; 17,418,807 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	17	—	—
Common stock, $0.001 par value per share; 154,492,987 shares authorized actual and pro forma; 1,000,000,000 shares authorized pro forma as adjusted; 16,168,571 shares issued and 15,648,357 shares outstanding, respectively, actual; 33,587,378 shares issued and 33,067,164 shares outstanding, pro forma; and 39,187,378 shares issued and 38,667,164 shares outstanding, pro forma as adjusted	16	33	39
Treasury stock	(3,966)	(3,966)	(3,966)
Additional paid-in capital	44,306	44,306	135,148
Accumulated deficit	(19,436)	(19,436)	(19,436)

Total stockholders’ equity	20,937	20,937	111,785

Total capitalization	$20,937	$20,937	$111,785

The number of shares of common stock outstanding in the table above does not include:

•

3,170,096 shares of common stock issuable upon exercise of options outstanding, including 329,931 shares underlying stock options that have been early exercised and remain subject to vesting, at a weighted-average exercise price of $2.80 per share under our Stock Incentive Plan as of March 31, 2013;

•

139,729 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock as of March 31, 2013, at an exercise price of $1.80 per share, of which, subsequent to March 31, 2013, 14,729 shares have been issued upon the exercise of certain of these warrants and the warrants pertaining to the remaining 125,000 shares have been repurchased from the holder; and

•	an additional 3,866,716 shares of our common stock to be reserved for future issuance under our 2013 Equity Incentive Plan following this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock.

As of March 31, 2013, we had a net tangible book value of $4.7 million, or approximately $0.30 per share of common stock. On a pro forma basis, after giving effect to the conversion of the outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering, our net tangible book value would have been approximately $4.7 million, or approximately $0.14 per share of common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 5,600,000 shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $95.6 million, or approximately $2.47 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $2.33 per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $15.53 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$18.00
Pro forma net tangible book value per share as of March 31, 2013	$0.14
Increase in pro forma as adjusted net tangible book value per share attributable to this offering per share to existing investors	2.33

Pro forma as adjusted net tangible book value per share after this offering		2.47

Dilution per share to new investors		$15.53

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $5.2 million, or approximately $0.13 per share, and the dilution per share to investors participating in this offering by approximately $0.87 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase 840,000 additional shares of common stock from us in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $2.77 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $2.63 per share and the dilution to new investors purchasing common stock in this offering would be $15.23 per share.

The following table sets forth as of March 31, 2013, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid by or received from existing stockholders and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	33,067,164	86%	$140,763,587	58%	$4.61
New investors	5,600,000	14	100,800,000	42	18.00

Total	38,667,164	100%	$241,563,587	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing table excludes:

•

3,170,096 shares of common stock issuable upon exercise of options outstanding, including 329,931 shares underlying stock options that have been early exercised and remain subject to vesting, at a weighted-average exercise price of $2.80 per share under our Stock Incentive Plan as of March 31, 2013;

•

139,729 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock as of March 31, 2013, at an exercise price of $1.80 per share, of which, subsequent to March 31, 2013, 14,729 shares have been issued upon the exercise of certain of these warrants and the warrants pertaining to the remaining 125,000 shares have been repurchased from the holder; and

•	an additional 3,866,716 shares of our common stock to be reserved for future issuance under our 2013 Equity Incentive Plan following this offering.

The shares of our common stock reserved for future issuance under our equity benefit plans will be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options or warrants are exercised, new options are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements that have been audited by KPMG LLP, independent registered public accounting firm and are included elsewhere in this prospectus. The following selected consolidated financial data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our unaudited consolidated financial statements and are not included in this prospectus. The following selected consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and balance sheet data as of March 31, 2013 from our unaudited consolidated interim financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial data for the three months ended March 31, 2012 and 2013 and as of March 31, 2013 includes, all adjustments, consisting only of normal recurring accruals, that are necessary in the opinion of our management for a fair presentation of our financial position and results of operations for these periods.

Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2013. The selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
Revenue	$26,129	$31,837	$45,060	$60,854	$83,474	$18,250	$24,360
Cost of revenue(1)	5,573	7,206	10,122	16,660	20,573	4,625	6,003

Gross profit	20,556	24,631	34,938	44,194	62,901	13,625	18,357
Operating expenses:
Sales and marketing(1)	10,087	12,302	18,227	29,305	35,873	8,136	11,519
Research and development(1)	1,015	1,605	2,201	4,172	7,605	1,423	2,502
General and administrative(1)	4,754	5,883	6,946	8,422	11,523	2,135	4,647

Total operating expenses	15,856	19,790	27,374	41,899	55,001	11,694	18,668

Income (loss) from operations	4,700	4,841	7,564	2,295	7,900	1,931	(311)
Interest income	180	114	111	270	811	268	259

Income (loss) from operations before income tax expense	4,880	4,955	7,675	2,565	8,711	2,199	(52)
Provision (benefit) for income taxes	1,854	1,641	2,932	2,749	4,406	1,329	(362)

Net income (loss)	$3,026	$3,314	$4,743	$(184)	$4,305	$870	$310

Net income (loss) per common share:
Basic	$0.22	$0.21	$0.28	$(0.01)	$0.13	$0.03	$0.01

Diluted	$0.08	$0.09	$0.14	$(0.01)	$0.12	$0.02	$0.01

	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
Pro forma net income per share attributable to common stockholders:(2)
Basic					$0.13		$0.01

Diluted					$0.12		$0.01

Weighted average common shares outstanding:
Basic	13,480	15,971	17,194	16,758	33,167	33,211	32,872
Diluted	36,947	36,946	33,914	16,758	34,791	34,866	34,568
Pro forma weighted average common shares outstanding:(2)
Basic					33,167		32,872
Diluted					34,791		34,568

(1)	Stock-based compensation expense included in these line items is as follows:

	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$8	$62	$33	$690	$762	$182	$210
Sales and marketing	14	105	57	2,376	2,895	817	777
Research and development	2	16	9	373	539	152	141
General and administrative	3	23	12	512	1,010	285	311

Total stock-based compensation expense	$27	$206	$111	$3,951	$5,206	$1,436	$1,439

(2)	Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 17,418,807 shares of our common stock as of the beginning of the applicable year or at the time of issuance, if later.

Consolidated Balance Sheet Data

	December 31,					March 31, 2013
	2008	2009	2010	2011	2012
	(in thousands)
Cash, cash equivalents and short-term investments, net of restricted cash	$7,945	$10,035	$19,315	$26,485	$26,170	$40,944
Total current assets	14,367	21,610	36,806	48,764	61,320	62,986
Total assets	22,113	28,314	45,376	58,441	90,030	92,412
Deferred revenue	12,933	19,687	29,362	37,293	51,554	53,258
Total current liabilities	14,779	22,188	34,022	45,189	68,747	68,730
Total non-current liabilities	1,043	956	992	1,086	2,553	2,745
Stockholders’ equity	6,291	5,170	10,362	12,166	18,730	20,937

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Consolidated financial data referenced in this section as of and for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Consolidated financial data referenced in this section as of and for the years ended December 31, 2008, 2009 and 2010 are derived from our unaudited consolidated financial statements not included in this prospectus. Consolidated financial data referenced in this section as of and for the three months ended March 31, 2012 and 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial data as of and for the three months ended March 31, 2012 and 2013 includes, all adjustments, consisting only of normal recurring accruals, that are necessary in the opinion of our management for a fair presentation of our financial position and results of operations for these periods. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading cloud-based enterprise event management platform. We provide solutions for both sides of the events and meetings value chain: (i) event and meeting planners, and (ii) hotels and venues. Our integrated, cloud-based solution addresses the entire event lifecycle by allowing event and meeting planners to organize, market and manage their meetings, conferences, tradeshows and other events. Our online marketplace connects event planners and venues through our vertical search engine that accesses our proprietary database of detailed venue information. The combination of these solutions creates an integrated platform that allows us to generate revenue from both sides of the events and meetings value chain.

Our event and meeting planner customers include enterprises such as corporations, associations, not-for-profits, government agencies and universities. These customers enter into annual and multi-year subscription contracts to utilize part or all of our cloud-based software solutions to plan, manage and execute enterprise events and meetings including external events, such as conferences, tradeshows, and customer events, as well as internal events, such as sales meetings, training seminars and team-building events. As of December 31, 2012, we had more than 6,200 event and meeting planner customers. Our event and meeting planner customers used our event management solutions to execute more than 139,000 events and meetings and managed 7.3 million registrations during the year ended December 31, 2012. Revenue from our event and meeting planning platform subscription solutions were $58.7 million during the year ended December 31, 2012 and $17.1 million for the three months ended March 31, 2013, or 70% of our total revenue during those periods. We generally recognize revenue from these contracts ratably over the term of the contract.

On the other side of the event value chain, hotels and venues utilize our online marketing solutions to generate more visibility with ready-to-transact event and meeting planners. Our online marketplace, the Cvent Supplier Network, or CSN, connects tens of thousands of event and meeting planners seeking the best venue for their event with more than 200,000 venues in our proprietary database. We believe that our CSN contains the world’s largest, most accurate and searchable database of detailed meeting venue information with listings of hotels, conference centers, convention centers, resorts, restaurants, museums, country clubs, wineries, castles and other special event venues in more than 175 countries. Hotels and venues enter into annual and multi-year advertising contracts with us for marketing solutions that increase the prominence of their properties in our CSN; we recognize the revenue from these marketing solutions over the term of the agreement based on the estimated selling prices of each solution. As of December 31, 2012, we had more than 30,000 active CSN event and meeting planner users. The CSN is available with the same functionality to users of our paid subscription event and meeting platform solutions as well as to event and meeting planners that simply visit the CSN site and establish a free user account. All of these users have the ability to submit RFPs to hotels and venues free of charge using the CSN. We consider an event and meeting planner to be “active” if such user accessed their account within the 12 months preceding the date of measurement. As of December 31, 2012, we had more than 4,700 hotel and venue customers paying for marketing solutions. Event planners transmitted approximately 1.1 million RFPs for events requiring approximately 13.9 million room nights during the year ended December 31, 2012. Revenue from our marketing solutions were $24.7 million during the year ended December 31, 2012 and $7.2 million for the three months ended March 31, 2013, or 30% of our total revenue during those periods.

We were established in 1999 as a provider of event registration software to event and meeting planners. During the steep economic downturn in the technology sector from 2000 to 2002, we faced initial macroeconomic setbacks to our business and endured substantial austerity. We believe our early struggles have resulted in a strong culture of teamwork and entrepreneurial spirit. We have also evolved during that period from an event registration and event marketing software provider to a comprehensive platform solution covering the entire event value chain starting from venue sourcing to collecting online feedback from attendees.

Our revenue has increased from $26.1 million during the year ended December 31, 2008 to $83.5 million during the year ended December 31, 2012 and $24.4 million during the three months ended March 31, 2013. Our net income has grown from $3.0 million during the year ended December 31, 2008 to $4.3 million during the year ended December 31, 2012 and $0.3 million during the three months ended March 31, 2013. We had adjusted EBITDA of $20.3 million and $3.2 million during the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. We first launched our CSN in 2008, and revenue from advertising solutions has grown from an immaterial percentage of total revenue during the year ended December 31, 2008 to 30% of total revenue during each of the year ended December 31, 2012 and the three months ended March 31, 2013. Although we have experienced substantial growth in revenues and adjusted EBITDA in recent years, we are dependent on attracting new event and meeting planner customers and new marketing customers to sustain a similar level of growth in future periods.

Although we have historically grown our business organically, we acquired three small complementary businesses during the year ended December 31, 2012. In January 2012, we acquired Seed Labs LLC, now branded as our CrowdTorch product, to develop our mobile app capabilities for consumer events. In June 2012, we acquired CrowdCompass, Inc. to develop our mobile app capabilities for business events. In December 2012, we acquired TicketMob LLC to develop our ticketing capabilities. We expect to maintain our focus on organic growth in the future and may pursue opportunistic acquisitions that add complementary technology or expand our geographic footprint.

We generate the majority of our revenue from North America. Revenue from outside North America accounted for 7%, 9% and 10% for years ended December 31, 2011 and 2012 and the three months ended March 31, 2013, respectively. However, we believe our market opportunity is global, and we expect that international revenue will grow as a percentage of our total revenue in future periods as we place increasing emphasis on developing that element of our business. To support our international expansion and to increase global sales for all of our solutions, we opened our first European sales office in London in May 2013 and ultimately plan to expand our sales force in Europe. We also plan to introduce select European and Asian language planner interfaces in future periods to strengthen our penetration within European and Asian event and meeting planner markets.

We believe an important element of our past success has been the effective use of our India office. As of December 31, 2012, we employed approximately 600 personnel in India, replicating nearly every U.S.-based business division there, as well as additional functions unique to our India operations. Our India operations help us accomplish three business objectives: (i) near-continuous technical development and customer service, (ii) worldwide geographic reach for marketing efforts and (iii) building and maintaining our proprietary databases.

Combining the resources of our U.S. and India operations, we are able to continue technical development and customer support throughout the normal business hours of each region. In addition, our India office houses the majority of our marketing personnel for the Asia-Pacific and Europe, Middle East and Africa regions. Finally, we leverage our Indian operations to build our large event planner contact database and to research and maintain more than 200,000 venues on our CSN. We are able to benefit greatly from the labor and infrastructure cost advantages of the region and accomplish many critical business tasks in an efficient and cost effective manner.

Since 1999, we have relied on private placements of capital stock, and cash from operating activities to fund our ongoing operations. In July 2011, three venture capital funds invested $135.9 million in our business. The net proceeds from this transaction were used to repurchase shares held by long-time early angel and venture capital investors as well as from certain members of our senior management.

Our ability to grow our revenue and capitalize on the significant market opportunity we see for ourselves depends on our ability to get more event planners, hotels and venues to adopt our solutions, grow the number of our solutions being used per customer and expand our geographical presence. In the near-term, although we expect revenue growth, we expect that our cost of revenue and operating expenses will increase as a percentage of revenue. Marketing and sales expenses are also expected to increase as a percentage of revenue, as we continue to expand our direct sales teams, international operations and increase our marketing activities. We believe that we must invest in maintaining a high level of client service and support as we consider it critical for our continued success. As such, we expect to invest in research and development to continue to provide cutting edge solutions for our clients. Finally, we also expect to incur additional general and administrative expenses as a result of both our growth and our transition to becoming a public company.

Recent Developments (preliminary and unaudited)

Our consolidated financial statements for our three months ended June 30, 2013 are not yet available. Accordingly, the financial results we present below are preliminary and subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the quarterly review of our consolidated financial statements. As a result, these preliminary results may differ from the actual results that will be reflected in our consolidated financial statements for the quarter when they are completed and publicly disclosed. These preliminary results may change and those changes may be material.

Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them.

Although the results of our three months ended June 30, 2013 are not yet finalized, the following information reflects our preliminary expectations with respect to such results based on currently available information:

For the three months ended June 30, 2013:

•

Revenues are expected to be between $26.7 million to $26.9 million, representing an increase of (i) 35% to 36% as compared to revenue of $19.8 million for the three months ended June 30, 2012 and (ii) 10% to 11% as compared to revenue of $24.4 million for the three months ended March 31, 2013. The year-over-year quarterly increase reflects a 34% to 35% increase in our Subscription Platform business and a 38% to 39% increase in our Marketing Solutions business. The sequential quarter increase reflects a 9% to 10% increase in our Subscription Platform business and a 12% to 13% increase in our Marketing Solutions business. Both the year-over-year and sequential quarter increases in total revenue were primarily driven by sales of products to new and returning customers, partially offset by customers lost during the three months ended June 30, 2013;

•

Net loss is estimated to be between ($2.5) million and ($2.0) million, as compared to net income of (i) $0.5 million for the three months ended June 30, 2012 and (ii) $0.3 million for the three months ended March 31, 2013. The decrease in net income reflects increased spending in cost of revenue, and sales and marketing in relation to the increase in revenue. The decrease also reflects an increase in general and administrative costs that were primarily related to increases in headcount for administrative operations necessary to prepare for an initial public offering and operate as a public company, depreciation and amortization, stock-based compensation, foreign currency losses and acquisition costs. We expect our general and administrative costs to increase in absolute dollars and as a percentage of revenue as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company.

The estimates above represent the most current information available to management. A range for the preliminary results described above is provided because our financial closing procedures for the month and quarter ended June 30, 2013 are not yet complete due to the finalization of, among other things, our quarterly tax provision and certain stock based compensation calculations.

Key Metrics

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, except percentages)
Financial metrics
Revenue	$45,060	$60,854	$83,474	$18,250	$24,360
Year-over-year percentage increase	42%	35%	37%	37%	33%
Net income (loss)	$4,743	$(184)	$4,305	$870	$310
Adjusted EBITDA(1)	$10,781	$11,782	$20,344	$4,317	$3,238
Cash flows provided by operating activities	$14,056	$14,610	$23,581	$15,678	$17,081
Operating metrics
Event registrations processed	4,664	5,757	7,325	1,905	2,267
Events and meetings managed	83	108	139	37	46
Room nights requested	6,815	9,114	13,851	3,387	4,512
Number of RFPs transmitted	564	825	1,108	295	334

(1)	Adjusted EBITDA is not calculated in accordance with GAAP. A reconciliation of this non-GAAP measure to the most directly comparable GAAP-based measure along with a summary of the definition and its material limitation are included at footnote (3) of “Prospectus Summary— Summary Consolidated Financial Data—Other Financial Metrics.”

We monitor the key financial and operating metrics set forth in the preceding table to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation. We discuss revenue and the components of net income (loss) in the sections titled “—Financial Operations Overview” and “—Results of Operations,” adjusted EBITDA in footnote (3) in the section titled “Prospectus Summary—Summary Consolidated Financial Data—Other Financial Metrics” and cash flows provided by operating activities in the section titled “—Liquidity and Capital Resources.” The other metrics presented are described in further detail as follows:

Event Registrations Processed. We measure event registrations processed as the total number of all attendee registrations executed through our platform in a given period. We believe that the number of event registrations processed and the year-on-year growth rate help us evaluate the scale of events being executed through our software platform. We do not generate revenue on the basis of a fixed percentage per registration. Our pricing model is primarily based on contracted fees for blocks of registrations with an additional fee being charged for every registration being processed over and above that contracted amount. Thus, increases in registrations are a leading indicator of future increases in our revenue.

Events and Meetings Managed. We define events and meetings managed as the total number of all events and meetings managed through our platform in a given period. This amount includes all events and meetings using the date the event was created as listed in our system to determine which period the event was first actively managed by our platform. This also includes meetings being tracked on our platform by large enterprise clients for budgeting and management purposes. This amount does not include events and meetings identified by the planner as not yet active or deleted. We generally do not generate revenue on the basis of a rate per event or meeting. Our pricing model is based on a combination of (i) contracted fees for blocks of registrations with an additional fee being charged for every registration being processed over and above that contracted amount, (ii) annual maintenance fees and (iii) a fee per each additional module sold within our platform. Thus, the total number of events and meetings managed is a leading indicator of our revenue and helps us evaluate the scale being executed through our Event Management or Strategic Meetings Management solutions.

Room Nights Requested. We measure the number of room nights requested by event planners in a given period based on the total number of hotel guest room nights requested in connection with all unique RFPs transmitted through our CSN in such period less known cancelled RFPs. Although planners may submit a unique RFP created on our system to multiple venues, we consider each individual RFP created and transmitted on our system as an RFP representative of only one event. Event planners occasionally create more than one unique RFP for a particular event under certain circumstances, but we believe such behavior is infrequent. In addition, the actual number of room nights purchased in connection with an event from a particular venue may vary from the room nights requested. Nonetheless, we believe that room nights requested is a leading indicator of our online marketplace’s adoption by event planners and its significant network effects. As the number of room nights requested increases, more venues are incentivized to advertise and list in our CSN due to its value proposition for advertisers.

Number of RFPs Transmitted. We calculate the number of RFPs transmitted as the total count of all RFPs sent to all hotels and venues through our CSN during the period excluding events and meetings identified by the planner as cancelled. Most event planners request proposals from multiple venues for a particular event, and this metric reflects the gross level of activity by planners interacting with venues. We believe that the number of RFPs processed through our CSN is a leading indicator of our online marketplace’s adoption by event planners, as it shows the total level of activity on our network. As the number of RFPs transmitted increases, more venues are incentivized to advertise and list in our CSN due to the increased opportunity for venues to connect with planners.

Financial Operations Overview

Revenue

We generate revenue by offering subscriptions to our Event Management platform and marketing solutions on the Cvent Supplier Network. Since 2008, our revenue from our CSN has increased as a percentage of revenue as follows:

	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(Dollars in thousands)
Revenue by product:
Platform subscriptions	$26,034	$29,191	$35,162	$44,379	$58,733	$12,730	$17,123
Marketing solutions	95	2,646	9,898	16,475	24,741	5,520	7,237

Total revenue	$26,129	$31,837	$45,060	$60,854	$83,474	$18,250	$24,360

Percentage of revenue by product:
Platform subscriptions	100%	92%	78%	73%	70%	70%	70%
Marketing solutions	—	8	22	27	30	30	30

Total	100%	100%	100%	100%	100%	100%	100%

Platform Subscriptions. We generate the majority of our revenue through subscriptions for our event management solutions platform, pricing for which is based on the features and functionality selected. Our Strategic Meetings Management solution is targeted towards the large enterprise market, and includes the full functionality of our platform. Our Event Management solution, which is targeted towards mid-market and smaller enterprises, has many of the same features as our Strategic Meetings Management solution but does not include some of the advanced features and functionality required by larger organizations. The number of attendee registrations available to customers subscribing to the registration functionality is contractually fixed, and registrations above the contracted amount result in additional fees paid by the customer.

Our customer contracts are typically not cancellable without cause and typically range in length from one to three years. We generally recognize revenue from platform subscriptions ratably over the term of the agreement. Customers are typically invoiced in advance on a quarterly or annual basis. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized as revenue ratably over the subscription period. We refer to contractual amounts that have not been invoiced as unbilled contract value. Unbilled contract value is not reflected in our consolidated financial statements.

Platform subscription revenue also includes revenue from our mobile event apps and web survey products.

Marketing Solutions. Marketing solutions revenue is generated through the delivery of various forms of advertising sold through annual or multi-year contracts to marketers, principally hotels and venues. Such solutions include prominent display of a customer’s venue within the Cvent Supplier Network, the Cvent Destination Guide or in various electronic newsletters. Pricing for the advertisements is based on the term of the advertisement, targeted geography, number of advertisements and prominence of the ad placement.

We generally recognize the revenue from these marketing solutions over the period the advertisements are delivered. Customer contracts are typically not cancellable without cause and typically range in length from one to two years. We generally invoice our customers in advance in annual installments. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized as revenue over the contract period. Contractual amounts that have not been invoiced, which we refer to as unbilled contract value, are not reflected in our consolidated financial statements.

Cost of Revenue

Cost of revenue primarily consists of employee-related expenses, including salaries, benefits, bonuses and stock-based compensation, related to providing support and hosting our applications, costs of data center capacity, software license fees and amortization expense associated with capitalized software. In addition, we allocate a portion of overhead, such as rent, information technology costs, depreciation and amortization to cost of revenue based on head count.

We are invested in our customers’ success and as such, we will continue to invest in providing support and expanding our capacity to support our growth, which in the near-term will result in higher cost of revenue in absolute dollars and as a percentage of revenue.

Operating Expenses

Sales and Marketing

Sales and marketing expenses primarily consist of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses, commissions and stock-based compensation. Commissions are expensed when the customer contract is signed. In addition to staff costs, our cost of marketing includes product marketing and other brand-building activities, such as trade shows, product seminars and online marketing.

We intend to continue to invest in sales and marketing and expect spending in these areas to increase in the near-term in absolute dollars and as a percentage of revenue as we continue to expand our business both domestically and internationally. We expect sales and marketing expenses to continue to be among the most significant components of our operating expenses.

Research and Development

Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation and the cost of certain third-party contractors. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred.

With the exception of our three 2012 acquisitions, we maintain a unified software code base for our entire platform, which we believe improves the efficiency of our research and development activities. Notwithstanding, we expect research and development expenses to increase in the near-term in absolute dollars and as a percentage of revenue as we add new functionality on the platform and expand our cloud-delivery infrastructure.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses for administrative, finance, legal and human resource staffs, including salaries, benefits, bonuses and stock-based compensation, as well as professional fees, insurance premiums, other corporate expenses, and overhead.

We expect our general and administrative expenses to increase in absolute dollars and as a percentage of revenue as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company. In transitioning to a public company, we expect to incur additional expenses related to outside legal counsel, accounting and auditing activities, compliance with public company reporting and corporate governance requirements, increased insurance requirements and enhancing our internal control environment.

Results of Operations

The following table sets forth selected consolidated statement of operations data for each of the periods indicated.

	Year ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
	(In thousands)
Revenue	$60,854	$83,474	$18,250	$24,360
Costs of revenue	16,660	20,573	4,625	6,003

Gross profit	44,194	62,901	13,625	18,357
Operating expenses:
Sales and marketing	29,305	35,873	8,136	11,519
Research and development	4,172	7,605	1,423	2,502
General and administrative	8,422	11,523	2,135	4,647

Total operating expenses	41,899	55,001	11,694	18,668

Income (loss) from operations	2,295	7,900	1,931	(311)
Interest income	270	811	268	259

Income (loss) from operations before income tax expense	2,565	8,711	2,199	(52)
Provision (benefit) for income taxes	2,749	4,406	1,329	(362)

Net income (loss)	$(184)	$4,305	$870	$310

The following table sets forth our consolidated statement of operations data as a percentage of revenue for each of the periods indicated.

	Year ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
Revenue	100%	100%	100%	100%
Costs of revenue	27	25	25	25

Gross profit	73	75	75	75
Operating expenses:
Sales and marketing	48	43	44	47
Research and development	7	9	8	10
General and administrative	14	14	12	19

Total operating expenses	69	66	64	76

Income (loss) from operations	4	9	11	(1)
Interest income	—	1	1	1

Income (loss) from operations before income tax expense	4	10	12	0
Provision (benefit) for income taxes	4	5	7	(1)

Net income (loss)	(0)%	5%	5%	1%

Comparison of Three Months Ended March 31, 2012 and 2013

Revenue

	Three months ended March 31,				Period-to-period change
	2012		2013
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Revenue by product:
Platform subscriptions	$12,730	70%	$17,123	70%	$4,393	35%
Marketing solutions	5,520	30%	7,237	30%	1,717	31%

Total revenue	$18,250	100%	$24,360	100%	$6,110	33%

Total revenue increased during the three months ended March 31, 2013 compared to the corresponding quarter in 2012 primarily driven by a $6.7 million increase in revenue from sales of products to new customers, partially offset by customers lost during the three months ended March 31, 2013.

Platform subscription revenue increased during the three months ended March 31, 2013 compared to the same quarter in 2012 primarily due to a $4.8 million increase in revenue from sales of event planning subscriptions to new customers in 2013. Revenue from sales of additional products to existing customers, increased registration usage and a full quarter of revenue for new 2012 customers contributed $1.1 million in platform subscription revenue during the three months ended March 31, 2013. These amounts were partially offset by customers lost during the three months ended March 31, 2013.

Marketing solutions revenue increased during the three months ended March 31, 2013 compared to the same quarter in 2012 primarily due to recognition of $1.9 million in revenue from sales of new 2012 customers. Revenue recognized from sales of additional marketing solutions and price increases contributed an additional $0.3 million during the three months ended March 31, 2013. These amounts were partially offset by customers lost during the three months ended March 31, 2013.

Our year-over-year revenue growth was moderately affected by our acquisitions during 2012. We acquired CrowdTorch in January 2012, CrowdCompass in June 2012 and TicketMob in December 2012. Aggregate revenue from sales of CrowdTorch, CrowdCompass and TicketMob products included in our consolidated results of operations were $0.1 million during the three months ended March 31, 2012 as compared to $1.7 million in the three months ended March 31, 2013.

We generate the majority of our revenue from North America with revenue from outside North America accounting for 8% and 10% of total revenue for the three months ended March 31, 2012 and 2013, respectively. We expect that the proportion of total revenue from outside of North America will continue to grow in the future.

Cost of Revenue

	Three months ended March 31,				Period-to-period change
	2012		2013
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Cost of revenue	$4,625	25%	$6,003	25%	$1,378	30%

Cost of revenue increased during the three months ended March 31, 2013 compared to the corresponding quarter in 2012 primarily due to an increase in customer service support costs of $0.6 million and an increase in technology maintenance expense of $0.4 million. An increase of $0.2 million in amortization of capitalized software and acquired technology further contributed to the increase.

Operating Expenses

	Three months ended March 31,				Period-to-period change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Operating expenses:
Sales and marketing	$8,136	44%	$11,519	47%	$3,383	42%
Research and development	1,423	8	2,502	10	1,079	76
General and administrative	2,135	12	4,647	19	2,512	118

Total operating expenses	$11,694	64%	$18,668	76%	$6,974	60%

Sales and Marketing

Sales and marketing expenses increased primarily due to increased head count and expansion of our marketing efforts. Total head count of our sales and marketing personnel increased by 42% from March 31, 2012 to March 31, 2013, to support revenue growth and new product lines. This increase contributed $2.3 million of additional expenses in the three months ended March 31, 2013, and an associated increase of $0.6 million of overhead expense. Costs related to expanded marketing efforts contributed to an additional $1.1 million to the period-over-period difference.

Research and Development

Research and development expenses increased primarily due to increased head count within our software development group as we continue to add features and functionality to our platform and integrate new product lines. Total head count within research and development increased by 46% from March 31, 2012 to March 31, 2013. This increase contributed $1.1 million of additional expenses in the three months ended March 31, 2013 compared to the comparable period in 2012.

General and Administrative

General and administrative expenses increased primarily due to increased head count for administrative operations, particularly related to increased personnel necessary to operate as a public company upon the closing of this offering. Total head count of our general and administrative operations increased by 79% from March 31, 2012 to March 31, 2013, which contributed $1.0 million of increased personnel and related expenses in the three months ended March 31, 2013. Additionally, professional services fees including legal, tax, and audit fees primarily associated with this offering contributed an additional $0.9 million in period-over-period expense.

Interest Income

	Three months ended March 31,				Period-to-period change
	2012		2013
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Interest income	$268	1%	$259	1%	$(9)	(3)%

Interest income decreased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 due to lower interest rates and the lower cash and cash equivalents balances we held throughout the three months ended March 31, 2013 in India as compared to the three months ended March 31, 2012.

Provision (Benefit) for Income Taxes

	Three months ended March 31,				Period-to-period change
	2012		2013
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Provision (benefit) for income taxes	$1,329	7%	$(362)	(1)%	$(1,691)	N/A

Income tax benefit for the three months ended March 31, 2013 increased compared to the three months ended March 31, 2012. The increase principally resulted from incurring a pre-tax book loss and an associated income tax benefit in the first quarter of 2013, as compared to pre-tax book income and an associated income tax expense in the comparable period in the prior year.

Comparison of Years Ended December 31, 2011 and 2012

Revenue

	Year ended December 31,				Period-to-period change
	2011		2012
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Revenue by product:
Platform subscriptions	$44,379	73%	$58,733	70%	$14,354	32%
Marketing solutions	16,475	27%	24,741	30%	8,266	50%

Total revenue	$60,854	100%	$83,474	100%	$22,620	37%

Total revenue increased during the year ended December 31, 2012 compared to the prior year primarily driven by a $13.5 million increase in revenue from sales of products to new customers.

Platform subscription revenue increased during the year ended December 31, 2012 compared to the prior year primarily due to an $8.8 million increase in revenue from sales of event planning subscriptions to new customers in 2012. Revenue from sales of additional products to existing customers, increased registration usage and a full year of revenue for new 2011 customers contributed $9.2 million in platform subscription revenue during the year ended December 31, 2012. These amounts were partially offset by customers lost during the year ended December 31, 2012.

Marketing solutions revenue increased during the year ended December 31, 2012 compared to the prior year primarily due to recognition of revenue from additional marketing solutions, price increases and recognition of a full year of revenue for new 2011 customers of $5.6 million during the year ended December 31, 2012. Sales of marketing solutions to new 2012 customers contributed an additional $4.7 million during the year ended December 31, 2012. These amounts were partially offset by customers lost during the year ended December 31, 2012.

Our year-over-year revenue growth was moderately affected by our acquisitions during the year ended December 31, 2012. We acquired CrowdTorch in January 2012 and CrowdCompass in June 2012. Aggregate revenue from sales of CrowdTorch and CrowdCompass products included in our consolidated results of operations were $1.5 million during the year ended December 31, 2012. Since we acquired TicketMob upon the close of business on December 31, 2012, we did not recognize revenue in the year ended December 31, 2012 related to that product line.

We generate the majority of our revenue from North America with revenue from outside North America accounting for 7% and 9% of total revenue for the years ended December 31, 2011 and 2012, respectively. We expect that the proportion of total revenue from outside of North America will continue to grow in the future.

Cost of Revenue

	Year ended December 31,				Period-to-period change
	2011		2012
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Cost of revenue	$16,660	27%	$20,573	25%	$3,913	23%

Cost of revenue increased during the year ended December 31, 2012 compared to the prior year primarily due to an increase in amortization of capitalized software and acquired technology of $1.2 million. Increases in technology costs of $1.8 million, customer service costs of $0.5 million and a $0.5 million increase in overhead further contributed to the increase.

Operating Expenses

	Year ended December 31,				Period-to-period change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Operating expenses:
Sales and marketing	$29,305	48%	$35,873	43%	$6,568	22%
Research and development	4,172	7	7,605	9	3,433	82
General and administrative	8,422	14	11,523	14	3,101	37

Total operating expenses	$41,899	69%	$55,001	66%	$13,102	31%

Sales and Marketing

Sales and marketing expenses increased primarily due to increased head count and expansion of our marketing efforts. Total head count of our sales and marketing personnel increased by 38% from December 31, 2011 to December 31, 2012, to support revenue growth and new product lines. This increase contributed $3.6 million of additional expenses in 2012. Costs related to expanded marketing efforts contributed an additional $1.7 million to the year-over-year difference. Finally, sales and marketing-related stock-based compensation increased by $0.5 million due to greater head count and the increase in the grant date fair value of our common stock underlying options granted in the year ended December 31, 2012 as compared to the prior year.

Research and Development

Research and development expenses increased primarily due to increased head count within our software development group as we continue to add features and functionality to our platform and integrate new product lines. Total head count within research and development increased by 45% from December 31, 2011 to December 31, 2012, which increased personnel and related expenses in 2012 by $2.7 million. Finally, research and development-related stock-based compensation increased by $0.2 million due to greater head count and the increase in the grant date fair value of our common stock underlying options granted in the year ended December 31, 2012 as compared to the prior year.

General and Administrative

General and administrative expenses increased primarily due to increased head count for administrative operations, particularly related to increased preparation in 2012 for this offering and becoming a public company. Total head count of our general and administrative operations increased by 75% from December 31, 2011 to December 31, 2012, which contributed $1.8 million of increased personnel and related expenses in 2012 and $0.7 million in legal fees primarily associated with acquisitions. Finally, general and administrative-related stock-based compensation increased by $0.5 million due to greater head count and the increase in the grant date fair value of our common stock underlying options granted in the year ended December 31, 2012 as compared to the prior year.

Interest Income

	Year ended December 31,				Period-to-period change
	2011		2012
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Interest income	$270	—	$811	1%	$541	200%

Interest income increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 due to higher interest rates, comparatively longer deposit periods, and the increased cash and cash equivalents balances we held throughout the year ended December 31, 2012 in India as compared to the year ended December 31, 2011.

Provision for Income Taxes

	Year ended December 31,				Period-to-period change
	2011		2012
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage
	(Dollars in thousands)
Provision for income taxes	$2,749	4%	$4,406	5%	$1,657	60%

Income tax expense for the year ended December 31, 2012 increased $1.7 million, or 60%, compared to the year ended December 31, 2011. The increase principally resulted from an increase in pre-tax book income from 2011 to 2012, an increase in non-deductible stock-based compensation expense offset by a lower foreign currency remeasurement loss and the inclusion of a research and development credit in 2012.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated as well as the percentage of total revenue for each line item shown. The unaudited consolidated financial statements for each of these quarters have been derived from and prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our audited consolidated financial statements, interim unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013
	(In thousands)
Revenue	$13,286	$14,647	$15,620	$17,301	$18,250	$19,779	$21,836	$23,609	$24,360
Cost of revenue	3,749	3,833	4,415	4,663	4,625	4,628	5,395	5,925	6,003

Gross profit	9,537	10,814	11,205	12,638	13,625	15,151	16,441	17,684	18,357
Operating expenses:
Sales and marketing	6,566	6,840	7,877	8,022	8,136	8,420	9,192	10,125	11,519
Research and development	912	939	955	1,366	1,423	1,886	2,082	2,214	2,502
General and administrative	1,461	1,552	2,541	2,868	2,135	3,553	2,269	3,566	4,647

Total operating expenses	8,939	9,331	11,373	12,256	11,694	13,859	13,543	15,905	18,668

Income (loss) from operations	598	1,483	(168)	382	1,931	1,292	2,898	1,779	(311)
Interest income	39	19	43	169	268	203	199	141	259

Income (loss) from operations before income tax expense	637	1,502	(125)	551	2,199	1,495	3,097	1,920	(52)
Provision (benefit) for income taxes	754	1,776	(148)	367	1,329	982	1,696	399	(362)

Net income (loss)	$(117)	$(274)	$23	$184	$870	$513	$1,401	$1,521	$310

	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013
	(As a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	28	26	28	27	25	23	25	25	25

Gross profit	72	74	72	73	75	77	75	75	75
Operating expenses:
Sales and marketing	49	47	51	46	44	43	42	43	47
Research and development	7	6	6	8	8	10	10	9	10
General and administrative	11	11	16	17	12	18	10	15	19

Total operating expenses	67	64	73	71	64	71	62	67	76

Income (loss) from operations	5	10	(1)	2	11	6	13	8	(1)
Interest income	0	0	0	1	1	1	1	0	1

Income (loss) from operations before income tax expense	5	10	(1)	3	12	7	14	8	0
Provision (benefit) for income taxes	6	12	(1)	2	7	5	8	2	(1)

Net income (loss)	(1)%	(2)%	0%	1%	5%	2%	6%	6%	1%

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth in recent years, as well as other major corporate developments. For instance, since the beginning of 2011, we completed the first major venture capital investment in our business since 2001, repurchased a substantial number of shares from existing investors, entered into new international markets, made three acquisitions, and substantially increased our customer and user bases. These changes have resulted in substantial growth in our revenue and corresponding increases in operating expenses to support our growth. Our growth has led to uneven overall operating results due to changes in our investment in sales and marketing and technology and development from quarter to quarter. Our historical results should not be considered a reliable indicator of our future results of operations.

Our quarterly revenue has increased from $13.3 million in the quarter ended March 31, 2011 to $24.4 million in the quarter ended March 31, 2013. Our increase in quarterly revenue was mainly due to increased headcount and increased sales efforts resulting in additional customers and new contracts, as well as high renewals of existing contracts. Additionally, the Company’s acquisitions during 2012 provided increased revenue.

In the third quarter of 2011, we received an investment of $135.0 million from venture capital investors, and we subsequently repurchased shares of our outstanding common stock for $135.5 million. Separately, we also made substantial investments in our technology and operations.

Our revenue also tends to be seasonal in nature, with the first and fourth quarters of each calendar year historically representing the largest percentage of our total revenue for the year. Many event and meeting planners make new purchasing decisions at the start of the calendar year when budget planning takes place. Many advertisers spend the largest portion of their advertising budgets during the fourth quarter, in preparation for the holiday season. However, since the majority of our revenue is deferred over the life of a multi-year subscription or advertising contract, the seasonality of the sales cycle is somewhat less pronounced in our revenue results.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have financed our operations primarily through private placements of capital stock, and cash from operating activities. As of March 31, 2013, we had $33.3 million of cash and cash equivalents, net of restricted cash and $7.6 million of short-term investments.

Throughout the year ended December 31, 2011 until March 20, 2012, we maintained a bank line of credit of $2.0 million. We did not draw on our line of credit during either of the years ended December 31, 2011 or 2012, and the line of credit was closed on March 31, 2012.

We believe our current cash and cash equivalents, short-term investments and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

Working Capital and Cash Flows

The following table summarizes our cash, cash equivalents and short-term investments, accounts receivable, working capital and cash flows for the periods indicated:

	As of or for the year ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
	(In thousands)
Cash, cash equivalents and short-term investments, net of restricted cash	$26,485	$26,170	$38,059	$40,944
Accounts receivable, net	17,620	29,081	12,168	14,310
Working capital	3,575	(7,427)	2,769	(5,744)
Net cash provided by (used in):
Operating activities	14,610	23,581	15,678	17,081
Investing activities	(11,667)	(22,019)	(2,920)	(650)
Financing activities	(1,976)	(2,862)	3	21

Our cash, cash equivalents and short-term investments at March 31, 2013 were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit accounts, certificates of deposit and money market funds that are currently providing only a minimal return.

As of March 31, 2013, $2.9 million of our total cash and cash equivalents and all $7.6 million of our short-term investments were held in India. These balances are available for general corporate purposes and are available for repatriation subject to U.S. tax consequences and to receipt of appropriate approvals from the Reserve Bank of India.

Operating Activities

Net cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business, the increase in the number of customers, recurring dollar retention rates and the amount and timing of customer payments. Cash provided by operations in the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013 is primarily attributable to net income (loss) and the change in deferred revenue, both of which are driven by an increasing customer base and increased sales of software subscriptions and marketing services. Our cash flows from operating activities are generally reflective of our ability to invoice annual subscription fees upfront with net 30 payment terms. Our days sales outstanding, or DSO, is a primary driver in cash flows from operating activities for a given period. We experience seasonality in our accounts receivable. The first and fourth quarters historically include a higher level of cash collections, which is a result of higher levels of invoicing in the fourth quarter. Additionally, we generally invoice our large hotel customers of the Cvent Supplier Network in the fourth quarter, as a result generating higher accounts receivable at year-end and subsequently higher cash collections during the first quarter of the following year.

Net cash provided by operating activities was $17.1 million for the three months ended March 31, 2013, which was driven by net income, as adjusted for depreciation and amortization and stock-based compensation, which contributed a combined $3.5 million to cash from operating activities. Also contributing to net cash provided by operating activities was a decrease in the accounts receivable. This change contributed $15.0 million during the period and was consistent with our historical first quarter cash collection cycle. Changes in our deferred revenue contributed an additional $1.7 million, which reflected the growth of our business generally. These were offset by an increase in prepaid expenses of $2.3 million and a decrease in accounts payable of $0.6 million during the period. Our DSO as of March 31, 2013 was 43. The increase in DSO computed at March 31, 2013 compared to the same quarter in the prior year was primarily due to the timing of collection of outstanding invoices from a few of our large hotel customers of the Cvent Supplier Network.

Net cash provided by operating activities was $15.7 million for the three months ended March 31, 2012, which was driven by net income, as adjusted for depreciation and amortization and stock-based compensation, which contributed a combined $3.5 million to cash from operating activities. Also contributing to net cash provided by operating activities was a decrease in the accounts receivable. This change contributed $5.6 million during the period and was consistent with our historical first quarter cash collection cycle. An increase in our deferred revenue and in our accounts payable contributed an additional $2.6 million and $2.3 million, respectively, which reflected the growth of our business. Our DSO as of March 31, 2012 was 39.

Net cash provided by operating activities was $23.6 million for the year ended December 31, 2012, which was primarily driven by net income, as adjusted for depreciation and amortization and stock-based compensation, which combined contributed $15.0 million to cash from operating activities. Changes in our deferred revenue contributed an additional $13.6 million during the period, which reflected the growth of our business and our practice of invoicing for subscriptions annually at the beginning of the subscription period. Additionally, changes in our accounts payable contributed $4.5 million during the period, reflecting the growth of our business. This amount was partially offset by a $9.6 million increase in accounts receivable during the period, which also grew largely due to the increased scale of our business. Our DSO as of December 31, 2012 was 43, which was generally consistent with our DSO as of December 31, 2011.

Net cash provided by operating activities was $14.6 million for the year ended December 31, 2011, which was primarily driven by changes in our deferred revenue of $7.9 million during the period, which reflected the continued growth of our business and our practice of invoicing for subscriptions annually at the beginning of the subscription period. Additionally, changes in our accounts payable contributed $3.4 million during the period, reflecting the growth of our business. This amount was partially offset by a $3.4 million increase in accounts receivable during the period and the $1.4 million increase in prepaids and other assets, which also grew largely due to the increased scale of our business. Net loss, as adjusted for depreciation and amortization and stock-based compensation, contributed an additional $7.7 million to cash from operating activities. Our DSO as of December 31, 2011 was 41.

Investing Activities

Our investing activities have consisted primarily of purchases of equipment and software developed for internal use, and short-term investments, as well as business acquisitions in 2012. We expect our capital expenditures and our investment activity to continue to increase as our business grows.

Net cash used in investing activities was $0.7 million for the three months ended March 31, 2013. The amount consisted of investments in property and equipment of $1.8 million, including software developed for internal use to accommodate the growth of our business, and payments of $0.5 million related to earn outs in connection with our acquisitions in 2012. This was partially offset by purchases and maturities of short-term investments of $1.7 million, net.

Net cash used in investing activities was $2.9 million for the three months ended March 31, 2012. The amount consisted of investments in property and equipment of $2.7 million, including software developed for internal use to accommodate the growth of our business, and payments of $1.4 million related to an acquisition in the period. This was partially offset by purchases and maturities of short-term investments of $1.2 million, net.

Net cash used in investing activities was $22.0 million for the year ended December 31, 2012. The amount consisted primarily of $12.5 million of cash consideration paid, net of cash received, for acquisitions of Seed Labs LLC (now known as CrowdTorch), CrowdCompass Inc. and TicketMob LLC. In addition, we made investments in property and equipment of $8.1 million, including software developed for internal use to accommodate the growth of our business.

For the year ended December 31, 2011, net cash used in investing activities was $11.7 million. This amount was the result of our $2.7 million in investments in property and equipment to accommodate the growth of our business and $2.7 million in software developed for internal use. We also purchased of $6.3 million, net, of short-term investments during the period.

Financing Activities

For the three months ended March 31, 2012 and 2013, net cash used in financing activities consisted primarily of proceeds from exercises of stock options and warrants and was not significant.

For the year ended December 31, 2012, net cash used in financing activities was $2.9 million, consisting primarily of $4.0 million used to repurchase restricted common stock from a former employee for which we held a right of repurchase that had not lapsed at the time of termination of employment. This was offset by proceeds received from option and warrant exercises of $1.1 million.

For the year ended December 31, 2011, net cash used in financing activities was $2.0 million, nearly all of which related to a financing and related repurchase of existing shares of our common stock. In July 2011, the affiliated funds of three venture capital investment firms purchased shares of our Series A Preferred Stock for a total purchase price of $135.9 million. We incurred net costs for that transaction of $0.8 million. Also during July 2011, we repurchased shares of our outstanding common stock for a total price of $135.5 million. Finally, earlier in 2011, we redeemed certain of our then-outstanding Series B-1 and Series B-2 Preferred Stock for a total of $1.5 million.

The net proceeds of this offering will be classified as cash received from financing activities. In addition, if and to the extent that employees exercise additional stock options either in connection with or following this offering, the proceeds of those exercises would be classified as cash from financing activities.

Contractual Obligations

Set forth in the following table is information concerning our known contractual obligations as of December 31, 2012 that are fixed and determinable.

	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$5,770	$3,377	$2,103	$257	$33
Minimum purchase commitments	250	250	—	—	—

Total	$6,020	$3,627	$2,103	$257	$33

(1)	We lease our office facilities in Virginia, Texas, California, Oregon and India under operating leases that are scheduled to expire at various times through 2018.

In addition, as of December 31, 2012, we had contingent payments that may become due in connection with our acquisitions of Seed Labs LLC, CrowdCompass, Inc. and TicketMob LLC that are described in the section titled “—Acquisitions.”

Unbilled Contract Value

We have typically entered into annual and multiple-year subscription contracts for our software solutions and our marketing solutions. For multiple-year agreements, we typically invoice the amount for the first year of the contract at signing followed by subsequent annual invoices at the anniversary of each year. Since we bill most of our customers at the beginning of each contract year, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, they are not recorded in revenue, deferred revenue or elsewhere in our consolidated financial statements, and are considered by us to be unbilled contract value. As of December 31, 2012 and March 31, 2013, our deferred revenue was $51.6 million and $53.3 million, respectively, which amount does not include unbilled contract value for subscriptions and marketing solution contracts not yet billed of approximately $62.0 million and $60.6 million, respectively. We expect that the amount of unbilled contract value relative to the total value of our contracts will change from year to year for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of customer agreements, varying invoicing cycles of agreements, the specific timing of customer renewal, changes in customer financial circumstances and foreign currency fluctuations.

Customer Retention

We believe that our ability to retain our customers and expand their use of our platform over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. We assess our performance in this area using a metric we refer to as our recurring dollar retention rate. Our recurring dollar retention rate for our platform subscriptions averaged 89% for the four quarters of 2010, 93% for the four quarters of 2011 and 97% for the four quarters of 2012. Our recurring dollar retention rate for our marketing solutions averaged 114% for the four quarters of 2011 and 115% for the four quarters of 2012. Our recurring dollar retention rate for our marketing solutions in 2010 is not a meaningful metric as we did not begin to generate revenue for our marketing solutions until midway through 2009 and, therefore, had a materially smaller population of 2009 customers against which to measure recurring dollar retention rate. We calculate our recurring dollar retention rate by dividing (a) Retained Revenue by (b) Retention Base Revenue. We define Retention Base Revenue as recurring revenue by product from all customers in the prior period; and Retained Revenue as recurring revenue by product from the same group of customers in the current period, including any additional sales to those customers during the current period. We do not include non-renewable revenue such as overage fees for registrations and other miscellaneous services in this calculation. Such non-renewable revenue represented 6%, 5% and 5% of our total revenue in each of the years ended December 31, 2010, 2011 and 2012, respectively.

Acquisitions

During the year ended December 31, 2012, we acquired three separate businesses, which were neither individually or collectively significant to our financial position and result of operations as of and for the year ended December 31, 2012.

In January 2012, in an effort to enter the mobile event application space, we acquired all of the outstanding unit interests in Seed Labs LLC in exchange for $1.4 million in cash, net, and 116,925 shares of our common stock valued at $0.9 million at the time of the acquisition. In addition, the sellers are entitled to earn up to an additional $2.1 million in part based upon the achievement of certain sales-based targets and the continued employment of certain key employees of Seed Labs LLC, which will be recognized as compensation expense when earned. For financial reporting purposes, we allocated $2.4 million to the assets and goodwill of Seed Labs LLC. We subsequently rebranded Seed Labs as our CrowdTorch mobile application product.

In June 2012, in an effort to expand our mobile event applications offerings, we acquired all of the outstanding capital stock in CrowdCompass, Inc. in exchange for $5.8 million in cash, net. In addition, the sellers are entitled to earn up to an additional $3.8 million based upon the continued employment of certain key employees of CrowdCompass, Inc, which will be recognized as compensation expense when earned. For financial reporting purposes, we allocated $6.0 million to the assets, liabilities and goodwill of CrowdCompass, Inc.

In December 2012, in an effort to expand our consumer-facing event ticketing and registration offerings, we acquired all of the outstanding unit interests in TicketMob LLC in exchange for $5.2 million in cash, net. In addition, the sellers are entitled to earn up to an additional $14.6 million in part based upon the achievement of certain revenue-based targets and the continued employment of certain key employees of TicketMob LLC, which will be recognized as compensation when earned. For financial reporting purposes, we allocated $5.9 million to the assets, liabilities and goodwill of TicketMob LLC.

Off-Balance Sheet Arrangements

As of March 31, 2013, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of revenue, operating expenses, other income and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe the assumptions and estimates associated with the following accounting policies have the greatest potential impact on our consolidated financial statements.

Revenue Recognition and Deferred Revenue

We derive our revenue from two primary sources: platform subscription-based and marketing solutions. These services are generally provided under annual and multi-year contracts and revenue is generally recognized on a straight-line basis over the life of the contract. We recognize revenue when all of the following conditions are met:

(i)	persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided;

(ii)	delivery to customers has occurred or services have been rendered;

(iii)	the fee is fixed or determinable; and

(iv)	collection of the fees is reasonably assured.

We consider a signed agreement or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Platform Subscription Revenue

We generate the majority of our revenue through software-as-a-service, or SaaS, subscriptions to our event management platform, pricing for which is subject to the features and functionality selected. No features or functionality within the subscription-based services have stand alone value from one another and, therefore, the entire subscription fee is recognized on a straight-line basis over the term of the subscription arrangement.

Our SaaS subscriptions may include functionality that enables customers to manage the registration of participants attending the customer’s event or events. In some cases, the negotiated fee for the subscription is based on a maximum number of event registrations permitted over the subscription term. At any time during the subscription term, customers may elect to purchase blocks of additional registrations which are referred to as up-sells. The fees associated with the up-sells are added to the original subscription fee and the revenue is recognized over the remaining subscription period. In other more limited cases, a customer may purchase additional registrations on a pay-as-you-go basis which are referred to as overages. The revenue for overages is recognized as each additional registration is used by the customer. No portion of the subscription fee is refundable regardless of the actual number of registrations that occur. Other subscription-based solutions include the sale of mobile event apps as well as survey solutions, both of which are contracted through annual or multi-year agreements.

Our subscription agreements do not provide customers with the right to take possession of the underlying software at any time.

Marketing Solutions

Marketing solutions revenue is generated through the delivery of various forms of advertising sold through annual or multi-year advertising contracts. Such solutions include prominent display of a customer’s venue within the Cvent Supplier Network, the Cvent Destination Guide or in various electronic newsletters. Pricing for the advertisements is based on the targeted geography, number of advertisements and prominence of the ad placement.

We enter into arrangements with multiple deliverables that generally include various marketing solutions that may be sold individually or bundled together and delivered over various periods of time. In such situations, we apply the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, No. 605-25, Revenue Recognition—Multiple Element Arrangements to account for the various elements within the marketing solution agreements delivered over the platform. Under such guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. If the deliverables have stand-alone value upon delivery, we account for each deliverable separately and revenue is recognized ratably over the contractual period that the related advertising deliverable is provided. Annual marketing solutions on the Cvent Supplier Network are often sold separately, and, as such, all have stand-alone value.

Some one-time marketing solutions, which can run for a month, several months, or a year, are primarily sold in a package. In determining whether the marketing solutions sold in packages have stand-alone value, we consider the availability of the services from other vendors, the nature of the solutions, and the contractual dependence of the solutions to the rest of the package. We have concluded that all of the marketing solutions in the packages included in multiple-deliverable arrangements executed have stand-alone value.

Revenue arrangements with multiple deliverables are divided into separate units of accounting and the arrangement consideration is allocated to all deliverables based on the relative selling price method. In such circumstances, we use the selling price hierarchy of: (i) vendor specific objective evidence of fair value, or VSOE, if available, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of selling price. VSOE is limited to the price charged when the same element is sold separately by us. Due to the unique nature of some multiple deliverable revenue arrangements, we may not be able to establish selling prices based on historical stand-alone sales using VSOE or TPE; therefore we may use our best estimate to establish selling prices for these arrangements. We establish the best estimates within a range of selling prices considering multiple factors including, but not limited to, factors such as size of transaction, customer demand and price lists.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from our platform subscription services or marketing solutions that are subsequently recognized when the revenue recognition criteria are met. We generally invoice our customers in advance in annual or quarterly installments.

Business Combinations

We are required to allocate the purchase price of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed at the acquisition date based upon their estimated fair values.

Goodwill as of the acquisition date represents the excess of the purchase consideration of an acquired business over the fair value of the underlying net tangible and intangible assets acquired and liabilities assumed. This allocation and valuation require management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets.

Critical estimates in valuing intangible assets include but are not limited to estimates about: future expected cash flows from customer contracts, customer lists, distribution agreements, proprietary technology and non-competition agreements; the acquired company’s brand awareness and market position, assumptions about the period of time the brand will continue to be used in our product portfolio; as well as expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, and discount rates. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We continue to evaluate these items quarterly and record any adjustments to the preliminary estimates to goodwill provided that we are within the measurement period. Subsequent to the measurement period, changes to these uncertain tax positions and tax related valuation allowances will affect our provision for income taxes in the consolidated statements of operations.

Other estimates associated with the accounting for these acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

Goodwill

Goodwill represents the excess of: (i) the aggregate of the fair value of consideration transferred in a business combination, over (ii) the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to annual impairment tests. Goodwill is reviewed for impairment at least annually and is tested at the reporting unit level using a two-step approach. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and step two is required to measure the amount of the impairment, if any. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the carrying value of goodwill exceeds the implied fair value, an impairment charge would be recorded to operating expenses in the period the determination is made. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

We perform our annual impairment review of goodwill on November 30 and when a triggering event occurs between annual impairment tests.

Stock-Based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense using the straight-line attribution method over the requisite service period, which is generally the vesting period of the respective award, net of estimated forfeitures. The estimated forfeitures are based on historical employee turnover rates and expectations for future turnover.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, the expected term of the options, our expected stock price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations.”

•

Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method available under GAAP.

•

Expected volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers (which includes several of the same comparable companies as used in our various valuation estimates) based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during each of the periods indicated below:

	Year ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	54.0%	54.3%	55.3%	53.6%
Expected term (in years)	6.38	6.49	6.56	6.53
Risk-free rate	2.47%	0.97%	1.29%	1.17%

The intrinsic value of all outstanding options as of March 31, 2013 was $48.7 million based on the estimated fair value for our common stock of $18.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. As of March 31, 2013, we had $5.4 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 1.3 years.

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and Internal

Revenue Service Revenue Ruling 59-60. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous independent valuations performed at periodic intervals by an unrelated third-party valuation specialist;

•	the nature of our business and its history since inception;

•	the economic outlook in general and the condition and outlook of our specific industry;

•	the book value of our stock and the financial condition of our business;

•	our operating and financial performance and forecast;

•	the dividend-paying capacity of our business;

•	whether or not we have goodwill or other intangible values;

•	recent sales of our common stock;

•	the prices, rights and privileges of our preferred stock relative to the common stock;

•	the hiring of key personnel;

•	present value of estimated future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market condition and the nature and history of our business;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of a relatively consistent set of comparable publicly traded technology companies; and

•	the U.S. and global capital market conditions.

We granted stock options with the following exercise prices from January 1, 2012 to the date hereof:

Grant Date	Total Shares of Common Stock Underlying Options Granted	Fair Value Per Share of Common Stock at Time of Grant	Option Exercise Price Per Share
March 19, 2012	45,750	$8.00	$5.96
June 11, 2012	194,625	8.00	5.96
July 24, 2012	75,750	8.00	8.00
October 15, 2012	80,500	9.00	8.00
January 8, 2013	183,470	9.40	9.00
May 28, 2013	644,901	11.80	11.80
June 17, 2013	195,590	12.00	12.00

No single event caused the valuation of our common stock to increase during the periods indicated in the foregoing table. Instead, a combination of factors, described in greater detail in the individual valuation discussions below, led to the changes in the fair value of the underlying common stock as determined by our board of directors. Primarily, the general increase was attributable to business developments. Specifically, our revenue was increasing during this period both due to a combination of organic growth and financially then-insignificant acquisitions of complementary businesses and technologies. In addition to the increase as a result of business developments, the increase was a result of our progress towards an initial public offering, including preliminary discussions with prospective underwriters and an organizational meeting in December 2012.

To assist our board of directors with the determination of the exercise price for our stock options and the fair value of the common stock underlying the options, we obtained third-party valuations of our common stock as of December 1, 2011, July 16, 2012, October 31, 2012, December 31, 2012 and March 31, 2013. The independent valuations performed by unrelated third-party valuation specialists were just one factor used by our board of directors to assist with the valuation of the common stock and in determining the exercise price for options granted, and our management and board of directors have assumed full responsibility for the estimates. Our unrelated third-party valuation specialists provided us with their estimation of fair value and the allocation of that fair value to our common stock at periodic intervals.

Valuation Methodology Prior to October 31, 2012

Prior to October 31, 2012, in determining the fair value of our common stock at the time of grant in order to further determine the exercise price, our board of directors considered an income approach to determine the equity value of our business. We determined that a market approach was less relevant to determining our valuation as there was a wide range of multiples associated with transactions in the cloud industry depending on size of the company, profitability, anticipated growth and other factors. Additionally, there were no public or private companies identified that exactly matched the services that we provide. As such, we largely relied on the market approach to confirm that our conclusion of value applying the income approach was in the general range for multiples in our industry.

The income approach is based on the premise that the value of a company is its ability to generate earnings and cash flow. Within the income approach, there are multiple methods including the capitalization of earnings method and the discounted free cash flow method. We utilized the discounted free cash flow method, which estimates the fair value of a company based on the present value of the company’s future estimated free cash flows and the terminal value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. The discount rates used in our valuation were based primarily on benchmark venture capital studies of discount rates for other companies in our stage of development, considered along with industry based weighted average cost of capital rates. Other significant inputs of the income approach (in addition to our estimated future cash flows themselves) include but are not limited to the long-term growth rate assumed in the terminal value.

We relied on the discounted free cash flow method of the income approach as the best indication of the value of our business because it incorporates the specific characteristics of our company most directly and disregards to a certain degree erratic swings that may occur in market transactions.

After consideration of these approaches, we determined the enterprise value for our business and added in current cash and cash for vested, in-the-money convertible securities to achieve the adjusted equity value. The adjusted equity value per share was allocated to our then-outstanding common stock and then-outstanding preferred stock on an as-converted to common basis, as our then-outstanding series preferred stock did not have a liquidation preference that would result in different or a priority distribution from common stock in any liquidity event such as a merger, sale or initial public offering. We then determined the adjusted equity value per share as of the date of valuation by dividing the total adjusted equity value by the number of shares outstanding on an as-converted to common stock basis. We further applied an additional marketability discount to reflect the lack of a public market or imminent liquidity event for our common stock to determine the fair value per share.

Valuation Methodology After and Including December 31, 2012

After and including December 31, 2012, in determining the fair value of our common stock at the time of grant in order to further determine the exercise price, our board of directors considered two valuation approaches to determine the equity value of our business, an income approach and a market approach.

Within the income approach, we again utilized the discounted free cash flow method. The discount rates used in our valuation were developed using a weighted average cost of capital that was entirely based on our cost of equity as determined through a capital asset pricing model. The resulting weighted average cost of capital was further risk adjusted based on our size and long-term growth prospects. Other significant inputs of the income approach (in addition to our estimated future cash flows themselves) include but are not limited to the long-term growth rate assumed in the terminal value.

Within the market approach, we applied both a guideline public company method, which considered the trading multiples for comparable publicly-traded companies (several of which were included in our various valuation estimates), and a comparative transactions approach, which considered the multiples of publicly available information about acquisitions of public and private companies that are similarly situated to us. We selected comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, the availability of adequate financial data, and whether or not they had an actively traded stock. The market multiples are based on key metrics implied by the enterprise or acquisition values of comparable publicly traded companies. We primarily utilized the trailing twelve months and projected twelve months revenue multiples from our comparable publicly traded peers in the market approach. These observed multiples were averaged and then applied to our historical twelve months and projected revenue to arrive at an indication of value. Other significant inputs of the market approach include our historical and projected operating metrics.

After consideration of all of these approaches, we determined to use the hybrid method to determine our equity value, which is a hybrid of both the probability-weighted expected return model, or PWERM, and option pricing method, or OPM. This method includes estimating the probability weighted value across multiple scenarios, while using an OPM to estimate the allocation of value within one or more of those scenarios. We believed the hybrid model was more appropriate than an explicit PWERM for these valuation determinations as we had greater expectations at this time about the near-term prospects of a liquidity event such as an initial public offering. The fair value per share was allocated to our then-outstanding common stock and then-outstanding preferred stock on an as-converted to common basis, as our then-outstanding series preferred stock did not have a liquidation preference that would result in different or a priority distribution from common stock in any liquidity event such as a merger, sale or initial public offering.

Specific Factors Considered at Each Grant Date

Significant factors considered by our board of directors in determining the exercise price and the fair value of the underlying common stock for our stock-based awards are as follows:

March 2012. We granted options for the purchase of 45,750 shares of common stock on March 19, 2012. Our board of directors set an exercise price of $5.96 per share for these options.

In March 2012, the overall economic outlook remained uncertain, with some economists foreseeing significantly weaker prospects for the U.S. economy in late 2011 and early 2012. The U.S. economy was showing signs of increased spending, but the pace of such growth was uncertain for most businesses in early 2012. Although we successfully completed a venture capital financing in July 2011 at $7.80 per share of Series A Preferred Stock, the major U.S. stock market indices dropped precipitously shortly after such date and had not yet recovered as of the end of 2012.

Our board of directors considered a third-party valuation prepared as of December 1, 2011, market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. After consideration of all of these factors, our board of directors determined that our business had an adjusted equity value of $287.9 million, or $7.44 per share as of March 19, 2012. Our board of directors further applied a 20% marketability discount to that amount and determined that the fair value of our common stock was $5.96 per share as of March 19, 2012.

In connection with the preparation of our financial statements for the year ended December 31, 2012 and in anticipation of a potential initial public offering, we reassessed for financial reporting purposes the estimate of fair value per share of the March 2012 grants. Various factors were considered. For example, in early 2013 prior to issuing our financial statements for the year ended December 31, 2012, the economic conditions for all of 2012 were fully observable. Viewed retrospectively, the market conditions that negatively affected our projected cash flow growth included in our valuation estimates were likely too conservative at that time, although seemingly appropriate at the original determination. Based on this revised understanding of the expected growth of the business, we re-evaluated projected cash flows used in our third-party valuation specialist’s report as of December 1, 2011. We also further evaluated the fair value of our common stock based on linear interpolation from a fair value of $7.80 per share, which was the most recent arms-length transaction in our capital stock, to an estimated fair value of $9.00 as of October 15, 2012 based on our reassessment of grants on that date, the last grant in 2012. While there can be no certainty of our estimate given the lack of a public market for our shares at the time of the reassessment, we believe that the reassessed fair value that considered this additional information was appropriate in concluding that the estimated per-share value of the underlying common shares for options granted in March 2012 was $8.00 per share for financial reporting purposes.

June 2012. We granted options for the purchase of 194,625 shares of common stock on June 11, 2012. Our board of directors set an exercise price of $5.96 per share for these options.

In June 2012, the overall economic outlook was generally unchanged from the outlook in March 2012. We experienced sequential revenue growth during the three months ended March 31, 2012 as compared to the preceding quarter.

Our board of directors again considered a third-party valuation prepared as of December 1, 2011, as well as intervening market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. After consideration of all of these factors, our board of directors again determined that our business had an adjusted equity value of $287.9 million, or $7.44 per share as of June 11, 2012. Our board of directors further applied a 20% marketability discount to that amount and determined that the fair value of our common stock was $5.96 per share as of June 11, 2012.

In connection with the preparation of our financial statements for the year ended December 31, 2012 and in anticipation of a potential initial public offering, we reassessed for financial reporting purposes the estimate of fair value per share of the June 2012 grants. Various factors were considered. For example, in early 2013 prior to issuing our financial statements for the year ended December 31, 2012, the economic conditions for the whole of 2012 were fully observable. Viewed retrospectively, the market conditions that negatively affected our projected cash flow growth included in our valuation estimates were likely too conservative at that time, although seemingly appropriate at the original determination. Based on this revised understanding of the expected growth of the business, we re-evaluated projected cash flows used in our third-party valuation specialist’s report as of December 1, 2011. We also considered the proximity to our determination of the estimated fair value of our common stock as of March 2012 as well as the third-party valuation prepared as of July 16, 2012. While there can be no certainty of our estimate given the lack of a public market for our shares at the time of the reassessment, we believe that the reassessed fair value that considered this additional information was appropriate in concluding that the estimated per-share value of the underlying common shares for options granted on June 11, 2012 was $8.00 per share for financial reporting purposes.

July 2012. We granted options for the purchase of 75,750 shares of common stock on July 24, 2012. Our board of directors set an exercise price of $8.00 per share for these options.

In July 2012, the overall economic outlook was again somewhat more positive as compared to March 2012 and generally consistent with June 2012. The public capital markets continued to be very active at this time for initial public offerings in the technology space, but an expected liquidity event for our business was not then imminent. In addition, we completed the acquisition of CrowdCompass, our mobile application product, in June 2012.

Our board of directors considered a third-party valuation prepared as of July 16, 2012, market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. After consideration of all of these factors, our board of directors determined that our business had an adjusted equity value of $387.0 million, or $10.00 per share as of July 24, 2012. Our board of directors further applied a 20% marketability discount to that amount and determined that the fair value of our common stock was $8.00 per share as of July 24, 2012.

In connection with the preparation of our financial statements for the year ended December 31, 2012 and in anticipation of a potential initial public offering, we reassessed for financial reporting purposes the estimate of fair value per share of the July 2012 grants. Various factors were considered. For example, in early 2013 prior to issuing our financial statements for the year ended December 31, 2012, the economic conditions for the whole of 2012 were fully observable. Viewed retrospectively, the market conditions that negatively affected our projected cash flow growth included in our valuation estimates in July 2012 were likely reasonable. As such, we concluded that the estimated per-share value of the underlying common shares for options granted on July 2012 remained unchanged at $8.00 per share for financial reporting purposes.

October 2012. We granted options for the purchase of 80,500 shares of common stock on October 15, 2012. Our board of directors set an exercise price of $8.00 per share for these options.

In October 2012, the overall economic outlook was generally consistent with the outlook in July 2012. The public capital markets continued to be very active at this time for public offerings in the technology space but had slowed somewhat compared to earlier in the year. We were actively seeking to hire a chief financial officer at this time in anticipation of our initial public offering, and we had held certain preliminary discussions with potential underwriters of this offering.

Our board of directors again considered the third-party valuation prepared as of July 16, 2012, market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. After consideration of all of these factors, our board of directors again determined that our business had an adjusted equity value of $387.0 million, or $10.00 per share as of October 15, 2012. Our board of directors further applied a 20% marketability discount to that amount and determined that the fair value of our common stock was $8.00 per share as of October 15, 2012.

In connection with the preparation of our financial statements for the year ended December 31, 2012 and in anticipation of a potential initial public offering, we reassessed for financial reporting purposes the estimate of fair value per share of the October 2012 grants. Various factors were considered. For example, in early 2013 prior to issuing our financial statements for the year ended December 31, 2012, the economic conditions for the whole of 2012 were fully observable. Viewed retrospectively, the market conditions that negatively affected our projected cash flow growth included in our valuation estimates in October 2012 were likely too conservative at that time, although seemingly appropriate at the original determination. Based on this revised understanding of the expected growth of the business, we re-evaluated projected cash flows used in our third-party valuation specialist’s report as of July 16, 2012. We also considered the proximity to our determination of the estimated fair value of our common stock as of June 2012, as well as to the third-party valuation reports prepared as of October 31, 2012 and December 31, 2012 and the increased proximity to our organizational meeting for this offering, which occurred in December 2012. While there can be no certainty of our estimate given the lack of a public market for our shares at the time of the reassessment, we believe that the reassessed fair value that considered this additional information was appropriate in concluding that the estimated per-share value of the underlying common shares for options granted on October 2012 was $9.00 per share for financial reporting purposes.

January 2013. We granted options for the purchase of 183,470 shares of common stock on January 8, 2013. Our board of directors set an exercise price of $9.00 per share for these options.

In January 2013, the overall economic outlook was somewhat uncertain. We experienced additional sequential revenue growth during the three months ended June 30, 2012 as compared to the preceding quarter. Since October 2012, we acquired TicketMob, an event ticketing provider, and we also held meetings with prospective underwriters, selected underwriters and held the initial organizational meeting for our initial public offering.

Our board of directors considered a third-party valuation prepared as of October 31, 2012, market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. As of the grant date, we estimated the probability of an initial public offering on September 30, 2013 at 33.3%, an initial public offering on December 31, 2014 at 33.3%, and a merger or sale of our company in five years at 33.3%. A discount rate of 29.1% was applied, based on the industry cost of capital for newly public companies in the technology industry. After consideration of all of these factors, our board of directors determined that our business had an adjusted equity value of $406.0 million, or $11.24 per share as of January 8, 2013. Our board of directors further applied a marketability discount to that amount and determined that the fair value of our common stock was $9.00 per share as of January 8, 2013.

In connection with the preparation of our financial statements for the three months ended March 31, 2013 and in anticipation of a potential initial public offering, we reassessed for financial reporting purposes the estimate of fair value per share of the January 2013 grants. Various factors were considered. For example, prior to issuing our financial statements for the three months ended March 31, 2013, the economic conditions for the whole of the quarter were fully observable. We also considered the increased proximity and likelihood of this offering as well as the results of our third-party valuation report prepared as of December 31, 2012, which was not completed prior to the date of the January 2013 grant of options. While there can be no certainty of our estimate given the lack of a public market for our shares at the time of the reassessment, we believe that the reassessed fair value that considered this additional information was appropriate in concluding that the estimated per-share value of the underlying common shares for options granted on January 2013 was $9.40 per share for financial reporting purposes.

May 2013. We granted options for the purchase of 644,901 shares of common stock on May 28, 2013. Our board of directors set an exercise price of $11.80 per share for these options.

In May 2013, the overall economic outlook had improved since late 2012. We experienced additional sequential revenue growth during the three months ended March 31, 2013 as compared to the preceding quarter. Since January 2013, we continued to prepare for our initial public offering, including confidentially submitting a draft registration statement in April 2013. Our board of directors considered a third-party valuation prepared as of March 31, 2013, market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and the anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. As of March 31, 2013, we estimated the probability of an initial public offering on September 30, 2013 at 60%, an initial public offering on December 31, 2014 at 20%, and a merger or sale of our company in five years at 20%. A discount rate of 23.5% was applied, based on the comparable cost of capital for newly public companies in the technology industry. After consideration of all of these factors, our board of directors determined that our business had an adjusted equity value of $458 million, or $12.76 per share as of March 31, 2013. Our board of directors further applied a marketability discount to that amount and determined that the fair value of our common stock was $10.80 per share as of March 31, 2013. Our board of directors then considered intervening material events, including the increased likelihood of our initial public offering and the continued growth of our business since March 31, 2013 until the grant date and ultimately determined a fair value of our common stock of $11.80 as of May 28, 2013.

June 2013. We granted options for the purchase of 195,590 shares of common stock on June 17, 2013. Our board of directors set an exercise price of $12.00 per share for these options.

In June 2013, as it did in May 2013, the overall economic outlook remained upbeat compared to late 2012. We continued to prepare for our initial public offering. Our board of directors considered the prior valuation assessment in May 2013 and the valuation report prepared as of March 31, 2013, as well as market conditions, especially for companies in the enterprise application software industry, our operating performance, operating risk in our business, and the anticipated time to a liquidity event when it determined the fair value of our common stock at the date of grant. Our board of directors then considered intervening material events, including the increased likelihood of our initial public offering and the continued growth of our business since May 2013 until the grant date and ultimately determined a fair value of our common stock of $12.00 as of June 17, 2013.

Determination of Estimated Offering Price. In July 2013, we determined the estimated initial public offering price per share of this offering, as set forth on the cover page of this prospectus, to be between $17.00 and $19.00 per share. The assumptions supporting the estimated initial public offering price range represent management’s best estimates and discussions between us and the underwriters, but involve complex and subjective judgments.

In particular, the estimated price range took into account the recent performance and valuation of comparable public companies. The estimated price range was affected by, among other things, the size of this offering, the recent upward trends in the financial markets since January 2013 and the increased likelihood and imminence of our initial public offering. For example, comparable public SaaS-based companies experienced a dramatic increase in market value in June and July of 2013. The price range reflected our discussions with the underwriters and the factors above and was not determined using the methodology used by management to value our common stock as of March 31, 2013. The estimated price range necessarily assumed that an initial public offering will ultimately occur, and that a public market for our common stock would be created in the coming months, and it therefore excluded any marketability or illiquidity discount for our common stock. Because the price range was determined through discussions with the underwriters and was not determined using the methodology that management used to value our common stock as of March 31, 2013, we are not able to quantify the amount that any particular factor contributed to the determination of the estimated price range.

Use of Comparable Public Companies in Estimates

We considered groups of comparable public companies in our assessments of volatility and in our valuation estimates. We also considered comparable public companies in the determination of the estimated offering price range set forth on the cover page of this prospectus. These assessments and estimates considered many of the same comparable companies, which were primarily SaaS-based companies.

Volatility Assessments. Our volatility assessments were based on a group of comparable companies that included many of the same comparable companies used in our valuation estimates after March 31, 2013. In addition, due to the nature of inherent differences that exist in any estimate, we also considered the volatilities of other similar companies in our broader industry to identify any significant inconsistencies or variations in our volatility indications selected. After calculating the historical volatility for each of the comparable companies, we selected the median volatility across all of these companies as our volatility indication to be used in valuing our common stock. Had we included all of the comparable companies included in our valuation estimates in the determination of volatility indication, volatility would not have varied significantly from the comparable companies used in our assessment.

Valuation Estimates After March 31, 2013. Our valuation assessments after March 31, 2013, were based on a group of comparable companies that included many of the same comparable companies used in our volatility assessments. In addition, our valuation estimates considered additional relevant companies in determining our estimated valuation indications. Our valuation approach included both a guideline public company method and a comparative transactions approach to arrive at the selected indication of our estimated fair value. In addition, the ultimate determination of our estimate of fair value as of valuation dates after March 31, 2013 included other factors considered by our board of directors to ultimately arrive at a selected fair value indication. Given that the ultimate determination of our fair value indication was based on a variety of factors, as noted above, we do not believe that the inclusion of all of the comparable companies used in the volatility assessment or in the comparable company group used in the estimated offering price range described below would have had a material effect on our determination of estimated fair value, given the other factors considered by our board of directors in selecting fair value indications.

Estimated Offering Price Range. The estimated offering price range set forth on the cover page of this prospectus was based on a group of comparable companies that included several of the same comparable companies that were included in both our volatility assessments and our valuation estimates after March 31, 2013. In addition, the estimated offering price range was based on an expanded set of guideline companies to reflect an increase in our general prominence as a SaaS-based offering as we become a public company. We do not believe that the inclusion of all of the comparable companies used in determining the estimated offering price range would have had a material effect on the valuation estimates noted above, as the average stock prices for both groups of comparable companies used in our valuation estimates and the estimated price range increased by approximately the same percentages from January 2013 through mid-July 2013.

Accounting for Income Taxes

We account for income taxes under the asset and liability method as required by ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We are subject to income taxes in the U.S. and other foreign jurisdictions. Significant judgment is required in evaluating uncertain tax positions. Cvent records uncertain tax positions in accordance with ASC 740-10 on the basis of a two-step process whereby (i) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Risk

Foreign currency exchange rates are subject to fluctuation and may cause us to recognize transaction gains and losses in our statement of operations. A portion of our business is conducted through our subsidiary in India whose functional currency is the U.S. Dollar. To the extent that transactions by our subsidiary in India are denominated in currencies other than the U.S. Dollar, we bear the risk that fluctuations in the exchange rates of the U.S. Dollar in relation to other currencies could increase our costs and expenses. Realized foreign currency transaction losses are included in net income (loss) and were immaterial and $0.2 million in the years ended December 31, 2011 and 2012, respectively, and immaterial in the three months ended March 31, 2012 and 2013, respectively.

As of March 31, 2013, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure.

Inflation Risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations, as our customers typically purchase services from us on a subscription basis over a multi-year period. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase the prices for our subscription-based solutions to keep pace with these increased expenses.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. Our cash equivalents primarily consist of money market funds backed by United States Treasury Bills and certificates of deposit. Our short-term investments primarily consist of bank certificates of deposit. At March 31, 2013, we had cash and cash equivalents, net of restricted cash of $33.3 million and short-term investments of $7.6 million. The carrying amount of our cash equivalents and short-term investments reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio and our tendency to hold investments to maturity, however, we do not believe an immediate increase or decrease in interest rates of as much as 3% would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents or short-term investments have significant risk of default or illiquidity. While we believe our cash equivalents or short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

BUSINESS

Our Mission

Our mission is to transform the events and meetings industry. Our software platform disrupts the traditional processes for the event planners who organize events and the venues that host them, creating more value for the entire events and meetings ecosystem.

Overview

We are a leading cloud-based enterprise event management platform. We provide solutions for both sides of the events and meetings value chain: (i) event and meeting planners, and (ii) hotels and venues. Our integrated, cloud-based solution addresses the entire event lifecycle by allowing event and meeting planners to organize, market and manage their meetings, conferences, tradeshows and other events. Our online marketplace connects event planners and venues through our vertical search engine that accesses our proprietary database of detailed hotel and venue information. The combination of these solutions creates an integrated platform that allows us to generate revenue from both sides of the events and meetings value chain.

Events and meetings reach across every industry vertical, from consumer products to energy to healthcare. A 2013 independent study conducted by Frost & Sullivan, which was commissioned by us, estimated that the global market for events and meetings management, including such costs as accommodations, transportation and other support, was approximately $565 billion in 2012. Of that amount, Frost & Sullivan estimated that the global event management software market was $5.6 billion in 2012, which we view as an immediately addressable opportunity. The same study estimated that the global market for non-software event and meeting management was $22 billion in 2012, which included the additional labor of planning, managing and executing events and meetings using manual processes that we believe can be made more efficient by our platform.

For the event and meeting planner side of the value chain, which includes enterprises such as corporations, associations, not-for-profits, government agencies and universities, events and meetings are an integral way to build and strengthen relationships with customers, prospects, employees and partners. Enterprise events and meetings include external events, such as conferences, tradeshows, and customer summits, as well as internal functions, such as sales meetings, training seminars and team-building events. In 2012, our Fortune 1000 event and meeting planner customers managed an average of 630 events and meetings on our platform. According to a 2013 study conducted by Frost & Sullivan, enterprises spend an average of 1.1% of their revenue on events and meetings.

Planning and running an event can be a highly complex, inefficient and time-consuming task when managed using traditional manual processes and disparate point software solutions. We address these challenges by providing planners an integrated platform with solutions that unify the full lifecycle of an event. Meeting planners use our solution to identify the appropriate venue, secure a competitive proposal from hotels, manage budgets, market the event, send invitations, send follow-up reminders, utilize pre-event surveys, establish a social media presence for the event, process registrations, manage fee collections, build an event-specific mobile app, manage event logistics such as travel and lodging, manage on-going communication with attendees, survey and engage with attendees, and analyze event results and survey feedback following the function. Just as expense management software has become a ubiquitous tool for enterprises to automate traditionally manual and complex processes, we believe that a similar opportunity for automation and improvement exists in our industry. Unlike expense management software that primarily generates cost savings, our solution also provides our customers with the opportunity to increase their revenue. A Frost & Sullivan study conducted in March 2013 highlighted that event management solutions help planners at small and medium-sized enterprises, on average, increase event attendance by 20%. We believe our platform reduces expenses for our planner customers, and also helps our hotel customers drive incremental revenue.

For the hotel and venue side of the value chain, group events and meetings are a vital source of revenue and profit. At certain types of hotels, group events and meetings can constitute approximately one-third of total revenue. Group meeting business is often a large hotel’s most profitable segment as these groups typically contract not only for significant sleeping room blocks, but also for meeting space, catering and audio visual equipment. Meeting attendees tend to be a captive audience at the hotel and can generate substantial incremental revenue.

Our online marketplace, the Cvent Supplier Network, or CSN, connects tens of thousands of planners seeking the best venue for their events and meetings with more than 200,000 venues featured in our proprietary database. We believe that our CSN contains the world’s largest, most accurate database of detailed meeting venue information with listings of hotels, conference centers, convention centers, resorts, museums, country clubs, wineries, castles, restaurants and other special event venues in more than 175 countries that can be searched and filtered based on approximately 200 characteristics and data fields. The Cvent Supplier Network has become a leading solution for event and meeting planners who are researching potential locations and venues for their events, as well as for hotels and venues that are seeking to increase their group business revenue. The number of event requests for proposal, or RFPs, submitted through our CSN has increased considerably from approximately 12,000 in 2008 to approximately 1.1 million in 2012. We believe we have achieved critical mass and are benefiting from substantial network effects by simultaneously increasing the volume of RFPs transmitted from planners to venues, expanding our proprietary venue database and growing the number of hotel personnel trained on and using our system.

Our dual role as a provider to both event planners and venues allows us to generate revenue from both sides of the value chain. Event and meeting planners enter into annual and multi-year subscription contracts to utilize our cloud-based event and meeting management software solutions. As of December 31, 2012, we had more than 6,200 event and meeting planner customers, including Aimia Proprietary Loyalty (formerly Carlson Marketing), Corporate Executive Board, Edwards Lifesciences, Incisive Media, Maritz Travel Company, Merck KGaA, Visa, Walmart and Wellpoint Health Networks. Hotels and venues enter into annual and multi-year contracts with us for marketing solutions that increase the prominence of their properties in our CSN. As of December 31, 2012, more than 4,700 hotels and venues have purchased marketing solutions from us, including brands such as Hilton, Hyatt, IHG (InterContinental Hotels Group), Marriott and Starwood.

For the year ended December 31, 2012, our revenue was $83.5 million, representing year-over-year revenue growth of 37%. For the three months ended March 31, 2013, our revenue was $24.4 million, a 33% increase over the same period in 2012. Our enterprise-focused, cloud-based platform for event and meeting planners has historically constituted the majority of our revenue and represented 70% of our total revenue for the year ended December 31, 2012 and the three months ended March 31, 2013. For the year ended December 31, 2012, we generated net income of $4.3 million, representing a margin of 5% and adjusted EBITDA of $20.3 million, representing a margin of 24%. For the three months ended March 31, 2013, we generated net income of $0.3 million, representing a margin of 1%, and adjusted EBITDA of $3.2 million, representing a margin of 13%.

Industry Background

The hospitality and travel industry serve three types of customers: individual business travelers, leisure travelers, and group events and meetings. In the 1990s, American Express began offering travel services and subsequently transformed the way business travelers book hotel rooms and air travel. In the 2000s, online travel agencies revolutionized the industry for leisure travelers. We believe that we are driving a similar revolution today in the way group events and meetings are planned, booked and managed, both by the event planners and the hotels and venues that host these events.

Key Issues and Industry Trends Affecting Event and Meeting Planners

Highly Complex Planning Process that Has Historically Lacked an Integrated Software Solution. Planning and running a conference, large group meeting or event is a highly complex, tedious and often manual process. Event planners must coordinate with numerous internal constituencies, including marketing, sales, finance and travel services personnel, as well as external constituencies, including the event venue, service providers and potential attendees. Many departments within large enterprises, including finance, sales, marketing, expense management and human resources have taken advantage of comprehensive, integrated software solutions to automate their workflows, business processes and data collection requirements. Event and meeting planners, however, have historically lacked an integrated software platform to manage and automate their activities. In order to secure event venue space and manage the logistics of an event, planners have often used a highly inefficient combination of general internet search engines, event magazines, telephone calls, spreadsheets, emails and internally developed systems.

To address the entire event lifecycle, event and meeting planners could require more than ten disparate point solutions to identify the appropriate venue, secure a competitive proposal from hotels, manage budgets, market the event, send invitations, send follow-up reminders, conduct pre-event surveys, establish a social media presence, process registrations, manage fee collection, provide an event-specific mobile app, manage event logistics such as travel and lodging, manage on-going communication with the attendees, survey and engage attendees and analyze event results and survey feedback following the function. Some meeting planners have attempted to address these processes with internally developed software. However, these internally developed tools and disparate point solutions typically do not address the entire lifecycle and typically lack integration, functionality and the ability to seamlessly share data. This means that many organizations struggle to effectively plan, manage, measure and improve their events, which may result in underperformance related to expectations.

Continued Importance of Events and Meetings. Events and meetings are among the most high-profile and high-impact marketing initiatives available to an enterprise. Mission critical events such as product launches and user conferences provide enterprises with a valuable opportunity to maximize their marketing and sales potential by having as many as hundreds, or even thousands, of customers, partners and employees all in one location. We believe that events and meetings represent approximately one quarter of an organization’s marketing budget. As a result, we believe that Chief Marketing Officers and other C-level executives are increasingly focused on events and meetings and seeking solutions to ensure they are effective and successful.

Need for More Visibility Into Event and Meeting Expenses and Return on Investment. It has now become commonplace for large corporations to utilize software that tracks corporate spend for employee travel, lodging and expenses, but, historically, companies have lacked a cloud-based solution to monitor and manage appropriate spending levels for events and meetings. Unlike some other functions within an enterprise, planning for events is often not centralized in one department, and, in many cases, meeting planners are not required to seek advance approval to book a meeting or conference. This is a very large area of unbridled spend for an organization as, according to Frost & Sullivan, mid-market organizations host on average more than 15 events and meetings each year, costing an aggregate average of $103,000 annually, while large enterprises host on average more than 200 events and meetings each year, costing an aggregate average of $21 million annually. With growing event and meeting budgets, enterprises are starting to adopt meetings management software to help them understand the aggregate spend, make the event process more efficient and leverage that data in vendor negotiations. Many event and meeting planners, as well as others within their organizations, seek more transparency regarding the true costs of an event and to justify the return on investment for their events, while simultaneously ensuring that the events are effectively designed, planned and managed to meet targeted objectives. For example, certain event planners in more regulated environments, such as pharmaceutical sales, are also facing increased regulatory reporting and accountability requirements that are not easily manageable with manual processes.

Increasing Number of Channels to Engage with Attendees Before, During and After an Event. With the recent emergence of more diverse communication channels, event planners face a wide variety of options to reach their desired audience, including email, online advertising, text messaging, and social media platforms, such as Twitter, Facebook and LinkedIn. Event planners are looking to market their event in advance, increase engagement during the event, share event-related information in real time, build year-round online communities and more easily connect with attendees after the event to receive valuable feedback essential to future event planning. However, many event planners may struggle to efficiently present a consistent message across the numerous channels through which they are interacting with attendees. To standardize the message, planners may want a comprehensive cross-channel solution to engage with attendees before, during and after the event.

Events are Increasingly Mobile. Attendees use their mobile devices in everyday life to communicate and consume content, and increasingly expect to be able to connect in the same way with other attendees, speakers, exhibitors and sponsors at the events they attend. Mobile event apps allow planners to reduce printing costs, send out real-time event information to attendees and create additional sponsorship opportunities. Moving forward, we believe planners will seek a holistic platform that integrates their event and meeting mobile apps with their event management solutions.

Key Issues and Industry Trends Affecting Hotels and Venues

Fiercely Competitive Hospitality Landscape. Hotels generate revenue from three primary types of business: transient consumers, business travelers and group events and meetings. The global hospitality industry has become more competitive, and the group events and meetings segment has become increasingly important to the ultimate success or failure of many hotels. Frost & Sullivan estimates that group events and meetings represented $103 billion of revenue in 2012 globally for hotels. As a result, hotels spent an estimated aggregate of $3.9 billion on marketing and advertising to win that business. The same study also concluded that, at certain types of hotels, group events and meetings can constitute approximately one-third of hotel revenue. Group revenue often constitute a large hotel’s most profitable segment because, in addition to the on-site sleeping rooms, groups often pay fees for the meeting space, as well as banquet food and beverage, and event attendees are hotel guests that are highly likely to utilize the hotel’s restaurants, shops and other paid amenities. Given the highly profitable nature of group events and meetings, the competition among hotels for event business continues to escalate. Increasing competition in the group events and meeting segment is being driven by:

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Hotel brands seeking to host group events. As of December 31, 2012, there were approximately 320 hotel brands that have an aggregate of more than 43,000 affiliated properties around the globe. Based on our industry contacts and conversations with our hotel clients, we believe many brands see the group events and meetings business as an attractive economic opportunity and are increasingly seeking to expand in this area.

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Increased competition from boutique and independently-owned hotels and other venues. The number of boutique and independently-owned specialty hotels has increased, and some are targeting group business. A number of large special event venues, such as museums, sports stadiums and universities, and other, smaller venues, such as wineries, country clubs and restaurants, are also seeking to host group events when their facilities are not being used for their primary purpose.

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Decreased margins in other segments. Online travel agencies have caused hotels to experience a significant decrease in room night margins for business and leisure travelers. To compensate for this decline, we believe hotels are now focusing more on attracting higher margin segments, such as group business.

Hotel Budgets for Group Marketing Shifting from Less Effective Mass Market Channels to Digital Mediums. Worldwide ad spending continues to shift from traditional mass market mediums, such as television, print and radio, to digital online and mobile channels. Historically, hotels have taken a less targeted approach in marketing to event and meeting planners with a focus on advertising in monthly trade magazines, sending sales staff to trade shows throughout the year, spending significant time cold calling and sending mass mailings. However, there appears to be a shift in how advertising dollars are spent as a January 2013 report by eMarketer estimates that worldwide digital ad spending was $103 billion in 2012, or approximately 20% of total ad spending, and projects digital ad spending to increase to $163 billion in 2016, representing approximately 26% of total ad spending. Hotels are beginning to realize the power of online advertising, as approximately 36% of hotels surveyed by Frost & Sullivan said they planned to increase their online advertising spend next year.

Hotels Have Under-Invested in Group Segment Sales Relative to their Revenue Contribution. A 2013 Frost & Sullivan study highlights that while group events and meetings can account for approximately one-third of revenue for certain types of hotels, these properties end up spending an average of 13% of their marketing budget to actively solicit events and meetings business. Hotels frequently find it challenging to identify who is responsible for planning events and meetings within most organizations and effectively market to them. This is because enterprise event and meeting planners can often be found in a range of departments, including marketing, sales, procurement or corporate, and they often have a wide range of non-standardized job titles. The ability to accurately target event planners when they are ready to transact presents a significant value proposition to hotels and venues. Given the right marketing solutions to identify and engage event planners more accurately, we expect venues’ marketing spending mix to increase in favor of the group events segment.

Harnessing Technology to Automate Operations and Improve Performance. We believe hotels and venues in the aggregate annually incur millions of dollars of costs responding to RFPs. Inbound inquiries and bids from event and meeting planners come to hotels in multiple formats, including emails, phone calls and PDF, Word or Excel files. The process for responding to these requests for price quotes is also typically managed using a variety of media channels such as word processing applications, spreadsheets, scanned documents and faxes. This can result in a highly inefficient and non-standardized RFP process. Hotels that host a high-volume of events and meetings can benefit from software for their group business segments that enhances sales and marketing activities, automates and improves the RFP process, and captures data that can provide actionable insights and increase the conversion of group sales leads. By automating certain repetitive tasks such as responding to event proposal requests, hotels can redeploy existing personnel to higher value sales and marketing activities.

The Cvent Solution

Solutions for Event and Meeting Planners. We offer planners a robust platform that addresses the entire lifecycle of their events and meetings, including budgeting, planning, venue sourcing, marketing, management and measurement of meetings. We offer six major product categories: event management software, strategic meetings management software, mobile event apps, pre- and post-event web surveys, ticketing software and the Cvent Supplier Network. Our cloud-based platform allows event and meeting planners to:

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Increase Event and Meeting Attendance. Our integrated event marketing solution enables event and meeting planners to create sophisticated, multi-channel marketing campaigns to drive higher attendance. Our contact management functionality allows planners to simplify and automate the process of collecting and maintaining accurate contact information for all attendees and prospects by integrating data from existing marketing and customer relationship management databases and allowing prospective attendees to provide their most up-to-date contact information during the event registration process. Using Cvent, event marketers can deploy a multi-faceted marketing strategy utilizing customized event websites, advanced email marketing and social media channels to engage with potential attendees. Once planners attract prospective attendees to their event registration website, they are able to utilize advanced registration features such as early bird discounts, coupon codes and dynamic registration paths to present unique offerings to different attendee segments. By offering integrated contact management, email marketing, social media marketing and event registration solutions, we believe that we enable event and meeting planners to drive higher attendance at their events in a cost-effective manner.

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Increase Efficiency through Automation. Our solutions automate and streamline the labor-intensive process of organizing, marketing and managing events and meetings. For example, our CSN venue-sourcing tool enables event and meeting planners to quickly narrow down the list of venues that are suitable for their event, send customized RFPs and compare the bids side-by-side, allowing them to more rapidly identify, contact and negotiate with potential venues. According to Frost & Sullivan, many planners said it takes them five days or longer to execute, plan and manage events and meetings, inclusive of finding an appropriate venue and receiving pricing and availability information. In comparison, our solution enables planners to find a venue that exactly meets their needs within minutes and in many cases receive a response from hotels in less than one day. Our event management solution also automates and integrates a number of traditional, manual processes for planners, and seamlessly shares data as planners are able to process online registrations and payments, collect attendee information and preferences, create custom schedules for attendees to see speakers and exhibits, and automatically update attendees with schedule changes via an event-specific mobile app.

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Reduce Costs. Our solutions automate many tasks for event and meeting planners creating the potential for increased efficiency and cost savings. They also enable procurement professionals to define sophisticated thresholds and controls to restrict meeting planners from making unauthorized or out-of-policy expenditures. The Cvent Supplier Network provides planners with a comprehensive database to research more potential venues and allows them to submit the details of their event in a customized RFP to multiple venues at once, creating a blind-bidding process that helps the planner receive more competitive bids, which we believe reduces the overall costs of the venue. Also, we deliver our software solutions to our customers through a cloud-based delivery model that reduces implementation time and costs associated with traditional on-premises software and requires limited to no involvement from our clients’ technical teams.

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Enhance Returns on Investment from Events and Meetings. Our solutions enable planners to regularly reach out to potential attendees through social media and surveys, build more accurate customer profiles and databases, customize event communications and send automated event reminders. Our software allows event planners to capture and analyze a wide variety of attendee metrics, such as overall attendance, attendance at specific events, comments and testimonials regarding the events and attendee feedback from web surveys taken both during and after the event. We believe our highly targeted marketing meaningfully increases event attendance by reaching the desired attendees. Thus, our solutions enable higher event attendance together with incremental cost savings, thereby helping enterprises significantly increase the returns on investment from their events.

Solutions for Hotels and Venues. Through the Cvent Supplier Network, we have created a proprietary online marketplace to connect hotels and venues with enterprise event and meeting planners. Our CSN allows hotels and venues to:

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Increase Revenue in the Group Events and Meetings Segment. Our CSN is an effective solution to help hotels increase the number of in-bound sales leads and amount of revenue from enterprise event and meeting planners.

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More Accurately Target Meeting Planners through Online Marketing. Through our online marketing solutions, hotels and venues are able to target ready-to-transact event and meeting planners in a more cost efficient manner than many other marketing channels. Our solutions also make it easier for hotels and venues to market to hard-to-identify relevant planner personnel within organizations, which results in an increase in the number of sales leads and converted group bookings.

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Enhance Employee Productivity and Efficiency. Through our CSN, we offer hotels and venues tools to automate and standardize the process by which they receive and respond to RFPs from event and meeting planners. In 2012, approximately 1.1 million RFPs were transmitted using our standardized format and many of the responses could easily be pre-populated by hotels and venues, enabling their employees to respond quickly and accurately.

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Better Analyze Operational Results. Hotels and venues can closely track the volume of potential and actual business that they receive through our CSN, allowing them to more effectively measure the return on marketing investments. Managers can also improve the performance and productivity of their sales representatives by monitoring responsiveness to RFPs and tracking successful bids.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors:

End-to-End, Cloud-Based Software Platform. We offer an integrated cloud-based software platform that addresses the entire lifecycle of events and meetings, including budgeting, venue sourcing, event marketing, attendee registration and management, and analytics. Our comprehensive solution helps event and meeting planners seamlessly plan and execute their events, improve the experience for meeting attendees, and capture more actionable data and feedback to help improve future events. This approach also helps our customers reduce implementation time and cost. We believe that our ability to offer a full suite of event and meeting management solutions on a single integrated platform is a key competitive differentiator for us when compared to some of our competitors that typically offer only point solutions.

Massive Online Marketplace. We believe that the Cvent Supplier Network is an important resource for event and meeting planners as well as hotels and venues due to its:

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Depth and Breadth of Venue Profiles. Our proprietary network includes detailed meeting profile information on more than 200,000 hotels and other venues, substantially more than the number of venues listed by any of our competitors. Our CSN allows planners to conduct searches and filters based on approximately 200 characteristics and data fields per hotel profile. For example, planners can narrow their search based on a variety of factors such as the number of hotel sleeping rooms or meeting rooms, largest or second largest meeting room size, meeting room ceiling heights, meeting room capacity based on set-up, hotel amenities, available promotions and distance from the airport. Some of this data is generated by the hotels and some is researched by our extensive team, which creates a data set that would not typically be found on any websites or networks other than our own. Our team of account managers and customer-facing staff maintain relationships and work with the venues to keep their information up to date and to enhance the Cvent Supplier Network solution. The size and accuracy of our database is of critical importance to planners.

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RFP Volume. The RFPs sent through the Cvent Supplier Network in 2012 represented an estimated total of 13.9 million hotel room nights requested and 44.4 million attendee days. For hotel partners that manage the largest number of properties, we believe that our CSN is an important external source for group business leads.

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Integration with Hotels. As of December 31, 2012, more than 128,000 hotel and venue employee users have accounts within our system to respond to RFPs. The level of adoption and back-end IT system integration we experience with our hotel partners is a demonstration of our scale.

Powerful Network Effects Across the Value Chain. By bringing together both sides of the value chain, our CSN creates significant network effects.

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Event and meeting planners use our CSN, generally at no cost, to search for venues, request price quotes and proposals from hotels and venues and compare proposals to identify the venue that best meets their needs and requirements. As of December 31, 2012, we had more than 30,000 CSN event planner users, which includes both free accounts and paid subscribers. According to Frost & Sullivan, for mid-market clients, planners have been able to reduce event venue pricing by up to 15% by using event management software. The Cvent Supplier Network also provides substantial time savings benefits as planners receive fast responses from hotels, in many cases, in less than 24 hours. By offering an efficient, user-friendly marketplace, we attract a high volume of users from both the planner and venue sides of the event lifecycle.

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Hotels and event venues are listed, free-of-charge, in our CSN and can receive and respond to event proposal requests from meeting planners. The level of volume that is processed through our system makes us an essential resource for connecting meeting planners with hotels and other venues. In part due to the extensive scope of our marketplace, many hotels have integrated our CSN into their core back-end technical systems. To date, more than 10,000 hotels have also integrated their customer relationship management software systems with our platform, giving us a large scale.

As the volume of RFPs delivered to hotels and venues through the Cvent Supplier Network increases, we become even more important to hotels and venues. As more hotels and venues realize the potential of our CSN, the number of listings in our CSN will continue to grow, making it more valuable to event and meeting planners. Greater usage by more event planners increases the volume of RFPs delivered to hotels and venues, thereby increasing the value we deliver to those hotels and venues.

Relationships with Extensive Number of Event and Meeting Planners. Unlike personnel in traditional, clearly defined departments, event and meeting planners can often be found in a number of different corporate departments, such as marketing, sales, travel, human resources, training and development and operations. Many professionals, ranging from marketing managers to sales representatives to executive assistants, are asked to manage and organize events and meetings on an ad hoc basis and dedicate only a portion of their time to meeting planning. It requires significant grassroots marketing acumen to locate event and meeting planners within organizations, but we have worked diligently to create a large, internal, proprietary database of individuals who we believe engage in event and meeting planning activities within their organizations. With the size and scale of our database, as well as our 150,000 aggregate prospect interactions with planners in 2012 alone, we believe that we are highly effective at proactively and systematically identifying and building relationships with event and meeting planners.

Recurring Revenue Model. Our subscription-based model for our event and meeting planner platform along with our annual or multi-year marketing solutions results in strong visibility and predictability of future revenue, enhancing our ability to effectively manage our business. We typically engage meeting planners in annual or multi-year contracts, ranging from two to five years in length. These contracts generally include subscription fees for licensed modules and registration fees with tiered pricing based on the number of event registrants in a year. We also execute annual or multi-year contracts with hotels, event venues and service providers for sponsored marketing solutions in the Cvent Supplier Network.

Strategic Capabilities Center in India. As of December 31, 2012, we employed approximately 600 personnel in India. Our Indian operations help us accomplish three important business objectives: (i) near-continuous technical development and customer service, (ii) worldwide geographic reach for marketing efforts and (iii) building and maintaining our proprietary databases. Combining the resources of our U.S. and India operations, we are able to continue technical development and customer support throughout the normal business hours of each region. In addition, our India office houses the majority of our marketing personnel for the Asia-Pacific, Europe, Middle East and Africa regions. Finally, we leverage our India-based personnel to build our extensive event planner contact database and to research and maintain more than 200,000 venues on our CSN. These operations allow us to benefit from the labor and infrastructure cost advantages of the region and to accomplish many critical business tasks in an efficient and cost effective manner.

Strong Corporate Culture that Defines Us. Our corporate culture drives and defines us. A number of our senior managers, including seven of the nine executive officers and key employees identified in the “Management” section of this prospectus, have been employed with us since 2000. Their collective experience with our industry and our company help us to effectively navigate the challenges of our business and industry and maintain continuity of our values and culture. We also seek to hire highly talented, enthusiastic employees that will help us foster a positive workplace environment. We offer substantial training opportunities for those employees, including a global exchange program for our U.S. and India-based employees no matter their age or tenure with us. As a result of our efforts, we were named one of the Washington Business Journal’s “Best Places to Work” in the Washington, D.C. metropolitan area for four of the past five years.

Our Growth Strategy

Key elements of our growth strategy include:

Aggressively Pursue New Customers. We believe that there is substantial opportunity to expand our business as adoption of technology platforms to manage events and meetings increases. A 2013 Frost & Sullivan study estimated that 68% of organizations in the mid-market have never licensed event management software, and the majority of mid-market organizations’ events are still planned using manual processes. Likewise, their report also shows that 63% of large enterprises do not have a complete strategic meetings management program in place.

Up-Sell and Cross-Sell Existing Event Planner Customers. In recent years, we have expanded our platform by adding new solutions based on continuous customer feedback and requirements. As of December 31, 2012, only 11% of our paying event and meeting planner customers paid us to use more than one of our solutions We believe that there is substantial opportunity within our existing base of 6,200 event and meeting planner customers to cross-sell additional products such as mobile event apps and other add-on functionality, including budgeting features, and enhanced integration with other platforms. Additionally, we believe that we can sell either new subscriptions or additional functionality to our 59,000 event and meeting planner users that freely access CSN, some of which also have a paid subscription to our other event and meeting planner solutions. As we expand our product capabilities to include emerging technologies such as event-specific mobile apps, we expect event and meeting planners will perceive and derive even greater value from our platform and expand their use in the future. We also believe that as we enhance the functionality of our platform through initiatives such as expanded integration with social media tools, our paying customers will not only renew their existing subscriptions but purchase additional functionality as well.

Up-Sell and Cross-Sell Existing Hotel Customers. In addition to the annual or multi-year marketing solutions available to increase their visibility in search results on our CSN, hotels and venues can reach an even greater number of meeting planners through other offerings that are a part of our platform. We continue to add specialized marketing placements and create new marketing inventory that hotels or venues can purchase. For example, venues can pay fees to be featured prominently in the Cvent Destination Guide, which is an online resource for planners in the early stages of researching and comparing cities for upcoming meetings. The Cvent Destination Guide received an average of 200,000 page views per month during the nine months ended March 31, 2013 and covers 1,000 profiled destinations around the world through more than 10,000 pages of internally developed content to provide planners with destination-specific information and key statistics. Hotels and venues that secure a placement on their market’s Destination Guide benefit from capturing meeting planners’ attention at the beginning stages of their sourcing process.

Grow Our Revenue Outside North America. Our strategic focus on global expansion has increased our non-North American revenue from approximately 7% of our revenue for the year ended December 31, 2011, to approximately 9% of revenue for the year ended December 31, 2012. Listings outside North America currently account for 57% of the total venues in our CSN, spanning more than 175 countries. As we increase the volume of international meeting RFPs on our CSN, we expect our international revenue to increase correspondingly. To support our international expansion efforts and to increase global sales for all of our solutions, we opened our first European sales office in London in May 2013 and ultimately plan to expand our sales force in Europe. We also plan to introduce select European and Asian language planner interfaces in the near future to strengthen our penetration within European event and meeting planner markets.

Further Monetize the Cvent Supplier Network by Creating Value for Hotels and Venues. We intend to leverage our business model to further monetize the Cvent Supplier Network, while adding more value to event and meeting planners and hotels globally. We can increase the value we provide to hotels by offering enhanced marketing solutions and analytics that enable them to better target event and meeting planners and increase their group meeting sales. We also expect to provide hotels and venues with additional marketing models beyond our current offerings, including more targeted options.

Expand Our Direct Sales Force and Channel Partners. We intend to expand our direct sales force to augment our current marketing efforts. We believe this will improve our sales coverage and effectiveness, enabling us to acquire new clients. We are also investing significantly in our channel partners. For example, in addition to our existing channel partners, we recently developed a partnership with Concur, which we expect will enable us to better reach their business travel, corporate card and travel and expense clients. We have strategic relationships with many other travel management companies and partners. We will continue to pursue additional strategic relationships wherever it enhances the value proposition for our customers.

Enhance Our Mobile Applications and Social Media Offerings. Events, by their nature, are highly interactive and social experiences for attendees and, we believe, very likely to benefit from new technologies and communication mediums such as social networking and mobile applications. A 2013 Frost & Sullivan study noted that, to date, 59% of planners for small and medium-sized enterprises have never used a mobile app for any of their events. We believe, however, that more recently, event attendees have come to expect large events to have a dedicated, native mobile application that allows for interaction among speakers and attendees, provides information to event participants and keeps them up to date on schedule changes. We currently offer a platform that enables event and meeting planners to create and deploy mobile applications for both corporate and large consumer events. We have already made significant investments in the area of social media to enhance the social experience for attendees. We believe that these products and enhancements position us well to capitalize on the growing mobile trend.

Continue to Add New Solutions to Our Platform. Investing in research and development is an integral part of our long-term growth strategy and has been a key factor in solidifying our position as a leading cloud-based enterprise event management platform. For example, since 2008, we developed the Cvent Supplier Network, our Strategic Meetings Management solution and the Cvent Destination Guide. We also use customer feedback to regularly implement enhancements and updates to our solutions to further strengthen and fortify our platform and improve the event experience for both planners and attendees.

Our Platform

Our cloud-based platform consists of six major products: event management software, strategic meetings management software, or SMM, mobile event apps, web surveys, ticketing software and the Cvent Supplier Network, a marketplace that connects more than 200,000 venues with high-quality, ready-to-transact event and meeting planners.

Event Management

We provide event and meeting planners with a complete solution to increase attendance and decrease the cost of managing events by stream-lining the event planning process. By automating and simplifying the event planning and management processes, our software enables planners to focus time and resources on strategic decisions rather than repetitive, time-consuming tasks. We enable easy navigation of the entire event planning process by providing a complete platform of products.

Our comprehensive solution includes the following key functionalities:

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Online Event Registration. Our event management solution shifts the responsibility from the planner to the attendee by empowering the attendee to register and manage all of their own details online, thereby reducing the burden on the event planner. Attendees can register using email invitations, websites, mobile devices, or onsite at an event. Planners can configure the registration experience to include pre-populated contact information fields, pre- and post-event survey questions, a group registration option, session selection, housing and travel booking, and payment processing in over 100 currencies.

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Event Marketing. Our solution provides robust e-marketing tools that allow planners to efficiently integrate their event marketing and communication process with registration to provide a personalized experience for attendees. It enables extensive creative control for a user without software programming experience, while also supporting established branding initiatives. We also provide integrated marketing functionality, such as event website creation, automated follow up to unresponsive invitees or abandoned registrations, targeted messaging to different invitee segments, email optimization tools, data collection from non-attendees, guest referral tools, integration with major social media and tracking reports.

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Budgeting and Project Management. Our solution includes a project management suite that allows for assignment and tracking of key event planning tasks. Our budgeting toolset allows for tracking of budget, actual costs, and savings. This built-in reporting tracks event spending by vendor, category, business unit, or region, giving the planner key trend intelligence to promote greater savings.

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Event Logistics and Integrations. Our solution includes tools for table and seating management, name badge and certificate creation, resource and space allocation, speaker management, appointment scheduling, continuing education credit tracking, onsite registration and check-in functionality. Our platform integrates with commonly-used, mission critical software such as Salesforce.com, Eloqua, WebEx and Concur, and can be customized to integrate with other existing enterprise or accounting systems.

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Measurement and Reporting. Our platform measures all aspects of the event management process. Users can generate standard or custom reports, view event dashboards and schedule live reports to be sent to key stakeholders across departments. We believe this enables efficient evaluation of return on investment and enhanced ability to closely audit meeting-related activities to ensure regulatory compliance and control expenses.

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Training and Support. We provide comprehensive training and support to our event management subscription customers, which is available through phone, email and the internet during the subscription period. We also maintain an on-line knowledge database and utilize extensive video training that is available on-demand to our customers during the subscription period.

In addition to the foregoing functionalities of our Event Management platform, all of our event and meeting planner users that are licensed pursuant to subscriptions to our Event Management platform have the ability to access our CSN product, which is further described in “—Cvent Supplier Network.”

Strategic Meetings Management (SMM)

We offer our SMM solution for large enterprise customers who hold hundreds or thousands of events and meetings annually, many of which are hosted at off-site locations such as hotels and other venues. In addition to all of the services offered to our event management customers, our SMM platform also helps corporations manage their internal meetings programs more efficiently and manage previously untracked meeting expenditures.

With our platform, enterprises gain control over the entire event planning process by managing logistics, budgeting, sourcing, registration, housing, travel and reporting in a single application. As organizations strive to optimize spend across the enterprise, these consolidated processes help corporate travel, meeting and procurement managers gain more visibility into meeting expenditures and have historically enabled cost savings of 15% or more, as compared to companies that host events without a strategic meetings management program. Through our SMM solution, corporate travel, procurement and finance departments have the ability to review the meetings process to ensure compliance with established meeting and expense policies, while still granting creative control over the event to their planners.

Mobile Event Apps

With the proliferation of smartphones and tablets, we believe mobile applications, or apps, will be used more often at events. We offer planners the ability to generate and customize native apps for both business and consumer events on multiple operating systems, including Android and iOS. Our apps are often used by planners and attendees to: provide schedule and location information; facilitate interaction among attendees, speakers and exhibitors; conduct real-time messaging to build relationships and disseminate information; access rich media content such as video, pictures and internet radio; connect with integrated social media tools such as Facebook, Twitter and LinkedIn; and deliver advertising.

Web Surveys

Our web survey solution enables our customers to streamline the way they collect information both pre- and post-event. More than 1,200 enterprises and over 8,900 active users utilize our solution to solicit feedback from employees, measure customer satisfaction, capture sales leads and test new product ideas. We consider an event planner to be “active” if such user accessed their account within the 12 months preceding the date of measurement. Event management customers can also collect attendee feedback using our survey capabilities, which provides powerful analytics and insights useful for future events.

Ticketing

We offer a ticketing and venue management platform that helps venues, promoters and artists improve the efficiency of their operations, increase ticket sales and better engage with their customers. Our easy-to-use platform includes tools to generate website ticket sales, branded emails, print-at-home tickets, and box office and ticket scanning capabilities. Our ticketing solution also integrates with mobile and social media platforms, enabling social buying, sharing, rewarding, tracking, auto-tweeting and auto-publishing.

Cvent Supplier Network

The Cvent Supplier Network connects event and meeting planners to a comprehensive and searchable global marketplace of more than 200,000 hotels and other event venues. With approximately 1.1 million RFPs submitted through our system in 2012, we believe that we operate the world’s largest network dedicated to hotels and unique venues that host events and meetings. Event and meeting planners can access our CSN website at no cost and can quickly search for venues based on very granular, meeting space-specific search criteria, while hotels and venues have the ability to receive and respond to RFPs in a far more efficient manner than RFPs sent through non-automated, non-standardized channels. We have proactively identified and created profiles for every hotel and venue in our database, at no cost to the facility. However, venues can increase their visibility among our users by purchasing annual or multi-year marketing packages, and hotels from major chains and brands around the world currently leverage such opportunities in our CSN to varying degrees.

Based on the number of rooms and participant days requested pursuant to unique RFPs transmitted through our CSN during 2012, we estimate that planners sought to source approximately $4.7 billion of business to hotels and venues through the CSN in 2012, compared to $3.2 billion in 2011, $2.4 billion in 2010, $613 million in 2009 and $47 million in 2008. This estimate is premised on (i) the average daily hotel room rate of all awarded proposals to RFPs transmitted through our CSN for such year and (ii) a five-year average daily food and beverage rate where applicable. This food and beverage average assumes any RFPs with meeting space consist of a morning break, afternoon break, and lunch. This estimate is premised on RFPs transmitted by planners in each year including those that were never responded to, and may not reflect the actual transactions that ultimately took place, which we generally expect are lower in total dollar value than the estimate above. While we do not earn revenue from our role in facilitating the introduction of the parties to these transactions through the transmission of the RFPs, we believe that the total estimated value of unique RFPs provides an indication of the scale of our network in recent periods.

In addition to hotel listings from major chains, including Marriott, Starwood, Hilton and Hyatt, the Cvent Supplier Network also contains profiles for some of the world’s most celebrated and distinguished venues, such as London’s Natural History Museum, Wembley Stadium, The Louvre, Musée d’Orsay, Yankee Stadium, Radio City Music Hall, Fenway Park, Madison Square Garden and Beijing’s National Museum of China. While not all of the venues listed on our network have necessarily hosted an event that was sourced through our CSN or managed events using our event planner solutions, all of these venues are listed within our CSN database as potential locations for event and meeting planners to consider.

Aside from the standard listings and annual marketing packages available via the Cvent Supplier Network, hotels and venues can take advantage of additional advertising inventory and models. For example, venues can pay fees to be prominently featured in the Cvent Destination Guide, which is an online resource for planners researching potential destinations for upcoming meetings. The Cvent Destination Guide features 1,000 destinations around the world to provide planners with useful, destination-specific information and key statistics. Hotels and venues that secure a placement on their market’s Cvent Destination Guide benefit from increased visibility among an audience of planners and the ability to create additional brand awareness.

The CSN is available with the same functionality to users of our paid subscription event and meeting planner platform solutions as well as to event and meeting planners that simply visit the CSN site and establish a free user account.

Our Event and Meeting Planner Customers

As of December 31, 2012, we had more than 6,200 event and meeting planner customers. We also had 59,000 active user event and meeting planners that freely access CSN, some of which also have a paid subscription to our other event and meeting planner solutions. We consider an event planner user to be “active” if such user accessed their account within 12 months preceding the date of measurement. Their industry profile spans across clients in the retail, consumer products, travel and leisure, technology, telecommunications, financial services, healthcare and automotive verticals, as well as trade associations, government agencies and universities. In each of the years ended December 31, 2011 and 2012, no event and meeting planner customer represented more than 1% of our revenue for that year. The following table sets forth a list of selected clients as of December 31, 2012 by customer segment:

Corporate
Aimia Proprietary Loyalty (formerly Carlson Marketing) Corporate Executive Board Edwards Lifesciences Incisive Media Maritz Travel Company	Merck KGaA Visa Walmart Wellpoint Health Networks

Association	Education
AARP Institute of Electrical and Electronics Engineers (IEEE) National Comprehensive Cancer Network (NCCN)	Bucknell University New York University Penn State University Pepperdine University

Our Hotel and Venue Customers

In 2012, more than 4,700 hotels and venues purchased annual or multi-year marketing solutions from us. In each of the years ended December 31, 2011 and 2012, no hotel or venue customer represented more than 2% of our revenue for that year. The following table sets forth a list of selected hotel and venue customers as of December 31, 2012:

Carlson Rezidor Hotel Group Fairmont Hotels Hilton Hyatt IHG (InterContinental Hotels Group)	Kimpton Hotels Marriott Millennium Hotels Starwood

In addition to the paid relationships with hotels and venues, over 10,000 individual hotel properties, including two major U.S. hotel chains, have integrated our software into their back-end IT systems.

The Peabody Orlando earned $10.8 million in group business sourced through the CSN in 2012.

Challenge: Connected to the Orlando Convention Center, The Peabody Orlando is one of the largest meeting hotels in Orlando, Florida, with more than 300,000 square feet of customizable function space. It holds the top spot on Cvent’s 2012 list of the top meeting hotels in the U.S. The Peabody Orlando relied upon traditional print advertisements in key trade publications and search engine optimized ads as part of their interactive campaigns to attract event planners. These methods made it difficult to measure any significant increases in brand awareness and measure returns. Following the completion of an approximately $450 million renovation and expansion in 2010, The Peabody Orlando wanted to improve their sales and marketing strategy to help them increase group business and attract event planners to their property. They decided to enhance their usage of the marketing solutions provided through Cvent’s Supplier Network to target event and meeting planners and better compete against the major hospitality industry brands.

The Cvent Solution: The Peabody Orlando opted for the 4 Diamond marketing subscription on the Cvent Supplier Network for the Orlando metropolitan area, which provided The Peabody Orlando with the following benefits:

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As a result of the 4 Diamond marketing subscription, The Peabody Orlando was frequently displayed on the Cvent Supplier Network page when an event planner searched for event venues in Orlando, Florida, leading to robust positioning to target ready-to-transact planners. In 2012, group business sourced through Cvent comprised approximately 18% of the hotel’s overall group business.

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After investing approximately $17,500 in marketing packages on the Cvent Supplier Network in 2012, The Peabody Orlando was awarded an estimated $10.8 million in group business that was sourced through the CSN.

•	Integration of Cvent’s RFP response system with the hotel’s back-end IT solutions ensured faster responses and standardized the RFP process.

Adoption of additional Cvent products driven by early success

Challenge: Dish Network Corporation (DISH) provides satellite television, audio programming and interactive television services to commercial and residential customers in the United States. The company holds approximately 50 events annually, from incentive meetings to tradeshows, as well as several ad hoc meetings. For example, DISH’s annual meeting requires registrations for approximately 4,000 people, including food and beverage planning and revenue booking. Working with an external planning group, DISH faced several issues, including poor production work on website and email messaging, as well as a lack of flexibility and responsiveness. Its existing event registration model also had severe limitations. DISH wanted more control of the event management process and the ability to make changes expeditiously.

The Cvent Solution: DISH selected and deployed Cvent in 2007 for its large events and transitioned the event management process to an internal group, eliminating the need for a third party planning agency. Through Cvent’s adoption, DISH was able to wholly run the event management process, managing details internally and adopting changes quickly, as needed. DISH took advantage of the following Cvent solutions:

•	Utilized Cvent Event Management solutions for event registrations, event website, email invitations and the ability to track attendee responses in real time.

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Impressed by the efficiencies achieved and Cvent’s responsiveness to making software upgrades based on customer feedback and requests, DISH adopted other tools in the Cvent platform. They now increasingly utilize our CSN as a venue searching tool to send RFPs to hotels and venues.

DISH developed a new event mobile app with CrowdTorch for their 2013 Team Summit meeting, which, in 2012, was their most attended event in the past 10 years.

Strategic Meetings Management solution helps Juniper Networks gain complete visibility over its corporate events and meetings spend

Challenge: Juniper Networks, or Juniper, is a manufacturer of network solutions that has more than 9,500 employees worldwide. The company hosts a large number of internal events and meetings, but lacked a single booking platform and visibility into this area of spend across the company. The need for a more streamlined, efficient solution became very evident after repeated instances of booked meetings that did not meet the approval policies set by the company. Many unapproved meetings did not end up taking place and Juniper had to face cancellation penalties. In 2011, the company decided to rectify this issue and turned to Cvent to help them control their events and meetings spend.

The Cvent Solution: Juniper initially started using Cvent’s Event Management solution and the Cvent Supplier Network to streamline the registration process for their events and take advantage of the time and cost savings benefits when sourcing venues. However, at that time, Juniper still did not have a system in place for gaining visibility into the various departments that were planning and hosting events and meetings throughout the company. They expanded the suite of Cvent products they were using to include Cvent’s Strategic Meetings Management (SMM) solution. Juniper received the following benefits from Cvent’s SMM solution:

•	Cvent’s SMM helped Juniper gain significantly more control over the meetings that are booked and the amount of money spent, and adhere to internal expense policies.

•	The success of Cvent’s SMM tool resulted in Juniper looking to hire a full-time resource to manage their Cvent platform and train others on how to use it.

Juniper also recently expanded its event management subscription to include Cvent’s web-survey functionality to gather valuable attendee feedback after their events.

Sales and Marketing

We sell our platform primarily through our direct sales team. The sales and marketing departments are two of our largest divisions by head count. We also work with more than 300 affinity and chapter partners that typically endorse our services worldwide, including leading global travel management and event planning associations.

We have been refining our grassroots approach to sales and marketing for more than a decade, with a focus on generating high quality sales leads to secure new business. For example, in 2012, we conducted more than 150,000 aggregate prospect interactions, including more than 800 large group luncheons and in-person events to meet and educate prospects about our products, as well as nearly 2,200 online group demonstrations for potential and existing customers. We also employ a variety of other sales and marketing initiatives, including sponsoring and participating in user conferences, trade shows and industry events; online advertising; managing our own blogs relevant to the industry; hosting webinars; public relations efforts; and social networking. While we believe all of these methods are effective for generating sales leads and attracting new business, we continue to explore other ways to reach customers and prospects, including video marketing, creative social media initiatives and content marketing.

Partnerships and Industry Associations

We have established partnerships with a number of major travel solutions providers, conference and event managers, and expense management companies, including HelmsBriscoe, ConferenceDirect and Concur. Through these partnerships, we refer their products to our existing customers and receive referrals of their existing customers.

We also partner with many leading associations in both the meetings and hospitality industries including Meeting Professionals International (MPI), Association of Corporate Travel Executives (ACTE) and Destination Marketing Association International (DMAI). We have built and maintained strong relationships with these organizations and work closely with them to co-market to meeting planners and hoteliers through a variety of initiatives, including attending and speaking at industry events and hosting educational forums and thought leadership sessions for their members. In most cases, these, and other industry partners, including hundreds of chapter organizations, are our customers and use our solution, giving us strong market and brand credibility.

Our Technology

We deliver our solutions using a cloud-based software-as-a-service model that we developed. This affords our clients quick, easy and near global reach of our solutions. Our cloud-based delivery model also limits involvement from our clients’ technical teams, and reduces implementation time and costs. We have developed a multi-tenant architecture and a secure, scalable and highly available technology platform that provides a high degree of customization to allow each customer to configure the business process workflow, branding and user interface to best meet their individual needs.

The architecture, design, deployment and management of our cloud-based platform are focused on the following:

Multi-Tenant Architecture. Our multi-tenant architecture enables all customers to be on the same version of our solutions. When we improve existing functionality, all customers receive the benefit of the new version at the same time.

Secure, Scalable and Highly Available Technology Platform. Our clients often rely on our solutions for their most important and largest events and meetings. To meet their demanding expectations, we designed a technology platform that is secure, scalable and highly available. We regularly review the key facets of our platform, making regular improvements and enhancements to keep pace with growth and technology evolution.

We maintain a comprehensive security program designed to protect our systems and our clients’ data. We also select service providers who adhere to best practices and industry standards, such as Statement on Standards for Attestation Engagements No. 16, or SSAE 16, whenever possible. Writing secure code is an integral part of our software development methodology, as well. We augment this practice with regular application and network security testing and periodic manual, third-party application and network penetration testing.

We designed our software and systems to handle substantial growth in users and data without requiring significant re-engineering. For example, our Event Management system processed over three times as many registrations in 2012 as compared to 2007, and it managed the additional scale without having to significantly alter our investment in hardware as a percentage of revenue.

We primarily host our solutions from a third-party data center in Ashburn, Virginia. Within the data center, our network, server and storage infrastructure is highly redundant and fault-tolerant, and is continuously monitored by both automated systems, as well as a dedicated operations team. We also have a standby data center that is available in case the primary data center is not functioning for any reason.

Integrated Real-Time Analytics Capabilities. Our platform’s analytics and reporting capabilities allow clients to derive powerful, real-time insights. Hundreds of standard reports along with a robust, proprietary custom reporting engine allow clients to more easily recognize shifts in attendee sentiment, identify potential issues and make well-informed decisions. This insight enables better event organization and enhances future event return on investment. Our integrated analytics and reporting capabilities also allow our clients to more efficiently and accurately audit their event and meeting spending. By providing these features, we enable our customers to control their budgets and ensure their compliance with regulations in their respective industries.

Mobile and Ticketing Offerings

Our mobile and ticketing products are hosted on leading infrastructure-as-a-service platforms. These third-party services allow us to rapidly scale computing resources up or down as demanded. This flexibility is advantageous due to the highly variable usage of mobile event applications and online ticket sales, allowing us to minimize capital expenditures.

With respect to mobile offerings, we generally focus on native mobile event apps, primarily for iOS and Android devices. This strategy allows us to create apps for clients that function effectively, even in environments with weak, saturated or non-existent Internet connectivity. We designed our mobile application platform to facilitate rapid creation of mobile event apps, while still allowing a high degree of individual app customization.

Product Development

Our research and development effort is focused both on developing new software and on improving our existing products. Our engineering team works closely with customers and event attendees to identify their current and future needs. We believe that innovation and timely development of new features and products is essential to meeting the needs of our end-customer and improving our competitive position. We supplement our own research and development effort with technologies and products that we license from third parties. We test our products thoroughly to certify and ensure interoperability with third-party hardware and software products. Our U.S. and India personnel develop our products on a nearly continual basis, five days a week.

Our research and development expenses totaled $4.2 million and $7.6 million, representing 7% and 9% of our revenue, for the years ended December 31, 2011 and 2012, respectively, and $1.4 million and $2.5 million in the three months ended March 31, 2012 and 2013, representing 8% and 10% of our total revenue, respectively. We plan to continue to significantly invest resources for our research and development efforts.

Competition

We operate in an intensely competitive market that is characterized by constant change and innovation. Our competition includes:

•

existing manual, paper and spreadsheet-based systems that corporate personnel employ to organize events by themselves in a fragmented manner. For example, a significant number of planners process registrations by asking attendees to fill out PDF forms and aggregate that information manually using various office tools. They also frequently lack the ability to process registration payments online. Venue searches and bookings are often processed either by phone or email, while tracking of budget and expense is done on an ad-hoc basis through spreadsheets;

•	event and meeting management firms such as The Active Network, primarily through its StarCite business that it acquired in 2012;

•	online event registration vendors focused primarily on consumer ticketing such as Eventbrite; and

•

small and large companies that offer point solutions that compete with some of the features present in our platform, such as registration management, travel management, venue bookings, web survey providers, email marketers and mobile app developers.

We believe that we generally compete favorably with our competitors because of the features and performance of our various offerings, the ease of integration of our solutions with the technological infrastructures of both event planners as well as the venues and the incremental return on investment that our platform offers to our customers.

Customer Support

Our customer support organization is available to our event management subscription customers 24 hours per day, seven days per week and can be contacted via phone, email and the internet during the subscription period. We also provide similar support for CSN, mobile and survey customers during regular business days. As of December 31, 2012, we had more than 200 staff members dedicated to customer support and professional services in our locations in the United States and India. We also maintain an online knowledge database and utilize extensive video training that is available on-demand to our customers during the subscription period.

Intellectual Property

Our ability to protect our intellectual property, including our technology, is and will be an important factor in the success and continued growth of our business. We primarily protect our intellectual property through trade secrets, copyrights, trademarks and contracts.

Some of our technology relies upon third-party licensed intellectual property incorporated into our software solutions. We are not materially dependent upon these third-party providers.

We own U.S. registered trademarks for CVENT, CVENT.COM, REACH THE RESPONSE, CROWDCOMPASS and CROWDTORCH. We have pending trademark applications for CVENT, CROWDCOMPASS and CROWDTORCH in the European Union, Canada, Australia and China. In addition, TicketMob LLC, our subsidiary, owns U.S. registered trademarks for TICKETMOB, LAUGHSTUB, TUNESTUB and ELECTROSTUB. We also have one patent application pending in the United States.

We have also established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment-of-inventions agreements with employees, independent contractors, consultants and companies with which we conduct business.

For important additional information related to our intellectual property position, please review the information set forth in “Risk Factors—Risks Related to Our Business and Industry.”

Regulation

Although we do not believe that significant existing laws or government regulations adversely impact us, our business could be affected by different interpretations or applications of existing laws or regulations, future laws or regulations or actions by domestic or foreign regulatory agencies. Failure to comply with these and other laws and regulations may result in, among other consequences, administrative enforcement actions and fines, class action lawsuits and civil and criminal liability.

Many jurisdictions impose an obligation on any entity that holds personally identifiable information to adopt appropriate security to protect such data against unauthorized access, misuse, destruction, or modification. Many jurisdictions have enacted laws requiring holders of personal information to take certain actions in response to data breach incidents, such as providing prompt notification of the breach to affected individuals and government authorities. We have implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents. We have adopted a system security plan and security breach incident response plans to address our compliance with these laws.

For important information related to government regulation of our business, please review the information set forth in “Risk Factors—Risks Related to Our Business and Industry.”

Geographic Areas

For information with respect to our geographic markets, see note 13 to our consolidated financial statements included elsewhere in this prospectus.

Employees

As of May 31, 2013, we had approximately 1,300 full-time employees. Of that total, approximately 724 were based in Gurgaon, India; 456 were based in McLean, Virginia; and the remaining were in our various offices in Texas, California, Washington and Oregon. By department, 593 were in sales and marketing (of which

190 were dedicated to development of our proprietary databases), 246 in product development, 63 in technology operations, and 132 in general and administrative. None of our employees is represented by a labor organization or is a party to any collective bargaining arrangement. We have never had a work stoppage, and we consider our relationship with our employees to be good.

We are proud to offer a global exchange program for our employees, and we encourage our employees from all of our offices to take advantage of this opportunity to work overseas with their counterparts. In 2012, several employees from our U.S. offices spent between four and eight weeks each working in our India office, and a number of our employees from our India office participated in a similar exchange in our U.S. offices. We believe this program offers our employees the opportunity for exciting international travel while also providing valuable work experience, notwithstanding their age or tenure with the company. We further believe that this program helps us to foster efficient communication between offices and strengthens and unifies our corporate culture.

Facilities

We currently lease approximately 66,106 square feet of space for our corporate headquarters in McLean, Virginia under a lease agreement that expires in April 2014. We also lease approximately 42,000 square feet of space for our Gurgaon, India office under two lease agreements that expire in May 2014 and November 2015. Both of these offices are used for administrative, marketing, support and development operations. In connection with our sales efforts, we also lease office space in Austin, Texas; Portland, Oregon; Los Angeles, California; and London, England. We believe that our current facilities and planned expansion facilities will be adequate for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth.

Legal Proceedings

From time to time, we may become involved in legal proceedings in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers including their ages as of July 1, 2013:

Name	Age	Position(s)

Executive Officers:

Rajeev “Reggie” K. Aggarwal	43	President, Chief Executive Officer and Chairman of the Board of Directors, Class I Director

Peter L. Childs	50	Chief Financial Officer

Charles V. Ghoorah	43	Executive Vice President of Sales and Marketing

David Quattrone	40	Chief Technology Officer

Lawrence J. Samuelson	43	Vice President, General Counsel and Corporate Secretary

Dwayne J. Sye	39	Chief Information Officer

Non-Employee Directors:

Sanju K. Bansal(1)(2)	47	Class II Director

Tony Florence(1)(3)	44	Class III Director

Jeffrey Lieberman(2)(3)	39	Class III Director

Kevin T. Parker(2)(3)	53	Class I Director

Other Key Employees:

Manjula R. Aggarwal		Senior Vice President of Client Services

Brian Ludwig		Senior Vice President of Sales

Bharet Malhotra		Senior Vice President of Sales

(1)	Member of the nominating and governance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

Executive Officers

Reggie K. Aggarwal is the founder of our company and has served as our President, Chief Executive Officer and the Chairman of our board of directors since our inception in 1999. Mr. Aggarwal received a bachelor of science degree from the University of Virginia, a juris doctor degree from Washington and Lee University and a master of laws degree from Georgetown University. The board of directors believes that Mr. Aggarwal’s knowledge of our company as our founder allows him to make valuable contributions to the board of directors.

Peter L. Childs is our Chief Financial Officer. Prior to joining Cvent in November 2012, Mr. Childs was the Chief Accounting Officer and Controller at Towers Watson & Co., a human capital and financial management consulting firm from 1999 to 2012. Prior to joining Towers Watson, Mr. Childs served as the vice president of finance and treasurer at HCR Manor Care. Mr. Childs received a bachelor of science degree from Brigham Young University and a master of business administration degree from George Washington University.

Charles V. Ghoorah is a co-founder of our company. From 1999 to 2002, he served as our Senior Vice President of Sales and Marketing, and from 2003 to present, he has served as our Executive Vice President of Sales and Marketing. Prior to joining Cvent, Mr. Ghoorah was an associate with Hale & Dorr, an associate director with the Advisory Board Company and an attorney with Williams & Connolly. Mr. Ghoorah received bachelor of arts, master of arts and juris doctor degrees from Duke University.

David Quattrone is a co-founder of our company. From 1999 to 2002, he served as the Director of Product Development; from 2003 to 2008, he served as the Vice President of Product Development; and from 2008 to present, he has served as the Chief Technology Officer. Prior to joining Cvent, Mr. Quattrone worked at First Consulting Group, E.J. Bell Systems and co-founded Network Resources Group. Mr. Quattrone received bachelor of science degrees in electrical engineering and economics from the University of Pennsylvania and a master of business administration degree from the University of Maryland.

Lawrence J. Samuelson became our Vice President, General Counsel and Corporate Secretary in June 2013. Prior to joining Cvent, from 2011 through 2013, Mr. Samuelson served as the Vice President, Deputy General Counsel and Corporate Secretary of NeuStar, Inc., an information services and analytics company. From 2009 through 2010, Mr. Samuelson was the Assistant General Counsel and Assistant Secretary of DynCorp International, Inc., a government contractor. From 2008 through 2009, he served as the Deputy General Counsel of Enterra Solutions, LLC, a SaaS start-up. He was also an associate at Fried Frank Harris Shriver and Jacobson. Mr. Samuelson received a bachelor of arts degree from Tufts University, a master of international affairs from Columbia University and a juris doctor degree from Boston University.

Dwayne J. Sye is a co-founder of our company. From 1999 to 2002, he served as the Director of Technology; from 2003 to 2008, he served as the Vice President of Technology; and from 2008 to present, he has served as the Chief Information Officer. Prior to joining Cvent, Mr. Sye was a consultant with MicroStrategy and Ernst & Young. Mr. Sye received a bachelor of science degree in engineering from the University of Pennsylvania.

Non-Employee Directors

Sanju K. Bansal has served as a director of our company since November 1999. Mr. Bansal has served in various executive leadership positions with MicroStrategy Incorporated since 1990. He has held the titles of executive vice president since 1993 and chief operating officer from 1994 to 2012, and has served as a member of Microstrategy Incorporated’s board of directors since 1997. Mr. Bansal has served as the vice chairman of the MicroStrategy Incorporated board of directors since November 2000. Prior to joining MicroStrategy, Mr. Bansal was a consultant at Booz Allen Hamilton, a worldwide technical and management consulting firm, from 1987 to 1990. Mr. Bansal serves as a member of the board of directors of The Advisory Board Company, a research services company listed on the Nasdaq Global Select Market. He received a bachelor of science degree in electrical engineering from the Massachusetts Institute of Technology and a master of science in computer science degree from the Johns Hopkins University. The board of directors believes that Mr. Bansal’s experience in working with entrepreneurial companies and his particular familiarity with technology companies allow him to make valuable contributions to the board of directors.

Tony Florence has served as a director of our company since July 2011. Mr. Florence is a General Partner of the venture capital firm New Enterprise Associates, or NEA, which he joined in 2008. He co-leads NEA’s Venture Growth Equity investment practice as well as the firm’s Consumer Internet effort. Mr. Florence currently serves as a director of several private companies. Prior to joining NEA, Mr. Florence was a Managing Director at Morgan Stanley and was Head of Technology Banking in New York, and was also a member of the North American Management Committee for investment banking. Mr. Florence received a bachelor of arts degree in economics and a master of business administration degree from Dartmouth College. The board of directors believes that Mr. Florence’s broad investment experience in the technology industry allows him to make valuable contributions to the board of directors.

Jeffrey Lieberman has served as a member of our board of directors since July 2011. Mr. Lieberman is a Managing Director of the venture capital firm Insight Venture Management, LLC, or Insight, where he has been employed since June 1998. Prior to joining Insight, Mr. Lieberman was a management consultant at the New York office of McKinsey & Company, where he focused on strategic and operating issues in the financial services, technology and consumer products industries. Mr. Lieberman currently serves as a director of

Shutterstock, Inc., a public company, and as a director of several private companies. Mr. Lieberman holds a bachelor of applied science degree in systems engineering and a bachelor of arts degree in economics from the University of Pennsylvania. The board of directors believes that Mr. Lieberman’s broad investment experience in the technology industry allows him to make valuable contributions to the board of directors.

Kevin T. Parker has been a director since July 2013. Mr. Parker is a co-Founder and managing principal of Bridge Growth Partners. Bridge Growth Partners, LLC is a structured growth-oriented private equity firm that focuses on investments in the technology and financial services sectors. Mr. Parker served as President and Chief Executive Officer of Deltek, Inc., a provider of enterprise software applications, from June 2005 to December 2012 and as Chairman of the board of directors of Deltek from April 2006 to December 2012. As Deltek’s Chief Executive Officer, Mr. Parker was named Ernst & Young Entrepreneur of the Year 2012 in the software services category in Greater Washington, D.C. Prior to joining Deltek, Mr. Parker served as Co-President of PeopleSoft, Inc., an enterprise application software company, from October 2004 to December 2004, as Executive Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft from January 2002 to October 2004, and as Senior Vice President and Chief Financial Officer of PeopleSoft from October 2000 to December 2001. Prior to joining PeopleSoft, Mr. Parker served as Senior Vice President and Chief Financial Officer from 1999 to 2000 at Aspect Communications Corporation, a customer relationship management software company. Mr. Parker currently serves as Chairman of the board of directors of Polycom, Inc., a publicly-traded provider of unified communications and collaboration solutions for voice and video collaboration. Mr. Parker holds a bachelor of science degree in accounting from Clarkson University and sits on its board of trustees. The board of directors believes that Mr. Parker’s experience as an audit committee financial expert and a recognized technology industry leader with significant senior management and operational experience allows him to make valuable contributions to the board of directors.

Other Key Employees

Manjula R. Aggarwal has been with our company since 2000. From 2000 to 2001, she served as the Senior Manager of Client Services; from 2001 to 2004, she served as the Director of Client Services; from 2004 to 2007, she served as the Vice President of Client Services; and from 2007 to present she has served as the Senior Vice President of Client Services. Prior to joining Cvent, Ms. Aggarwal worked as a manager for Ernst & Young Consulting Services. Ms. Aggarwal received a bachelor of science from Virginia Polytechnic Institute and State University and a master of science degree from George Mason University. Ms. Aggarwal is the sister of our President and Chief Executive Officer, Mr. Aggarwal.

Brian Ludwig has been with our company since 2000. From 2000 to 2005, he served as a Sales Executive; from 2005 to 2007, he served as a Director of Sales; from 2007 to 2012, he served as a Vice President of Sales; and he currently serves as a Senior Vice President of Sales. Mr. Ludwig oversees the sales for our event and mobile divisions. Prior to joining Cvent, Mr. Ludwig worked as a sales director for Lutron Electronics, Inc. Mr. Ludwig received a bachelor of business administration degree from Emory University and a master of business administration degree from the University of Maryland.

Bharet Malhotra has been with our company since 2000. From 2000 to 2005, he served as a Sales Executive; from 2005 to 2007, he served as a Director of Sales; from 2007 to 2012, he served as a Vice President of Sales; and he currently serves as a Senior Vice President of Sales. Mr. Malhotra oversees the sales for our CSN division, account management and ticketing divisions. Prior to joining Cvent, Mr. Malhotra worked as a manager for WorldCom and as an investment banker for Salomon Smith Barney. Mr. Malhotra received a bachelor of science degree from Duke University.

Board Composition

Pursuant to a Voting Agreement dated July 15, 2011, among us and certain holders of our common and preferred stock, Messrs. Florence and Lieberman were appointed to our board of directors by certain of our stockholders. Mr. Florence was designated by NEA and its affiliates, and Mr. Lieberman was designated by Insight and its affiliates.

Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2014, 2015 and 2016, respectively. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors.

Our board of directors currently consists of five members. Two are Class I directors and will serve until our annual meeting of stockholders in 2014. One is a Class II director and will serve until our annual meeting of stockholders in 2015. Two are Class III directors and will serve until our annual meeting of stockholders in 2016.

Director Independence

Upon the completion of this offering, our common stock will be listed on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period after completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Bansal, Florence, Lieberman and Parker, representing four of our five directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. In making these determinations, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

Our audit committee consists of Messrs. Florence, Lieberman and Parker, with Mr. Parker serving as chairman. In accordance with our audit committee charter, after this offering, our audit committee will: oversee our corporate accounting and financial reporting processes and our internal controls over financial reporting; evaluate the independent public accounting firm’s qualifications, independence and performance; engage and provide for the compensation of the independent public accounting firm; approve the retention of the independent public accounting firm to perform any proposed permissible non-audit services; review our consolidated financial statements; review our critical accounting policies and estimates and internal controls over financial reporting; and discuss with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. We believe that our audit committee members meet the requirements for financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange as well as SEC rules and regulations. In addition, the board of directors has determined that Mr. Parker is qualified as an audit committee financial expert within the meaning of SEC regulations. We have made this determination based on information received by our board of directors, including questionnaires provided by the members of our audit committee.

Compensation Committee

Our compensation committee consists of Messrs. Bansal, Lieberman and Parker, with Mr. Lieberman serving as chair. In accordance with our compensation committee charter, after this offering, our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our equity-based incentive plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our board of directors had not established a compensation committee prior to December 31, 2012, as such all members of our board of directors participated in deliberations concerning 2012 executive officer compensation.

Nominating and Governance Committee

Our nominating and governance committee consists of Messrs. Bansal and Florence with Mr. Bansal serving as chairman. In accordance with our nominating and governance committee charter, after this offering, our nominating and governance committee will: recommend to the board of directors nominees for election as directors, and meet as necessary to review director candidates and nominees for election as directors; recommend members for each committee of the board; oversee corporate governance standards and compliance with applicable listing and regulatory requirements; develop and recommend to the board governance principles applicable to the company; and oversee the evaluation of the board and its committees. We believe that the composition of our nominating and governance committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal controls over financial reporting, corporate opportunities and confidentiality requirements.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an executive officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

None of our non-employee directors is currently compensated for service on the board of directors. In July 2013, we adopted a non-employee director compensation policy that will become effective upon the closing of this offering. Under the new policy:

•	Initial Equity Award. Each person who first becomes a non-employee director will be granted an award of restricted stock with a target value of $100,000.

•	Annual Equity Award. Each non-employee director may be granted an award of equity on the date of the annual meeting of stockholders.

•	Annual Cash Retainer. Each non-employee director will receive an annual cash retainer of $35,000.

•	Audit Committee Chairperson Retainer Fee. Any non-employee director serving as the chairperson of the audit committee will receive an annual cash retainer of $25,000.

•	Committee Member Fee. Each non-employee director serving as a member of the audit, compensation or nominating and governance committee will receive an annual cash retainer of $5,000.

For the purposes of this policy, none of Messrs. Bansal, Florence or Lieberman shall be deemed to be a non-employee director, until they no longer directly or indirectly beneficially own 5% or more of the outstanding shares of our capital stock. Accordingly, none of these three directors will be compensated for service on the board of directors unless and until their beneficial ownership falls below this percentage level.

We also reimburse director expenses for attending meetings of the board of directors.

Limitations on Director and Officer Liability and Indemnification

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation and our bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions contained in our certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary information concerning compensation for the following persons: (i) all persons serving as our principal executive officer during 2012 and (ii) up to two of the most highly compensated of our other executive officers who received compensation during 2012 of at least $100,000 and who were executive officers on December 31, 2012. We refer to these persons as our “named executive officers” elsewhere in this prospectus. The following table includes all compensation earned by the named executive officers for the respective periods, regardless of whether such amounts were actually paid during the period.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)	Total ($)

Reggie K. Aggarwal	2012	$365,796	$97,020	—	$803	$463,619
President and Chief Executive Officer

Charles V. Ghoorah	2012	225,750	44,100	$148,815	—	418,665
Executive Vice President of Sales and Marketing

David Quattrone	2012	277,853	52,924	—	1,106	331,883
Chief Technology Officer

(1)	Amounts represent annual performance incentive payments, or prorated portions, awarded by our board of directors.

Outstanding Equity Awards at December 31, 2012

The following table shows outstanding option awards held by the named executive officers as of December 31, 2012. No named executive officer held unvested stock awards as of December 31, 2012.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price($)	Option Expiration Date
Name	Exercisable	Unexercisable
Reggie K. Aggarwal(1)	—	424,250	$1.80	03/11/2021
Charles V. Ghoorah(2)	—	185,871	1.80	03/11/2021
David Quattrone(2)	—	147,194	1.80	03/11/2021

(1)	This option has been amended to include an early exercise feature. In June 2012, Reggie K. Aggarwal effected the early exercise feature. As a result, Mr. Aggarwal owns the shares represented by this option, subject to our right of repurchase. This right of repurchase lapses as to 50% of the total shares subject to the award on February 1, 2013 and 25% of the total shares subject to the award on each of February 1, 2014 and 2015, in each case subject to Mr. Aggarwal’s continued service as of such date.
(2)	50% of the total shares subject to this option vest on February 1, 2013. 25% of the total shares subject to this option vest on each of February 1, 2014 and 2015, in each case subject to the executive’s continued service as of such date.

Notwithstanding the foregoing, as a condition to the July 2011 sale of our Series A Convertible Preferred Stock to certain investors, we entered into Stock Repurchase Agreements with each of our executive officers as well as certain other members of our management team. Prior to their expiration on July 15, 2013, these stock repurchase agreements provided us the right to repurchase a portion of our securities held by the stockholder at $7.80 per share upon termination of employment with cause or upon resignation without good reason, in each case as defined in the stock repurchase agreements. Pursuant to these agreements, as of December 31, 2012, we had the right to repurchase up to 1,202,497 shares of common stock held by Mr. Aggarwal (excluding unvested shares held pursuant to early exercises of option awards), 679,561 shares of common stock held by Mr. Ghoorah and 493,694 shares of common stock held by Mr. Quattrone. These agreements terminated in their entirety on July 15, 2013.

Potential Payments upon Termination or Change-In-Control

We believe that it is important to protect our named executive officers in the event of a change in control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change in control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders. As a result of these considerations by our board of directors, our option agreements with our named executive officers provide for certain vesting benefits in connection with a change in control of our company.

Potential Payments upon Termination or Change-In-Control

We are parties to option agreements with each of our named executive officers that provide for certain vesting benefits in connection with a change in control of our company. The key terms of our arrangements upon a change in control for these named executive officers are as follows:

Name	Amount
Reggie K. Aggarwal	$534,555	(1)(2)
Charles V. Ghoorah	$234,196	(1)(2)
David Quattrone	$185,463	(1)(2)

(1)	Represents the value of acceleration of vesting of 35% of the then-unvested shares of stock subject to an option granted on March 11, 2011 triggered by a change in control.

(2)	Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $9.00 per share of our common stock on December 31, 2012 and the exercise price of the option, multiplied by the number of accelerated shares. If calculated based on the estimated initial public offering price of $18.00 per share, the midpoint on the range on the cover of this prospectus, the value of the equity acceleration would have been as follows:

Change in control for Reggie K. Aggarwal	$1,202,749
Change in control for Charles V. Ghoorah	$526,944
Change in control for David Quattrone	$417,292

For purposes of these agreements, “change-in-control” means a change in ownership of our company that occurs on the date that any one person, or more than one person acting as a group, acquires, in a single transaction or a series of related transactions, ownership of our capital stock that, together with our capital stock held by such person, or more than one person acting as a group, constitutes more than 50% of the total voting power of our capital stock, except that any change in ownership of our capital stock as a result of a private placement of our capital stock that is approved by our board of directors will not be considered a change in control unless our board of directors affirmatively determines that such private placement shall be considered a change in control.

As a condition to the July 2011 sale of our Series A Convertible Preferred Stock to certain investors, we entered into Stock Repurchase Agreements with each of our executive officers as well as certain other members of our management team. Prior to their expiration on July 15, 2013, these stock repurchase agreements provided us the right to repurchase a portion of our securities held by the stockholder at $7.80 per share upon termination of employment with cause or upon resignation without good reason, in each case as defined in the stock repurchase agreements. Pursuant to these agreements, as of December 31, 2012, we had the right to repurchase up to 1,202,497 shares of common stock held by Mr. Aggarwal (excluding unvested shares held pursuant to early exercises of option awards), 679,561 shares of common stock held by Mr. Ghoorah and 493,694 shares of common stock held by Mr. Quattrone. These agreements terminated in their entirety on July 15, 2013.

Benefit Plans

2013 Equity Incentive Plan

On July 5, 2013, our board of directors adopted a 2013 Equity Incentive Plan (or the “2013 Plan”), and, on July 25, 2013, our stockholders approved it. The 2013 Plan is effective upon the later to occur of its adoption by our board of directors or the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, but is not expected to be used until after the completion of this offering. The 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of 3,866,716 shares of our common stock are expected to be reserved for issuance pursuant to the 2013 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under the 2013 Plan will also include (a) those shares reserved but unissued under the Stock Incentive Plan (or the “1999 Plan”) as of the effective date of the registration statement of which this prospectus forms a part and (b) shares returned to the 1999 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2013 Plan pursuant to (a) and (b) is 4,600,000 shares). The number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2014, equal to the least of:

•	4,000,000 shares;

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our board of directors or the compensation committee of our board of directors will administer the 2013 Plan. Subject to the provisions of the 2013 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under the 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2013 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2013 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the 2013 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. The 2013 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2013 Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2013 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2013 Plan will provide that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met.

Amendment, Termination. Our board of directors will have the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. The 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

Stock Incentive Plan

Our board of directors adopted our 1999 Plan in August 1999, and our stockholders approved it in March 2000. Our 1999 Plan was most recently amended in July 2011.

Authorized Shares. As of December 31, 2012, an aggregate of 15,854,691 shares of our common stock were reserved for issuance under our 1999 Plan. Our 1999 Plan provided for the grant of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights. As of December 31, 2012, options to purchase 3,290,039 shares of our common stock remained outstanding under our 1999 Plan.

Plan Administration. Our board of directors currently administers our 1999 Plan. Subject to the provisions of our 1999 Plan, the administrator has the power to interpret and administer our 1999 Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 1999 Plan. The administrator may, at any time, authorize the issuance of new awards for the surrender and cancellation of any outstanding award with the consent of a participant.

Options. Stock options may be granted under our 1999 Plan. The exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant, and the term of an incentive stock option may not exceed ten years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash or other consideration specified in the participant’s option agreement. The administrator may also offer to buy out an award previously granted for cash or shares.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 1999 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 1999 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or other consideration.

Restricted Stock. Restricted stock may be granted under our 1999 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Transferability of Awards. Our 1999 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in our capitalization, the number of shares reserved under our 1999 Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors.

Amendment, Termination. Our board of directors may amend our 1999 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent, except to the extent that such amendment is required or desirable so that any award intended to qualify as an incentive stock option complies with the Code or any rule or regulation promulgated or proposed thereunder. Upon completion of this offering, our 1999 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Transactions with Related Persons

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. Related persons include any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons. Related person transactions refers to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person, in each case subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended.

We expect that the policy will provide that in any related person transaction, our audit committee and board of directors shall consider all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director’s independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available. After considering all such facts and circumstances, our audit committee and board of directors shall determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or New York Stock Exchange listing requirements. The policies and procedures described in the foregoing for reviewing and approving related person transactions are not expected to be in writing. However, the charter for our audit committee provides that one of the committee’s responsibilities is to review and approve in advance any proposed related person transactions.

Each transaction described in “Transactions and Relationships with Directors, Officers and 5% Stockholders” was entered into prior to the adoption of our audit committee charter and the foregoing policy proposal. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those we could have obtained from unrelated third parties unless otherwise indicated.

Transactions and Relationships with Directors, Officers and 5% Stockholders

The following is a summary of related person transactions since January 1, 2010.

Sale of Series A Convertible Preferred Stock

In July 2011, we sold an aggregate of 17,418,807 shares of our Series A convertible preferred stock at a price of $7.80 per share for an aggregate price of approximately $135.9 million. At the time of such transaction, none of the members of our board of directors were affiliated with these purchasers. In connection with this transaction, certain purchasers of these shares obtained the right to appoint individuals to our board of directors. Accordingly, following the transaction, approximately 92% of the shares were sold to entities that became affiliated with members of our board of directors and holders of more than five percent of our voting securities. The following table summarizes these sales.

Purchaser	Shares of Series A Convertible Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with Insight Venture Management, LLC(1)	8,709,403	$67,933,336
Entities affiliated with New Enterprise Associates, Inc.(2)	7,299,146	$56,933,337

(1)	Consists of 5,705,024 shares purchased by Insight Venture Partners VII, L.P., 2,511,472 shares purchased by Insight Venture Partners (Cayman) VII, L.P., 360,860 shares purchased by Insight Venture Partners (Delaware) VII, L.P. and 132,047 shares purchased by Insight Venture Partners VII (Co-Investors), L.P. Entities affiliated with Insight Venture Management, LLC are holders of more than five percent of our voting securities, and Jeffrey Lieberman, a Managing Director of Insight Venture Management, LLC, is a member of our board of directors.
(2)	Consists of 7,296,582 shares purchased by New Enterprise Associates 13, L.P. and 2,564 shares purchased by NEA Ventures 2011, L.P. Entities affiliated with New Enterprise Associates, Inc. are holders of more than five percent of our voting securities, and Tony Florence, a General Partner of New Enterprise Associates, Inc., is a member of our board of directors.

Stock Repurchase Agreements

As a condition to the July 2011 sale of our Series A Convertible Preferred Stock to certain investors, we entered into Stock Repurchase Agreements with each of our executive officers as well as certain other members of our management team. Prior to their expiration on July 15, 2013, these stock repurchase agreements provided us the right to repurchase a portion of our securities held by the stockholder at $7.80 per share upon termination of employment with cause or upon resignation without good reason, in each case as defined in the stock repurchase agreements. Pursuant to these agreements, as of December 31, 2012, we had the right to repurchase up to 1,202,497 shares of common stock held by Mr. Aggarwal (excluding unvested shares held pursuant to early exercises of option awards), 679,561 shares of common stock held by Mr. Ghoorah, 493,694 shares of common stock held by Mr. Quattrone and 439,609 shares of common stock held by Mr. Sye, and 711,264 shares of common stock held by other of our employees subject to these agreements. These agreements terminated in their entirety on July 15, 2013.

Investors’ Rights Agreement

We entered into a second amended and restated investors’ rights agreement with certain stockholders in July 2011. This second amended and restated investors’ rights agreement, among other things:

•

grants our stockholders specified registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of convertible preferred stock and indemnifies each holder;

•

obligates us to deliver periodic financial statements to some of the stockholders who are parties to the second amended and restated investors’ rights agreement, including entities affiliated with Insight Venture Management, LLC and New Enterprise Associates, Inc.; and

•

grants a right of first refusal with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus, to some of the stockholders who are parties to the second amended and restated investors’ rights agreement, including entities affiliated with Insight Venture Management, LLC, New Enterprise Associates, Inc., Reggie K. Aggarwal and Sanju K. Bansal.

Voting Agreement

We entered into a voting agreement with certain stockholders in July 2011. The voting agreement, among other things:

•	provides for the voting of shares with respect to the constituency of our board of directors; and

•	provides for the voting of shares with respect to specified transactions approved by our board of directors and the requisite supermajority of holders of our outstanding stock.

The voting agreement will terminate upon completion of this offering.

Stockholders’ Agreement

We entered into a third amended and restated stockholders’ agreement with certain stockholders in July 2011. The third amended and restated stockholders’ agreement, among other things:

•	grants us rights of first refusal with respect to certain proposed transfers of our securities by stockholders; and

•	grants certain stockholders rights of first refusal and co-sale with respect to certain proposed transfers of our securities by stockholders.

The third amended and restated stockholders’ agreement will terminate upon completion of this offering.

Stock Repurchases

In July 2011, we repurchased shares of our common stock from the following related persons at a purchase price of $7.80 per share:

•	2,724,609 shares from Reggie K. Aggarwal, our chief executive officer, for gross proceeds to Mr. Aggarwal of $21.3 million;

•	718,374 shares from Charles V. Ghoorah, our executive vice president of sales and marketing, for gross proceeds to Mr. Ghoorah of $5.6 million;

•	526,118 shares from David Quattrone, our chief technology officer, for gross proceeds to Mr. Quattrone of $4.1 million;

•	526,018 shares from Thomas Kramer, our then-chief financial officer, for gross proceeds to Mr. Kramer of $4.1 million;

•	473,425 shares from Dwayne J. Sye, our chief information officer, for gross proceeds to Mr. Sye of $3.7 million;

•	700,830 shares directly from Sanju K. Bansal, one of our directors, for gross proceeds to Mr. Bansal of $5.5 million; and

•

432,141 shares held by entities affiliated with MicroStrategy Incorporated, or MicroStrategy, for gross proceeds of $3.4 million. At the time of the transaction, Mr. Bansal was the vice chairman, executive vice president, chief operating officer and secretary of MicroStrategy and was the beneficial owner of less than 5% of the outstanding Class A Common Stock of MicroStrategy. MicroStrategy originally acquired such shares in 2000 in exchange for licenses to MicroStrategy software provided to us.

Non-Employee Director Compensation Policy

We expect to enter into compensation arrangements with certain of our non-employee directors. See “Management—Director Compensation.”

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Director and Officer Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 16, 2013, referred to in the table below as the “Beneficial Ownership Date,” and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 33,613,213 shares of common stock outstanding as of the Beneficial Ownership Date and 39,213,213 shares of common stock outstanding after this offering. The percentage of beneficial ownership assuming the underwriters exercise their option in full to purchase additional shares of common stock is based on 40,053,213 shares of common stock outstanding after the offering and exercise of such option.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Cvent, Inc. 8180 Greensboro Dr., 9th Floor, McLean, VA 22102.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Reggie K. Aggarwal(1)	5,234,239	16%	5,234,239	13%	5,234,239	13%
Charles V. Ghoorah(2)	1,452,059	4	1,452,059	4	1,452,059	4
David Quattrone(3)	1,060,985	3	1,060,985	3	1,060,985	3
Sanju K. Bansal(4)	3,326,929	10	3,326,929	8	3,326,929	8
Tony Florence(5)	7,299,146	22	7,299,146	19	7,299,146	18
Jeffrey Lieberman(6)	8,709,403	26	8,709,403	22	8,709,403	22
Kevin T. Parker	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)(7)	28,019,809	83	28,019,809	71	28,019,809	70
Other Principal Stockholders:
Entities affiliated with Insight Venture Management, LLC(6)	8,709,403	26	8,709,403	22	8,709,403	22
Entities affiliated with New Enterprise Associates, Inc(5)	7,299,146	22	7,299,146	19	7,299,146	18

(1)	Includes (i) no shares subject to options that are immediately exercisable or exercisable within 60 days of the Beneficial Ownership Date; (ii) 212,125 shares held subject to a right of repurchase held by the Company pursuant to early exercise option agreements; (iii) 1,433,407 shares held by the Reggie Aggarwal Grantor Retained Annuity Trust (2011), of which Mr. Aggarwal is the sole trustee and has voting and investment control; and (iv) 1,250,000 shares held by the Reggie and Dharini Aggarwal Irrevocable Trust (2011), of which Dharini Aggarwal and Sanjeev Aggarwal are co-trustees and share voting and investment control.
(2)	Includes (i) 80,436 shares subject to options that are immediately exercisable or exercisable within 60 days of the Beneficial Ownership Date; and (ii) 127,500 shares held by the Charles V. Ghoorah Irrevocable Trust (2013), of which Robert Ghoorah and Karen Ghoorah are co-trustees and share voting and investment control.
(3)	Includes (i) 59,722 shares subject to options that are immediately exercisable or exercisable within 60 days of the Beneficial Ownership Date; and (ii) 125,000 shares held by the David C. Quattrone Irrevocable Trust (2013), of which Robyn Quattrone is the sole trustee and has voting and investment control.
(4)	Includes (i) no shares subject to options that are immediately exercisable or exercisable within 60 days of the Beneficial Ownership Date; and (ii) 335,331 shares held by the Sanjeev K. Bansal Grantor Retained Annuity Trust, of which Mr. Bansal is the sole trustee and has voting and investment control.
(5)	Consists of 7,296,582 shares of common stock held of record by New Enterprise Associates 13, L.P. (“NEA 13”) and 2,564 shares of common stock held of record by NEA Ventures 2011, L.P. (“Ven 2011”). NEA Partners 13, L.P. (“NEA Partners 13”) is the sole general partner of NEA 13, and NEA 13 GP, LTD (“NEA 13 LTD”) is the sole general partner of NEA Partners 13. The individual Directors (collectively, the “Directors”) of NEA 13 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, David M. Mott, Scott D. Sandell, Ravi Viswanathan and Harry R. Weller. The Directors share voting and dispositive power with regard to the shares directly held by NEA 13. Karen P. Welsh, the general partner of Ven 2011, shares voting and dispositive power with regard to the shares held by Ven 2011. The principal business address of the entities affiliated with New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(6)	Consists of (i) 5,705,024 shares owned by Insight Venture Partners VII, L.P.; (ii) 2,511,472 shares owned by Insight Venture Partners (Cayman) VII, L.P.; (iii) 132,047 shares owned by Insight Venture Partners VII (Co-Investors), L.P.; and (iv) 360,860 shares owned by Insight Venture Partners (Delaware) VII, L.P. Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of Insight Venture Associates VII, Ltd. (“IVA Ltd”). IVA Ltd is the general partner of Insight Venture Associates VII, L.P. (“IVP LP”), which is the general partner of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P. and Insight Venture Partners VII (Co-Investors), L.P. (collectively, “Fund VII”). Each of Jeffrey Horing, Deven Parekh and Peter Sobiloff is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh and Sobiloff are members of the board of managers of Holdings, Holdings is the sole shareholder of IVA Ltd and IVA LP is the general partner of Fund VII, Messrs. Horing, Parekh and Sobiloff have voting and dispositive power over the Cvent shares noted below. The foregoing is not an admission by Holdings, IVA Ltd or IVA LP that it is the beneficial owner of the shares held by Fund VII.
(7)	Includes (i) 197,988 shares subject to options that are immediately exercisable or exercisable within 60 days of the Beneficial Ownership Date; (ii) 212,125 shares held subject to a right of repurchase held by the Company pursuant to early exercise option agreements; and (iii) 3,271,238 shares held by trusts, of which a director or executive officer is a trustee and has voting and investment control.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary and reflects the expected terms of our amended and restated certificate of incorporation and bylaws to be effective upon completion of this offering. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock with a $0.001 par value per share, and 100,000,000 shares of preferred stock with a $0.001 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 31, 2013, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been 33,067,164 shares of common stock, excluding 329,931 shares underlying stock options that have been early exercised and remain subject to vesting, issued and outstanding, held of record by 139 stockholders.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Effect of Certain Provisions of Our Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

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Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Calling of Special Meetings of Stockholders. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

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Board Classification. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

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Limits on Ability of Stockholders to Act by Written Consent. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

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Amendment of Certificate of Incorporation and Bylaws. The amendment of the above provisions of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Call a Special Meeting

Our bylaws provide that special meetings of the stockholders may be called only by the board of directors or a committee of the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Registration Rights

We and the holders of our existing preferred stock have entered into a second amended and restated investor rights agreement, or investor rights agreement. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our convertible preferred stock in connection with our initial public offering.

Demand Registration Rights

At any time beginning upon the expiration of the lock-up period following this offering, as described below under “Underwriting—Lock-Up Agreements,” the holders of at least 40% of the shares issuable upon conversion of our convertible preferred stock in the aggregate have the right to demand that we file up to a total of two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use our best efforts to effect the registration as soon as possible. An aggregate of shares of common stock will be entitled to these demand registration rights.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our convertible preferred stock and some holders of shares of our common stock will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of 33,031,251 shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, certain holders of shares of our common stock will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense. This registration on Form S-3 is subject to specified conditions and limitations, including that such requested registration has an anticipated aggregate offering size to the public of at least $1.0 million and we have not already effected two registrations on Form S-3 within the preceding twelve-month period and subject to other specified conditions and limitations. An aggregate of 33,031,251 shares of common stock will be entitled to these Form S-3 registration rights.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the second amended and restated investors’ rights agreement will terminate upon the earlier of: (i) such date on or after the closing of our first registered public offering of common stock, on which all shares of registrable securities held may be immediately sold under Rule 144 of the Securities Act during any ninety-day period and (ii) upon the fifth anniversary of the closing of this offering.

Listing on the New York Stock Exchange

We have applied to list our common stock on the New York Stock Exchange under the symbol “CVT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

SHARES ELIGIBLE FOR FUTURE SALE

We will have 38,667,164 shares of common stock outstanding after the completion of this offering based on the number of shares outstanding on March 31, 2013 and assuming no exercise of outstanding options after such date (39,507,164 shares if the underwriters exercise their option in full). Of those shares, the 5,600,000 shares of common stock sold in the offering (6,440,000 shares if the underwriters exercise their option in full) will be immediately freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 33,067,164 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the lock-up agreements described below, and assuming the underwriters do not release any stockholders from these agreements, the restricted shares of our common stock will be available for sale in the public market as follows:

•	no shares will be eligible for sale immediately upon completion of this offering;

•

approximately 33,027,765 shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders beginning 180 days after the date of this prospectus, subject to extension in certain circumstances; and

•

approximately 39,399 additional shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (386,672 shares immediately after this offering or 395,072 shares if the underwriters’ option is exercised in full); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

Form S-8 Registration Statement

Promptly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1999 and 2013 equity incentive plans. Shares covered by this registration statement shall be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 180 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

We, all of the executive officers and directors, and certain stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, as set forth in the section entitled “Underwriting.”

Certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax (and, to the limited extent set forth below, estate tax consequences) of the ownership and disposition of our common stock issued pursuant to this offering to non-U.S. holders. This summary does not purport to be a complete analysis of all of the potential tax considerations relating thereto. It is based upon the provisions of the Internal Revenue Code of 1986 as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary does not address tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•

persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or who are deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal income, estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are person (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not currently intend to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will be treated as a tax-free return of your adjusted basis in our common stock, and then as gain from the sale of stock subject to the tax treatment below in “gain on disposition of common stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate, you must provide us with an IRS Form W-8BEN or other applicable IRS Form W-8 including a U.S. taxpayer identification number and certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Treasury regulations or the applicable income tax treaty will provide rules to determine whether dividends paid to an entity should be treated as paid to the entity or the entity’s owners. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so requires, attributable to a permanent establishment maintained by you in the U.S.) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Dividends that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if an income tax treaty so requires, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty so requires, attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty with respect to its effectively connected earnings and profits attributable to such gain and other income. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld with respect to such dividends, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or proceeds of the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a United States person as defined under the Code.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS in a timely manner.

Legislation and Guidance Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

Legislation commonly referred to as “FATCA” generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under final Treasury regulations, any obligation to withhold from payments made to a foreign financial institution or a foreign non-financial entity under the new legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated as follows:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities LLC
Needham & Company, LLC

Total	5,600,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale and their right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 840,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 840,000 shares of common stock.

	Per Share		Total
			No Exercise		Full Exercise

Public offering price	$		$		$

Underwriting discounts and commissions paid by us		$		$		$

Proceeds, before expenses, to us		$		$		$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.6 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “CVT.”

We, all of the executive officers, directors, holders of over 99% of our outstanding stock and other equity securities outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock other than a registration statement on Form S-8 with respect to our 2013 Equity Incentive Plan and 1999 Plan described in this prospectus.

The lock-up restrictions described in the foregoing do not apply to us, our directors, officers and other holders of our outstanding stock, stock options and warrants with respect to, among other things:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or other convertible security outstanding on the date of this prospectus; provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period and for any issuance thereafter any public reports or filings reporting the transaction that shall be required or shall be voluntarily made in respect of the issuance during the remainder of the restricted period shall include an appropriate footnote clearly indicating that the filing relates to the exercise of a stock option, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up;

•

the issuance by us of shares of common stock or other securities convertible into or exercisable for shares of our common stock pursuant to any employee benefit plan that has been described in this prospectus;

•

sale or issuance or entry into an agreement providing for the issuance by us of shares of our common stock or any security convertible into or exercisable for shares of our common stock in connection with the acquisition by us of one or more business, products or technologies (whether by means of merger, stock purchase, asset purchase or otherwise) or in connection with joint ventures or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided, that the aggregate number of shares of our common stock that we may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of our common stock issued and outstanding on the date immediately following the completion of this offering (as well as any issuance and sale of any option exercised by the underwriters); and provided further, that any such securities issued shall be subject to transfer restrictions substantially similar to those applicable to our stockholders;

•

the approval of by us or the establishment of trading plans by our stockholders pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock by our stockholders; provided that such plan does not provide for the transfer of common stock during the restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

the disposition of shares of common stock to us or the withholding of shares of common stock by us in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due with respect to the vesting of restricted stock or restricted stock units, insofar as such restricted stock or restricted stock units is or are outstanding on the date of this prospectus and provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period;

•

transfers to us in connection with the repurchase of shares of our common stock issued pursuant to employee benefit plans disclosed in this prospectus or pursuant to agreements pursuant to which such shares of our common stock were issued; or

•

transfers to us in connection with the repurchase of shares of our common stock issued pursuant to our exercise of certain contractual rights contained in Stock Restriction Agreements dated July 15, 2011 by and between us and certain of our executive officers and employees; provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period and for any issuance thereafter any public reports or filings reporting the transaction that shall be required or shall be voluntarily made in respect of the issuance during the remainder of the restricted period shall include an appropriate footnote clearly indicating that the filing relates to an award pursuant to our stock plans, that no shares were sold by the reporting person and that the shares or other securities received are subject to a lock-up.

In addition, the lock-up restrictions described in the foregoing do not apply solely to our directors, officers and other holders of our outstanding stock, stock options and warrants with respect to, among other things:

•

transfers of shares of common stock or any security convertible into common stock as (i) a bona fide gift, (ii) by will or intestacy to any trust for the direct or indirect benefit of the undersigned or any spouse, domestic partner, parent, sibling, child or grandchild of the stockholder, or (iii) if the holder is a corporation, partnership, limited liability company, trust or other business entity, distributions of shares of common stock or any security convertible into common stock to partners, members, or stockholders of the holder or to another corporation, partnership or other business entity that controls, is controlled by or managed by or is under common control of the holder; provided that in the case of any such transfer or distribution, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer, such transfer involves no disposition for value and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in respect of the transfer or distribution during the 180-day restricted period; or

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions during the restricted period.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

As described below under “Directed Share Program,” any participants in the Directed Share Program shall be subject to a 180-day lock-up with respect to any shares of common stock sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved five percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Cvent. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Cvent, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP, New York, NY.

EXPERTS

The consolidated financial statements and schedule of Cvent, Inc. and subsidiaries as of December 31, 2011 and 2012 and for each of the years in the two-year period ended December 31, 2012, have been included herein and in the registration statement in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering pursuant to this prospectus. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

CVENT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Cvent, Inc.:

We have audited the accompanying consolidated balance sheets of Cvent, Inc. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cvent, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia

April 29, 2013, except as to the third paragraph in

Note 14 to the consolidated financial

statements, which is as of August 5, 2013

CVENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$18,150	$16,850
Restricted cash	—	455
Short-term investments	8,335	9,320
Accounts receivable, net of reserve of $326 and $505, respectively	17,620	29,081
Prepaid expense and other current assets	4,240	3,128
Deferred tax assets	419	2,486

Total current assets	48,764	61,320

Property and equipment, net	4,939	6,756
Capitalized software development costs, net	4,269	5,428
Intangible assets, net	—	3,919
Goodwill	—	12,505
Deferred tax assets, non-current	469	102

Total assets	$58,441	$90,030

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$412	$3,272
Accrued and other current liabilities	7,484	13,921
Deferred revenue	37,293	51,554

Total current liabilities	45,189	68,747
Deferred tax liabilities, non-current	—	2,134
Other liabilities, non-current	1,086	419

Total liabilities	46,275	71,300

Commitments and contingencies (Note 11)

Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value, 69,675,300 shares authorized and 17,418,807 issued and outstanding	17	17
Common stock, $0.001 par value; 223,700,000 and 154,492,987 shares authorized, 15,665,416 and 15,901,183 issued and 15,652,261 and 15,380,969 outstanding at December 31, 2011 and 2012, respectively	16	16
Treasury stock	(16)	(3,966)
Additional paid-in capital	36,200	42,409
Accumulated deficit	(24,051)	(19,746)

Total stockholders’ equity	12,166	18,730

Total liabilities and stockholders’ equity	$58,441	$90,030

See accompanying notes to the consolidated financial statements

CVENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended December 31,
	2011	2012
Revenue	$60,854	$83,474
Cost of revenue(1)	16,660	20,573

Gross profit	44,194	62,901
Operating expenses:
Sales and marketing(1)	29,305	35,873
Research and development(1)	4,172	7,605
General and administrative(1)	8,422	11,523

Total operating expenses	41,899	55,001

Income from operations	2,295	7,900
Interest income	270	811

Income from operations before income tax expense	2,565	8,711
Provision for income taxes	2,749	4,406

Net income (loss)	$(184)	$4,305

Net income (loss) per common share:
Basic	$(0.01)	$0.13

Diluted	$(0.01)	$0.12

Weighted average common shares outstanding—basic	16,757,527	33,167,358
Weighted average common shares outstanding—diluted	16,757,527	34,790,637

(1) Stock-based compensation expense included in the above:
Cost of revenue	$690	$762
Sales and marketing	2,376	2,895
Research and development	373	539
General and administrative	512	1,010

Total	$3,951	$5,206

See accompanying notes to the consolidated financial statements

CVENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands except share data)

	Series B-1 redeemable convertible preferred stock		Series B-2 redeemable convertible preferred stock		Series A redeemable convertible preferred stock		Series A convertible preferred stock		Common stock		Treasury stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2011	5,421,875	$14,982	9,508,789	$10,818	190,000	$716	—	—	16,642,766	$17	(13,155)	(16)	—	$(16,155)	$10,362
Exercise of restricted shares	—	—	—	—	—	—	—	—	1,090,988	1	—	—	12	—	13
Preferred stock accretion	—	7,301	—	(401)	—	15	—	—	—	—	—	—	(12)	(6,903)	—
Repurchase of preferred stock	(19,531)	(80)	(554,298)	(641)	—	—	—	—	—	—	—	—	—	(809)	(1,530)
Conversion of preferred stock to common stock	(5,402,344)	(22,203)	(8,954,491)	(9,776)	(190,000)	(731)	—	—	14,926,832	15	—	—	32,695	—	—
Issuance of preferred stock, net of transaction costs	—	—	—	—	—	—	17,418,807	$17	—	—	—	—	135,006	—	135,023
Repurchase of common stock	—	—	—	—	—	—	—	—	—	—	(17,418,695)	(135,866)	—	—	(135,866)
Retirement of common stock	—	—	—	—	—	—	—	—	(17,418,695)	(17)	17,418,695	135,866	(135,849)	—	—
Exercise of stock options and warrants	—	—	—	—	—	—	—	—	423,525	—	—	—	397	—	397
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	3,951	—	3,951
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(184)	(184)

Balance at December 31, 2011	—	—	—	—	—	—	17,418,807	17	15,665,416	16	(13,155)	(16)	36,200	(24,051)	12,166
Stock issued for Seed Labs acquisition	—	—	—	—	—	—	—	—	116,925	—	—	—	935	—	935
Repurchase of common stock	—	—	—	—	—	—	—	—	—	—	(507,059)	(3,950)	—	—	(3,950)
Exercise of stock options	—	—	—	—	—	—	—	—	118,842	—	—	—	68	—	68
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	5,206	—	5,206
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	4,305	4,305

Balance at December 31, 2012	—	—	—	—	—	—	17,418,807	$17	15,901,183	$16	(520,214)	$(3,966)	$42,409	$(19,746)	$18,730

CVENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2011	2012
Operating activities:
Net income (loss)	$(184)	$4,305
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,917	5,446
Bad debt expense	180	344
Foreign currency transaction loss	68	—
Stock-based compensation expense	3,951	5,206
Change in deferred taxes	175	434
Change in operating assets and liabilities:
Accounts receivable, net	(3,357)	(9,618)
Prepaid expenses and other assets	(1,447)	(587)
Accounts payable, accrued and other liabilities	3,376	4,486
Deferred revenue	7,931	13,565

Net cash provided by operating activities	14,610	23,581

Investing activities:
Purchase of property and equipment and capitalized software development costs	(5,396)	(8,118)
Purchase of short-term investments	(6,271)	(986)
Acquisitions, net of cash acquired	—	(12,460)
Restricted cash	—	(455)

Net cash used in investing activities	(11,667)	(22,019)

Financing activities:
Repurchase of preferred and common stock	(137,055)	(3,950)
Proceeds from issuance of Series A preferred stock, net of transaction costs	135,023	—
Proceeds from exercise of stock options and warrants	56	1,088

Net cash used in financing activities	(1,976)	(2,862)

Effect of exchange rate changes on cash and cash equivalents	(68)	—

Increase (decrease) in cash and cash equivalents	899	(1,300)
Cash and cash equivalents, beginning of year	17,251	18,150

Cash and cash equivalents, end of year	$18,150	$16,850

Supplemental cash flow information:
Income taxes paid	$3,153	$3,207
Supplemental disclosure of non-cash investing and financing activities:
Change in accounts payable for purchase of property and equipment	$—	$102
Issuance of common stock in acquisition	$—	$935
Cashless exercise of common stock warrants	$341	$—

See accompanying notes to the consolidated financial statements

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

1. Description of Business

Cvent, Inc. (the “Company”) was incorporated on August 20, 1999 in the State of Delaware. The Company provides a cloud-based enterprise event management platform with solutions for both sides of the events and meetings value chain: (i) event and meeting planners and (ii) hotels and venues. The Company’s integrated, cloud-based solution addresses the entire event lifecycle by allowing event and meeting planners to organize, market and manage their meetings, conferences, tradeshows and other events. The Company’s online marketplace connects event planners and venues through its vertical search engine that accesses its proprietary database of detailed hotel and venue information. The combination of these solutions creates an integrated platform that allows the Company to generate revenue from both sides of the events and meetings value chain.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management include estimated useful lives of property and equipment, application of appropriate revenue recognition standards, allowances for doubtful accounts, valuation of deferred tax assets, stock-based compensation, income taxes and legal and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates and assumptions.

(c) Cash and Cash Equivalents

Highly liquid financial instruments purchased with original maturities of 90 days or less at the date of purchase are reported as cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Included in cash and cash equivalents are funds representing amounts reserved for the face value of registration fees or tickets sold on behalf of customers. While these cash accounts are not restricted as to their use, a liability for amounts due to customers under these arrangements has been recorded in accounts payable in the accompanying consolidated balance sheets. The Company had amounts due to customers of zero and $1,351 of these funds as of December 31, 2011 and 2012, respectively.

(d) Restricted Cash

Restricted cash includes amounts required to be held for specified purposes in India. The Company held zero and $455 of restricted cash as of December 31, 2011 and 2012, respectively.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

(e) Short-term Investments

The Company’s short-term investments consist of highly liquid financial instruments with original maturities greater than 90 days but less than one year. These short-term investments are comprised of certificates-of-deposit and are carried at fair value.

(f) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In reviewing outstanding receivables, management considers historical write-off experience, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote.

Bad debt expense during the years ended December 31, 2011 and 2012 was $180 and $344, respectively. The allowance for bad debt is consistent with actual historical write-offs; however, higher than expected bad debts may result in the future if write-offs are greater than the Company’s estimates. The Company does not have any off-balance-sheet credit exposure related to its customers.

No single customer accounted for more than 10% of the total accounts receivable as of December 31, 2011 and 2012, and no single customer accounted for more than 10% of revenue during the years ended December 31, 2011 and 2012.

(g) Revenue Recognition

The Company derives revenue from two primary sources: platform subscription-based solutions and marketing solutions. These services are generally provided under annual and multi-year contracts that are generally only cancellable for cause and revenue is generally recognized on a straight-line basis over the life of the contract. The Company recognizes revenue when all of the following conditions are met:

(i)	persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the solutions or services will be provided;

(ii)	delivery to customers has occurred or services have been rendered;

(iii)	the fee is fixed or determinable; and

(iv)	collection of the fees is reasonably assured.

The Company considers a signed agreement or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

The Company adopted the provisions of FASB ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables) with respect to its multiple-element arrangements entered into or significantly modified on or after January 1,

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

2011. ASU 2009-13 amends ASC 605-25 to eliminate the requirement that all undelivered elements have vendor-specific objective evidence (VSOE) or third-party evidence (TPE) of selling price before an entity can recognize the portion of an overall arrangement fee that is attributable to items that have already been delivered. The adoption of ASU 2009-13 did not have a material impact on the Company’s results of operations.

Platform Subscription Revenue

The Company generates the majority of its revenue through software-as-a-service (SaaS) subscriptions to the event management platform, pricing for which is subject to the features and functionality selected. No features or functionality within the subscription-based services have stand alone value from one another and, therefore, the entire subscription fee is recognized on a straight-line basis over the term of the subscription arrangement.

SaaS subscriptions may include functionality that enables customers to manage the registration of participants attending the customer’s event or events. In some cases, the negotiated fee for the subscription is based on a maximum number of event registrations permitted over the subscription term. At any time during the subscription term, customers may elect to purchase blocks of additional registrations, which are referred to as up-sells. The fees associated with the up-sells are added to the original subscription fee, and the revenue is recognized over the remaining subscription period. In other more limited cases, a customer may purchase additional registrations on a pay-as-you-go basis, which are referred to as overages. The revenue for overages is recognized as each additional registration is used by the customer. No portion of the subscription fee is refundable regardless of the actual number of registrations that occur. Other subscription-based solutions include the sale of mobile event apps as well as survey solutions, both of which are contracted through annual or multi-year agreements.

Subscription agreements do not provide customers with the right to take possession of the underlying software at any time.

Marketing Solutions Revenue

Marketing solutions revenue is generated through the delivery of various forms of advertising sold through annual or multi-year advertising contracts. Such solutions include prominent display of a customer’s venue within the Cvent Supplier Network, the Cvent Destination Guide or in various electronic newsletters. Pricing for the advertisements is based on the targeted geography, number of advertisements and prominence of the ad placement.

The Company enters into arrangements with multiple deliverables that generally include various marketing solutions that may be sold individually or bundled together and delivered over various periods of time. In such situations, the Company applies the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, No. 605-25, Revenue Recognition – Multiple Element Arrangements to account for the various elements within the marketing solution agreements delivered over the platform. Under such guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, the Company accounts for each deliverable separately and revenue is recognized ratably over the contractual period that the related advertising deliverable is provided. Annual marketing solutions on the Cvent Supplier Network are often sold separately, and, as such, all have standalone value.

Some one-time marketing solutions, which can run for a month, several months, or a year, are primarily sold in a package. In determining whether the marketing solutions sold in packages have standalone value, the

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

Company considers the availability of the services from other vendors, the nature of the solutions, and the contractual dependence of the solutions to the rest of the package. The Company has concluded that all of the marketing solutions in the packages included in multiple-deliverable arrangements executed have standalone value.

Revenue arrangements with multiple deliverables are divided into separate units of accounting and the arrangement consideration is allocated to all deliverables based on the relative selling price method. In such circumstances, the Company uses the selling price hierarchy of: (i) vendor specific objective evidence of fair value, or VSOE, if available, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of selling price. VSOE is limited to the price charged when the same element is sold separately by the Company. Due to the unique nature of some multiple deliverable revenue arrangements, the Company may not be able to establish selling prices based on historical stand-alone sales using VSOE or TPE; therefore the Company may use its best estimate to establish selling prices for these arrangements. The Company establishes the best estimates within a range of selling prices considering multiple factors including, but not limited to, factors such as size of transaction, customer demand and price lists.

(h) Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from platform subscription services or marketing solutions that are subsequently recognized when the revenue recognition criteria are met. The Company generally invoices customers in annual or quarterly installments.

(i) Cost of Revenue

The Company’s cost of revenue consists of employee-related expenses, including salaries, benefits and stock-based compensation related to providing support and hosting applications, costs of data center capacity, software license fees and amortization expense associated with capitalized software. In addition, the Company allocates a portion of overhead, such as rent, information technology costs, depreciation and amortization to cost of revenue based on headcount.

(j) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in operating income of the consolidated statements of income. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The estimated useful life of computer equipment and software is three years while the estimated useful lives of furniture and equipment is seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

(k) Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment—Overall. Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable from future undiscounted cash flows, the carrying amount of such assets is reduced to the lower of the carrying value or fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods. There was no impairment of long-lived assets during the years ended December 31, 2011 and 2012.

(l) Goodwill

As a result of the Company’s acquisitions in 2012 (Note 4), the Company recorded goodwill. Goodwill represents the excess of: (i) the aggregate of the fair value of consideration transferred in a business combination, over (ii) the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to annual impairment tests. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company adopted the provisions of ASU 2011-08 as of January 1, 2012.

The Company performs its annual impairment review of goodwill on November 30 and when a triggering event occurs between annual impairment tests. Based on the Company’s qualitative assessment, there was no indication of impairment as of December 31, 2012.

(m) Capitalized Software Development Costs

Costs to develop internal use software are capitalized and recorded as capitalized software in accordance with the provisions of FASB ASC Subtopic 350-40, Intangibles-Goodwill and Other Subtopic 40 Internal-Use Software on the balance sheet. These costs are amortized on a project-by-project basis using the straight-line method over the estimated economic life of the application, which is generally three years, beginning when the asset is substantially ready for use. Costs incurred during the preliminary development stage, as well as maintenance and training costs are expensed as incurred.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

(n) Research and Development

Research and development expenses consist primarily of personnel and related expenses for the Company’s research and development staff, including salaries, benefits, bonuses and stock-based compensation and the cost of certain third-party contractors. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred.

(o) Sales Commissions

Sales commissions are the costs directly associated with platform subscription and marketing solutions contracts with customers and consist of commissions paid to the Company’s direct sales force. Sales commissions are expensed when incurred as a component of sales and marketing expense and are generally paid one month in arrears. Commissions incurred, but not paid, are included in accrued expenses in the accompanying consolidated balance sheets. Sales commissions paid are subject to a claw back provision in the event a customer contract is cancelled in proportion to the remaining contract period at the date of cancellation and are recorded net in sales and marketing expense. Amounts charged back have not been material to the Company’s results of operations.

(p) Deferred Tax Assets and Liabilities

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is established. The Company applies the provisions of FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) (included in ASC Subtopic 740-10, Income Taxes—Overall), which provides guidance related to the accounting for uncertain tax positions. In accordance with FIN 48, the Company only recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination.

(q) Stock-Based Compensation Plan

The Company accounts for its employee stock-based compensation awards in accordance with ASC Topic 718, Compensation—Stock Compensation. ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model.

Determining the fair value of stock-based compensation awards under this model requires judgment, including estimating the value per share of the Company’s common stock, estimated volatility, risk free rate, expected term and estimated dividend yield. The assumptions used in calculating the fair value of stock-based compensation awards represent the Company’s best estimates, based on management judgment. The estimate of the value per share of the Company’s common stock used in the option-pricing model is based on the

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

contemporaneous valuations performed with the assistance of an unrelated third-party valuation specialist and management’s analysis of market transactions in proximity to the valuation dates. The estimated dividend yield is zero since the Company has not issued dividends to date and does not anticipate issuing dividends. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with an equivalent remaining term. The Company estimates volatility for option grants by evaluating the average historical volatility of a peer group of similar public companies. The expected term of the Company’s option plans represent the period that its stock-based awards are expected to be outstanding. For purposes of determining the expected term, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. Awards generally vest over a service period of four years, with a maximum contractual term of ten years.

Pursuant FASB ASC Subtopic 718-10-35, Stock Compensation, the initial determination of compensation cost is based on the number of stock options granted amortized over the vesting period. The value of the awards granted is discounted by the forfeiture rate equal to the value expected to vest. The forfeiture rate was derived by taking into consideration historical employee turnover rates as well as expectations for the future. Expense is recognized using the straight-line attribution method.

(r) Comprehensive Income (Loss)

There was no difference between net income (loss) presented in the consolidated statements of operations and comprehensive income (loss) for each of the years ended December 31, 2011 and 2012.

(s) Foreign Currency Transactions

The Company’s foreign subsidiary in India designates the U.S. dollar as the functional currency. For the subsidiary, assets and liabilities denominated in foreign currency are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities and historical exchange rates for nonmonetary assets and liabilities. Foreign currency gains and losses associated with remeasurement are included in general and administrative expense in the consolidated statements of operations.

Foreign currency transaction losses associated with remeasurement were $1,568 and $137 for the years ended December 31, 2011 and 2012, respectively.

(t) Non-Monetary Transactions

The Company occasionally participates in non-monetary transactions with its customers in exchange for marketing services. The cost of the services received approximate the value of the services provided and as a result no gain or loss is recognized on the transaction. Non-monetary transactions totaled $362 for the year ended December 31, 2012. The Company did not have any non-monetary transactions during the year ended December 31, 2011.

(u) Fair Value Measurements

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs, of which the first two are considered observable and the last one is considered unobservable:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value.

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments on the consolidated balance sheets approximate their fair value based on their short-term nature.

The Company is also subject to certain contingent consideration arrangements associated with recent acquisitions that are based on achieving specified operating targets and the passage of time. Assumptions including revenue forecasts, future market opportunities, complexity and size of addressable markets and the scalability of the product are developed to determine the fair value of such contingent consideration. In addition, the probability of achieving the specified targets is considered in determining the fair value of the contingent consideration included in the purchase price. Cvent will continue to remeasure contingent consideration to fair value at each reporting date, and will recognize any changes to the fair value in earnings for any changes resulting from events after the acquisition date, such as meeting a sales target.

3. Net Income (Loss) Per Share

The Company calculates basic net income (loss) per share of common stock by dividing net income (loss) attributable to the common stockholders for the period by the weighted-average number of shares of common stock and participating convertible preferred stock outstanding during the period. The Company calculates diluted net income (loss) per share by dividing net income (loss) attributable to the Company for the period by the weighted-average number of shares of common stock and convertible preferred stock outstanding during the period, plus any dilutive effect from share-based equity awards and warrants during the period, as calculated in 2012 using the treasury stock method. The Series A Convertible Preferred Stock does not participate in earnings differently than common stock. Accordingly, the net income attributable to common and preferred stockholders would be divided proportionately by the number of shares outstanding of each and there would be no difference in the determination of basic and diluted net income (loss) per share calculated separately for common and preferred stock. Included in the diluted weighted average shares outstanding is the effect of early option exercises of 573,941 shares on June 13, 2012. These shares are removed from the basic earnings per share calculation as the shares can be repurchased by the Company prior to the vesting date should employment of the early exercised

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

option shareholders be terminated. The computation of basic and diluted net income (loss) per share is as follows:

	Year Ended December 31,
	2011	2012
Net income (loss)	$(184)	$4,305

Weighted average number of shares outstanding:
Weighted average common shares outstanding	16,757,527	15,748,551
Effect of convertible preferred stock	—	17,418,807

Weighted average shares outstanding for basic earnings per share	16,757,527	33,167,358
Effect of share-based equity award plan	—	1,555,447
Effect of warrants	—	67,832

Weighted average shares outstanding for diluted earnings per share	16,757,527	34,790,637
Net income (loss) per share:
Basic	$(0.01)	$0.13

Diluted	$(0.01)	$0.12

The weighted average number of shares outstanding used in the computation of basic and diluted loss per share for the year ended December 31, 2011 does not include the effect of 17,418,807 convertible preferred stock, as these shares are not obligated to participate in losses. The weighted average number of shares outstanding used in the computation of diluted loss per share for the year ended December 31, 2011 does not include the effect of 1,839,607 stock options and warrants and convertible preferred stock. The effects of these potentially outstanding shares were not included in the calculation of diluted loss per share because the effect would have been anti-dilutive.

Unaudited Pro Forma Information

All of the outstanding shares of convertible preferred stock will convert into common stock on the closing of an initial public offering of common stock at a price per share of not less than $15.60 under the Securities Act of 1933 on a 1:1 basis. For purposes of pro forma basic net income per share, all shares of Series A Convertible Preferred Stock have been treated as though they have converted to common stock of the Company at the beginning of the period.

The computation of pro forma basic and diluted net income per share is as follows:

Year Ended December 31, 2012
Net income	$4,305

Pro forma weighted average number of shares outstanding:
Weighted average common shares outstanding	15,748,551
Effect of convertible preferred stock	17,418,807

Pro forma weighted average shares outstanding for basic earnings per share	33,167,358
Effect of share-based equity award plan	1,555,447
Effect of warrants	67,832

Pro forma weighted average shares outstanding for diluted earnings per share	34,790,637
Pro forma net income per share:
Basic	$0.13

Diluted	$0.12

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

4. Acquisitions

During the year ended December 31, 2012, we acquired three separate businesses as further described below. Operating results of the acquisitions for the period from the date of acquisition through December 31, 2012 are not significant, both individually and in the aggregate for the year ended December 31, 2012 and as a result, pro forma results of the acquisitions have not been presented.

Seed Labs

On January 17, 2012, the Company acquired all outstanding units of Seed Labs, LLC., a developer of mobile apps for consumer events. Upon completion of the acquisition the Company re-branded Seed Labs, LLC with the name CrowdTorch (“CrowdTorch”). CrowdTorch was acquired for total consideration of $2,398 in cash and stock consideration. The Company funded the purchase price with $1,406 of cash (net of cash acquired) and from the issuance of 116,925 shares of common stock with an estimated fair value of $935 at the date of acquisition. Of the total consideration, $57 was not paid as of December 31, 2012, and will be paid out over a three year period as deferred consideration. The present value of the deferred consideration was not materially different from the fair value. In addition, nominal contingent consideration of up to $43 based on the achievement of certain revenue targets has not been included in purchase price as the probability of achieving the targets was considered remote.

The table below represents the allocation of the purchase price for the acquired net assets of CrowdTorch based on their estimated fair values as of January 17, 2012. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities as follows:

Tangible assets	$269
Software technology	423
Customer relationships	70
Goodwill	1,909
Current liabilities	(273)

Total consideration	$2,398

In addition to amounts included as purchase consideration, the purchase agreement also provides for additional amounts totaling $1,167 to be paid over specified periods of time (deferred payments) or upon the achievement of specified targets (earn-outs) over one to three years. These additional payments are contingent upon the continued employment of those eligible to receive the payments and are considered compensatory arrangements that are being recognized as expense over the requisite service period, as earned. As of December 31, 2012, the Company has accrued approximately $260 of additional payments under these provisions, which were paid on January 17, 2013. Additionally, the purchase agreement also provides for payments of up to $893 upon the attainment of certain sales targets as well as on continued employment. These additional payments are deemed to be compensatory arrangements that will be recognized as expense over the requisite service period, as earned, but only to the extent that defined sales targets are forecasted to be met. As of December 31, 2012, no amounts related to these provisions have been accrued as the Company believes the likelihood of making contingent payments associated with the sales targets to be remote.

Software technology represents the preliminary estimated fair value of CrowdTorch’s mobile app development software. Customer relationships represent the preliminary fair values of the underlying relationships and agreements with CrowdTorch customers. The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $1,909 was recorded as goodwill and was primarily attributed to enhanced marketing opportunities within the consumer event planning market.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

Acquisition-related costs of $77 including transaction costs such as legal and accounting fees were expensed as incurred. The acquisition-related costs are included in general and administrative expenses in the consolidated statements of operations.

CrowdCompass

On June 12, 2012, the Company completed the acquisition of all of the capital stock of CrowdCompass, Inc. (“CrowdCompass”) for total consideration of $5,977, which consisted of $5,831 in cash (net of cash acquired and settlement of debt) and deferred consideration of $200 (fair value $146) to be paid over a three-year period. The acquisition of CrowdCompass was to, among other reasons, expand the Companies offering of event planning tools to include mobile apps for business events.

The table below represents the allocation of the preliminary purchase price for the acquired net assets of CrowdCompass based on their estimated fair values as of June 12, 2012. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities as follows:

Tangible assets	$296
Software technology	1,400
Customer relationships	550
Trademarks / trade names	180
Goodwill	5,081
Current liabilities	(688)
Deferred tax liability	(842)

Total consideration	$5,977

In addition to amounts included as purchase consideration, the purchase agreement also provides for additional amounts totaling $3,800 to be paid over specified periods of time (deferred payments) or upon the achievement of specified targets (earn-outs) over one to three years. These additional payments are contingent upon the continued employment of those eligible to receive the payments and are considered compensatory arrangements that are being recognized as expense over the requisite service period, as earned. As of December 31, 2012, $736 related to these provisions have been accrued.

Software technology represents the preliminary estimated fair value of CrowdCompass’s mobile app development software. Customer relationships represent the preliminary fair values of the underlying relationships and agreements with CrowdCompass customers. The trademarks/trade names represent the CrowdCompass trademarks and trade names that the Company intends to use for a fixed period of time. The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $5,081 was recorded as goodwill. The initial purchase price allocation is preliminary as of December 31, 2012. Changes to amounts recorded as assets or liabilities, may result in a corresponding adjustment to goodwill. The goodwill balance is attributed to the assembled workforce, event planning synergies and cost reductions gained through integration. The goodwill balance is deductible for U.S. income tax purposes.

Acquisition-related costs of $232 including transaction costs such as legal and accounting fees were expensed as incurred. The acquisition-related costs are included in general and administrative expenses in the consolidated income statements.

TicketMob

In December 2012, the Company completed the acquisition of TicketMob LLC (“TicketMob”) for total consideration of $5,918 to, among other things, extend the Company’s ability to provide a more comprehensive

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

solution for business-to-business event planning worldwide as well as enter the business-to-consumer market. The $5,918 acquisition price includes $5,223 in cash (net of cash acquired), $250 retained as litigation holdback and $445, to be paid in equal installments on the 18-month and 36-month anniversary of the transaction. The present value of the consideration was not materially different from the fair value. The purchase agreement also provides for additional payments up to $6,494 (“contingent consideration”), based upon achievement of certain revenue targets. The estimated fair value of the contingent consideration is nominal, based on the Company’s assessment of the probability of achieving the contractual revenue targets, as adjusted to present value. As a result, no additional consideration was included in the total purchase price. The Company will record any adjustments to the fair value of the contingent consideration each reporting period based on TicketMob’s achievement of revenue targets as it relates to the contingent consideration. Any changes in fair value of contingent consideration will be recorded in the statement of operations.

In addition, the Company is obligated to pay $1,055, contingent on continued employment, in equal installments on the 18-month and 36-month anniversaries of the acquisition. This amount will be accrued over the 36-month period as earned based upon service to the Company. Additionally, the purchase agreement provides for up to an additional $7,006 in payments contingent upon the attainment of certain revenue targets as well as on continued employment. These additional payments are deemed to be compensatory arrangements that will be recognized as expense over the requisite service period, as earned, but only to the extent that defined revenue targets are forecasted to be met. As of December 31, 2012, no amounts related to these provisions have been accrued as TicketMob was acquired on the last day of calendar year 2012 and no amounts have been earned. The Company believes the likelihood of making contingent payments associated with the acquisition to be remote.

The table below represents the allocation of the preliminary purchase price for the acquired net assets of TicketMob based on their estimated fair values as of December 31, 2012. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities as follows:

Tangible assets	$1,930
Software technology	437
Customer relationships	1,096
Trademarks / trade names	82
Goodwill	5,515
Current liabilities	(3,142)

Total consideration	$5,918

Software technology represents the estimated fair value of TicketMob’s ticketing and venue management platform. Customer relationships represent the fair values of the underlying relationships and agreements with TicketMob customers. The trademarks / trade names represent the TicketMob trademarks and tradenames that the Company intends to use for a given period of time. The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $5,515 was recorded as goodwill. The initial purchase price allocation is preliminary as of December 31, 2012. Changes to amounts recorded as assets or liabilities, may result in a corresponding adjustment to goodwill. The goodwill balance is attributed to the assembled workforce and expanded market opportunities when integrating TicketMob’s ticketing and venue management platform with the Company’s suite of event planning tools. The goodwill balance is deductible for U.S. income tax purposes.

Acquisition-related costs of $173 including transaction costs such as legal and accounting fees were expensed as incurred. The acquisition-related costs are included in general and administrative expenses in the consolidated income statements.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

5. Property and Equipment and Capitalized Software Development Costs

Property and equipment and capitalized software development costs are summarized as follows:

	December 31,
	2011	2012
Computer equipment and purchased software	$6,243	$8,226
Furniture and equipment	1,938	2,773
Leasehold improvements	3,558	4,561
Automobile	11	43

	11,750	15,603
Less accumulated depreciation	(6,811)	(8,847)

Total property and equipment, net	$4,939	$6,756

Capitalized software development costs	$7,327	$10,990
Less accumulated amortization	(3,058)	(5,562)

Total capitalized software development costs	$4,269	$5,428

Depreciation expense on property and equipment was $1,891 and $2,623 during the years ended December 31, 2011 and 2012, respectively. Amortization expense on capitalized software development costs was $2,026 and $2,504 during the years ended December 31, 2011 and 2012, respectively.

6. Goodwill and Intangible Assets

The following table presents the change in carrying amount of goodwill:

Goodwill as of December 31, 2011	—
Additions from acquisitions	$12,505

Goodwill as of December 31, 2012	$12,505

There were no intangible assets as of December 31, 2011. Intangible assets were acquired through acquisitions completed during the year ended December 31, 2012. Intangible assets are amortized on a straight line basis over their estimated useful lives between four and six years. The following table represents the acquisition of intangible assets made during the year ended December 31, 2012:

	Net carrying amount December 31, 2011	Additions	Accumulated amortization	Net carrying amount December 31, 2012
Customer relationships	—	$1,716	$66	$1,650
Software technology	—	2,260	233	2,027
Trademarks/Tradenames	—	262	20	242

Total intangible assets	—	$4,238	$319	$3,919

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

The total amount of amortization expense relating to acquired intangibles was $319 during the year ended December 31, 2012. The intangible balance remaining as of December 31, 2012 will be amortized in future periods as follows:

2013	$796
2014	796
2015	796
2016	780
2017	526
Thereafter	225

Total	$3,919

7. Income Taxes

The Company’s income before taxes was taxed as indicated in the following jurisdictions:

	Years ended December 31,
	2011	2012
Pretax income (loss):
U.S.	$2,818	$6,638
Foreign	(253)	2,073

Total	$2,565	$8,711

The components of the provision for income taxes attributable to continuing operations are as follows:

	Year ended December 31,
	2011	2012
Current income tax expense:
U.S. federal	$1,786	$3,132
U.S. state and local	424	900
Foreign jurisdiction	714	808

Total current tax expense	$2,924	$4,840

Deferred income tax expense (benefit):
U.S. federal	$(102)	$(304)
U.S. state and local	(18)	(81)
Foreign jurisdiction	(55)	(49)

Total deferred tax expense (benefit)	(175)	(434)

Total income tax provision	$2,749	$4,406

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

A reconciliation between the Company’s statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2011	2012
U.S. federal statutory rate	34.0%	35.0%
Increase (reduction) resulting from:
U.S. state income taxes, net of federal benefits	4.7	5.9
Stock compensation adjustment	43.0	16.1
Non-deductible expenses	30.9	2.3
Uncertain tax positions	11.2	1.2
Benefit of credits	(5.3)	(9.1)
Provision to return differences	(15.9)	—
Foreign tax rate differential	5.4	(0.6)
Other	(0.5)	(0.5)

	107.5%	50.3%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012
Deferred tax assets:
Allowance for doubtful accounts	$125	$199
Reserves	910	823
Deferred rent	374	488
Accrued expenses and other	595	674
Foreign tax credit carryforward	136	185
Stock compensation	317	790
Net operating loss carryforwards	1,029	970

Total deferred tax assets	$3,486	$4,129

Deferred tax liabilities:
Basis difference in fixed assets	$(967)	$(914)
Capitalized software development costs	(1,631)	(2,147)
Intangibles—acquisitions	—	(614)

Total deferred tax liabilities	(2,598)	(3,675)

Net deferred tax asset	$888	$454

Based on the Company’s operating history and management’s expectations of future profitability, management determined that it was more likely than not that its net deferred tax asset will be realized. No valuation allowance has been provided as of December 31, 2011 and 2012.

The Company had approximately $2,735 and $2,488 of federal net operating loss carryforwards at December 31, 2011 and 2012, respectively. The tax effected amounts of these carryforward are $930 and $871 at December 31, 2011 and 2012 respectively. Additionally the tax effected state carryforward for losses are $99 at

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

the years ended December 31, 2011 and 2012. The net operating loss carryforwards will expire, if unused, in varying amounts beginning in 2021. The realization of the benefits of the net operating loss carryforwards is dependent on sufficient taxable income in future years. Lack of future earnings, a change in ownership of the Company, or the application of the alternative minimum tax rules could adversely affect the Company’s ability to utilize the net operating loss carryforward to reduce future current tax expense.

The Company had an ownership change in a prior year, as defined by Internal Revenue Code section 382, which triggered a limitation on the amount of net operating loss carryforward available to offset annual taxable income. The remaining net operating loss carryforward at December 31, 2011 and 2012 is subject to an annual limitation of approximately $246. Management has determined the Company will be able to utilize its net operating loss carryforwards subject to Section 382 limitations during the carryforward period.

The Company permanently reinvests cumulative undistributed earnings of its non- U.S. subsidiary in non-U.S. operations. U.S. federal income taxes have not been provided for in relation to undistributed earnings to the extent that they are permanently reinvested in the Company’s non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation to the U.S. As of December 31, 2012, the undistributed earnings of the Company’s foreign affiliate was approximately $1.6 million.

The Company applies the provisions of ASC 740-10 to uncertain tax positions. ASC 740-10 clarifies accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement. The impact of the adoption of ASC 740-10 did not have a material effect on the consolidated financial statements of the Company.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	December 31,
	2011	2012
Unrecognized tax benefits, opening balance	$36	$508
Gross increases—tax positions in prior period	220	—
Gross decreases—tax positions in prior period	—	1
Gross increases—current-period tax positions	252	105

Unrecognized tax benefits, ending balance	$508	$614

The Company’s tax reserves relate to state and international tax issues. The Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months.

The Company is subject to U.S. federal income tax and state and local income tax in multiple jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008. While the federal statute of limitations generally is three years, the IRS can re-determine items in tax years normally barred by the statute of limitations if a net operating loss utilized in an open year was carried over from a closed year.

The Company’s practice is to recognize interest and penalties related to uncertain tax positions in income tax expense. The amount of interest and penalties included in income tax expense for the year ended December 31, 2011 and 2012 was approximately $258 and $50, respectively.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

8. Stock-Based Compensation Plan

In 1999, the Company adopted a Stock Incentive Plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options or nonvested shares to officers and key employees. The Plan was amended in April 19, 2000 to increase the number of incentive stock and restricted stock (collectively the “Stock”) authorized to be issued under the Plan (the “Stock Pool”) from 600,000 to 4,050,000. The Plan was subsequently amended on April 1, 2001 to increase the Stock Pool to 6,331,250, on March 12, 2007 to increase the Stock Pool to 10,901,635, on March 11, 2011 to increase the Stock Pool to 14,783,135, and on July 15, 2011 to increase the Stock Pool to 15,854,691. To date, the Company has only granted stock options settleable in shares. Stock options can be granted with an exercise price less than, equal to or greater than the stock’s fair value at the date of grant. The awards have various terms and vest at various times from the date of grant, with most options vesting in tranches generally over four years. All options expire 10 years after the date of grant.

At December 31, 2012, there were 2,038,985 shares available for the Company to grant under the Plan. The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions for 2012 and 2011 grants are provided in the following table. Because the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. Expense is recognized using the straight-line attribution method.

The following is a summary of the weighted average assumptions used in the valuation of stock-based awards under the Black-Scholes model:

	Year ended December 31,
	2011	2012
Dividend yield	0.00%	0.00%
Volatility	54.01%	54.28%
Expected term (years)	6.38	6.49
Risk-free interest rate	2.47%	0.97%

Stock option activity during the periods indicated is as follows:

	Number of shares subject to option	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance at January 1, 2011	742,071	$0.52	7.25	$950
Granted	2,766,284	1.96
Exercised	(211,995)	0.20
Forfeited	(178,843)	1.72
Expired	(150)	2.40

Balance at December 31, 2011	3,117,367	1.76	8.79	19,452
Granted	396,625	6.76
Exercised	(118,842)	0.56
Forfeited	(105,111)	2.56

Balance at December 31, 2012	3,290,039	2.40	8.08	23,030

Exercisable at December 31, 2012	318,688	$0.56	5.33	$2,817

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

The weighted average grant date fair value of options granted during the years ended December 31, 2011 and 2012 was $2.60 and $4.68, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011 and 2012 was $1,192 and $891.

The Company recorded stock-based compensation expense related to options of $554 and $862 as of December 31, 2011 and 2012, respectively, exclusive of the additional stock-based compensation expense related to the increases to the Company’s estimates of fair value per share, discussed below.

A summary of the status of the Company’s nonvested stock options as of December 31, 2012, and changes during the years ended December 31, 2012, is presented below:

	Number of shares subject to option	Weighted average grant-date fair value
Balance at January 1, 2012	2,813,783	$2.48
Granted	396,000	4.68
Vested	(136,881)	0.84
Forfeited	(102,188)	2.76

Balance at December 31, 2012	2,970,714	$2.84

At December 31, 2012, there was $4,904 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.79 years. The total fair value of shares vested during the years ended December 31, 2011 and 2012 was $43 and $113, respectively.

On June 13, 2012, 573,941 of shares subject to option were exercised prior to vesting pursuant to an early exercise feature. The proceeds from the transaction are recorded as a liability within accrued and other current liabilities and other liabilities, non-current. These will be reclassified to common stock as the Company’s repurchase rights lapse.

Common Stock Valuations

The fair value of the common stock underlying the stock options was determined by the board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The valuations of the common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and Internal Revenue Service Revenue Ruling 59-60. The assumptions the Company used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the following factors:

•	contemporaneous independent valuations performed at periodic intervals by an unrelated third-party valuation specialist;

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

•	the nature of the business and its history since inception;

•	the economic outlook in general and the condition and outlook of the specific industry;

•	the book value of the stock and the financial condition of the business;

•	the operating and financial performance and forecast;

•	whether or not the Company has goodwill or other intangible values;

•	recent sales of the common stock;

•	the prices, rights and privileges of the preferred stock relative to the common stock;

•	the hiring of key personnel;

•	present value of estimated future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market condition and the nature and history of the business;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded technology companies; and

•	the U.S. and global capital market conditions.

In addition to the values derived from the valuation models, management and the Company’s board of directors also considered relevant market activity and recent transactions, including the July 2011 transaction (note 9(c)) in evaluating the estimate of fair value per share for stock options granted during 2011 and 2012. As a result, the Company recorded additional stock-based compensation expense of $887 and $1,173 in the years ended December 31, 2011 and 2012 based on increases to the Company’s estimate of fair value. At December 31, 2012, there was $2,573 of total unrecognized compensation cost related to the revised estimated fair value of stock at grant dates. The following table summarizes the option grants from January 1, 2011 through December 31, 2012 and includes the revised fair value per share at grant date and related revised intrinsic value per share.

Grant date	Number of shares subject to option	Per share exercise price	Common stock fair value per share at grant date	Intrinsic value per share
1/21/2011	45,375	$1.80	$3.60	$1.80

3/11/2011	2,605,909	1.80	3.60	1.80

12/29/2011	115,000	5.96	8.00	2.04

3/19/2012	45,750	5.96	8.00	2.04

6/11/2012	194,625	5.96	8.00	2.04

7/24/2012	75,750	8.00	8.00	—

10/15/2012	80,500	8.00	9.00	1.00

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

Restricted Shares

On June 26, 2007, the Company granted options to purchase 4,363,950 shares of common stock per share with an exercise price of $0.01 per share equal to the fair market value per share of the common shares at the time of grant. These options, which were subject to certain performance vesting requirements, were early exercised, but continued to vest according to the original vesting terms.

In January 2011, management concluded that the performance vesting requirements had been met and the remaining 1,090,988 unvested shares were fully vested. Compensation expense relating to these shares was insignificant.

9. Stockholders’ Equity

a) Series B-1, B-2 and A Redeemable Convertible Preferred Stock

Prior to the July 2011 transaction described below, Stockholders’ Equity was comprised of common stock and three classes of preferred stock issued to stockholders, as follows:

The Series B-1 Redeemable Convertible Preferred stock was convertible to common stock at the option of the stockholder on a one-for-one basis, and in the event of any liquidation, the holders of the Series B-1 preferred stock were entitled to be paid out first, a liquidation preference equal to $0.64 per share plus all unpaid dividends. At any time on or after the fifth anniversary of the original issue date, the holders of Series B-1 preferred stock were entitled to redeem the stock at a price per share equal to the greater of: (i) $0.64 per share, or (ii) any accrued dividends plus the result of a formula stipulated in the Certificate of Incorporation dated July 11, 2001. In addition, holders of the Series B-1 preferred stock were entitled to receive preferential cumulative dividends at a rate of 8% per annum.

The Series B-2 Redeemable Convertible Preferred stock was convertible to common stock at the option of the stockholder on a one-for-one basis, and in the event of any liquidation, the holders of the Series B-2 preferred stock were entitled to, after payments to the B-1 preferred stockholders, a liquidation preference equal to $0.64 per share plus all unpaid dividends. At any time on or after the first anniversary of a majority of Series B-1 preferred stock being redeemed, the holders of Series B-2 preferred stock were entitled to redeem their stock at a price per share equal to $0.64 per share plus all unpaid dividends accrued or declared. In addition, holders of the Series B-2 preferred stock were entitled to receive preferential cumulative dividends at a rate of 8% per annum.

The Series A Redeemable Convertible Preferred shares were convertible to common stock at the option of the stockholder on a three-for-one basis, and in the event of any liquation, the holders of the Series A preferred stock were entitled to a liquidation preference equal to $2.00 per share, plus all unpaid dividends accrued or declared, after payments to the Series B-1 and B-2 preferred stockholders. At any time on or after the first anniversary of a majority of Series B-1 preferred stock being redeemed, the holders of Series A preferred stock were entitled to redeem their stock at a price per share equal to the original purchase price plus simple interest at a rate of 8% per annum, plus all unpaid dividends accrued or declared.

Accretion of dividends to record redemption value was recognized as a decrease to additional paid-in capital, or if additional paid-in capital was reduced to zero, then accretion was recorded as an increase to accumulated deficit in the accompanying balance sheets.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

b) Repurchase of Series B-1 and B-2 Redeemable Convertible Shares

In May 2011, subject to a tender offer to all of the Series B-1 and B-2 stockholders, the Company entered into a Stock Repurchase Agreement with certain B-1 and B-2 stockholders to repurchase 19,531 shares of Series B-1 preferred stock and 554,298 shares of Series B-2 preferred stock at a purchase price of $2.67 per share (inclusive of all rights and preferences), for a total of $1,530. The shares of B-1 and B-2 that were repurchased were retired.

c) Recapitalization and New Series A Convertible Preferred Stock

In July 2011 (July 2011 transaction), the holders of all existing Series B-1, B-2 and A redeemable convertible preferred stock approved the conversion of all outstanding shares of preferred stock to common stock at a one-to-three ratio for Series A preferred stock and a one-to-one ratio for Series B-1 preferred stock and Series B-2 preferred stock, as set forth in the Certificate of Incorporation dated July 11, 2001. The Company simultaneously issued and sold 17,418,807 shares of the Company’s new Series A Convertible Preferred Stock to new, unaffiliated investors at a price of $7.80 per share, generating proceeds of $135,023, net of transaction costs and reimbursements of $844. Immediately thereafter, the Company repurchased 17,418,695 shares of common stock held by certain stockholders (including all of the previous holders of Series B-1, B-2 and A redeemable convertible preferred stock) for an aggregate of $135,525, net of $341 related to a cashless exercise of warrants. The repurchased shares were retired by the Company’s Board of Directors upon repurchase. Pursuant to and concurrent with these equity transactions, the Board of Directors amended and restated its Certificate of Incorporation and bylaws to adjust the amount of shares authorized for issuance to 224,168,287, of which 154,492,987 are designated as $0.001 common stock and 69,675,300 as $0.001 Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock is convertible at the option of the holder, at any time, on a one-to-one basis to common stock. The Series A Convertible Preferred Stock is not redeemable, has no preferences over the common stock with respect to dividends and voting rights, and has no liquidation preferences upon the winding up and dissolution of the Company. As a result, the Series A Convertible Preferred Stock is effectively akin to common stock. The Series A Convertible Preferred Stock votes on an as-if converted to common basis and has one vote for each share held. The Series A Convertible Preferred Stock does not participate in earnings differently than common stock. Each share of Series A Convertible Preferred Stock will be automatically converted to common stock on a one to one basis, immediately prior to the closing of an Initial Public Offering of the Company’s stock at a price per share of not less than $15.60 or upon request for conversion from holders of at least 67% of the Series A Convertible Preferred Stock.

d) Common Stock Call Option

In conjunction with the July 2011 transaction, the Company entered into a stock repurchase agreement (the Agreement) with certain members of senior management. The Agreement includes a contractual call option, providing the Company an option to repurchase up to 50% of the employee’s then outstanding shares of common stock for $7.80 per share in the event of resignation or termination by the employee. The call option is effective for the two-year period following the July 2011 transaction, expiring on July 15, 2013, and represents a compensatory arrangement in that the key employees must continue employment for a period of two years to earn back the right to participate in any appreciation in the value of the underlying shares or be subject to repurchase under the Company’s call option. Pursuant to the terms of the Agreement, stock options that vest and are exercised by management during the two-year period of the Agreement become subject to the repurchase provisions.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

The value of the effective stock options created upon execution of the Agreement was determined using a Black-Scholes pricing model, and the associated compensation expense is being recognized on a straight-line basis over the two-year period and is included in sales and marketing, research and development, and general and administrative expense in the accompanying consolidated statements of operations. Key assumptions used in the Black-Scholes pricing model were:

Dividend yield	0.00%
Volatility	40.00%
Expected term (years)	2.00
Risk-free interest rate	0.37%

The Company recorded stock-based compensation expense related to the employee’s compensatory arrangement created by the Company’s call option of $1,651 and $2,965 as of December 31, 2011 and 2012, respectively. At December 31, 2012, there was $1,721 of total unrecognized compensation cost related to call options.

As of December 31, 2012, the Company had repurchased 504,559 shares of common stock at $7.80 per share for a total of $3,936 under this agreement resulting from the exercise of its call option in connection with the termination of the former chief financial officer. The repurchased shares are held in treasury stock at cost.

e) Common Stock

Pursuant to the July 2011 transactions, the Company designated 55,925,000 shares of $0.001 common stock, of which 15,652,261 and 15,380,969 were outstanding as of December 31, 2011 and 2012, respectively. The holders of the common stock are entitled to dividends only when declared by the Board of Directors. Each share of common stock has one vote and vote together with the holders of the Series A Convertible Preferred Stock.

f) Common Stock Warrants

In 2011, the Company issued warrants to a non-employee to purchase 125,000 shares of common stock, with which it had an existing commercial agreement. The warrants have an exercise price of $1.80, vest annually over a four-year period, and expire on December 31, 2017. Additionally in 2011, the Company issued warrants to certain other non-employee stockholders for 203,700 shares of common stock at the exercise price of $1.80 per share, vesting immediately and expiring in 2018.

In connection with the July 2011 transaction, 188,974 of the warrants to non-employee shareholders were exercised in a cashless exercise resulting in the issuance of 145,365 shares of common stock. In addition, 22,559 warrants were exercised at an exercise price of $0.76 resulting in the issuance of 22,559 shares of common stock.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

Unvested warrants to non-employees are re-measured at fair value as of each balance sheet date. The following is a summary of the weighted average assumptions used in the valuation of warrants under the Black-Scholes model at each balance sheet date:

	Year ended December 31,
	2011	2012
Dividend yield	0.00%	0.00%
Volatility	55.28%	55.0%
Expected term (years)	6.00	5.00
Risk-free interest rate	1.09%	0.72%

Common stock warrant activity during the periods indicated is as follows:

	Number of shares subject to warrants	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance at January 1, 2011	22,559	$0.76	8.83	$23
Granted	328,700	1.80
Exercised	(211,530)	1.72		1,290

Balance at December 31, 2011	139,729	1.80	6.02	866

Balance at December 31, 2012	139,729	1.80	5.02	1,006

Exercisable at December 31, 2012	108,479	$1.80	5.02	$781

The weighted average grant date fair value of warrants granted during the years ended December 31, 2011 was $2.56. There were no warrants granted in 2012. The total intrinsic value of warrants exercised during the years ended December 31, 2011 was $1,290. The related compensation expense for non-employee warrants recognized during the years ended December 31, 2011 and 2012, recorded in general and administrative expense, was $859 and $206, respectively.

A summary of the status of the Company’s nonvested warrants to purchase common stock as of December 31, 2011 and 2012, and changes during the years ended December 31, 2012, is presented below:

	Number of shares subject to warrants	Weighted average grant-date fair value
Balance at January 1, 2012	62,500	$2.56
Vested	(31,250)	2.56

Balance at December 31, 2012	31,250	$2.56

At December 31, 2012, there was $181 of total unrecognized expense related to unvested warrants granted under the Plan. That cost is expected to be recognized over a weighted average period of one year. The total fair value of warrants vested during the years ended December 31, 2011 and 2012 was $859 and $206, respectively.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

10. Retirement Plans

a) U.S. 401(k) Plan

All employees are eligible to participate in the Company’s Profit Sharing 401(k) Plan according to certain age and period of service restrictions. The Plan provides for discretionary Company contributions. No Company contributions were made during the years ended December 31, 2011 and 2012.

b) India Gratuity Plan

In addition, under the India Payment of Gratuity Act of 1972, the Company maintains a gratuity defined-benefit plan for eligible employees of the Company’s India subsidiary. Upon termination of an employee for any reason, the Company must pay the equivalent of 15 days of the current salary to the employee for each year of service. The benefit begins to accrue after five years of service.

The funding liability under the plan is actuarially-determined, based on a rate of interest of 8.5% and a retirement age of 58 years, and was $434 and $555 as of December 31, 2011 and 2012, respectively. The liability is included in accrued and other current liabilities in the accompanying consolidated balance sheets. Expense under the plan was $207 and $145 for the years ended December 31, 2011 and 2012, respectively. The plan is currently unfunded.

11. Commitments and Contingencies

a) Legal Proceedings, Regulatory Matters and Other Contingencies

From time to time, the Company may become involved in legal proceedings, regulatory matters or other contingencies in the ordinary course of its business. The Company is not presently involved in any legal proceeding, regulatory matter or other contingency that, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business, operating results, financial condition or cash flows.

b) Bank Line of Credit

During the year ended December 31, 2011, the Company maintained a bank line of credit in the amount of $2,000. The Company closed the line in March 31, 2012. The Company made no draws on the line of credit during the year ended December 31, 2011 or through closure date on March 31, 2012 and no amount remains outstanding thereunder.

c) Lease Agreements

The Company leases office facilities under non-cancelable operating leases with various expiration dates. The operating leases may include options that permit renewals for additional periods. Rent abatements and escalations are considered in the determination of straight-line rent expense for operating leases. Lease incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 are as follows:

2013	$3,377
2014	1,581
2015	522
2016	127
2017	130
2018	33

Total minimum lease payments	$5,770

Rent expense under the operating leases was $1,667 and $2,080 for the years ended December 31, 2011 and 2012, respectively.

d) Strategic Partnership Agreement

The Company is a party to a strategic partnership agreement, pursuant to which the Company is obligated to make payments in exchange for the receipt of referrals from a provider’s existing customers. The Company pays a fee based on the actual number of referrals, subject to a minimum. These fees are paid by the Company quarterly, in arrears, and the agreement is effective until November 17, 2013. The Company accrued expenses totaling $321 and $417 during 2011 and 2012, respectively, under this agreement.

12. Related-Party Transactions

In July 2011, the Company repurchased 5,669,374 shares of its common stock held by the executive officers and directors at a purchase price of $7.80 per share for the aggregate amount of $44,221.

13. Segment Information and Geographic Data

The company is organized and operates in one reportable segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for the purpose of making operating decisions and assessing financial performance.

Platform subscription and marketing solutions revenue are principally derived from North America. Revenue from non-North American sources represented 7% and 9% of total revenue in 2011 and 2012, respectively.

Property and equipment in non-North American geographic locations represented 23% and 26% of total assets as of December 31, 2011 and 2012, respectively.

14. Subsequent Events

In April 2013, the Company signed two new office leases in India that will replace the existing leases when they expire. The Company will take possession of the new office space on July 1, 2013 and the leases are for a term of three years. The first lease is for 43,463 square feet of office space and the other includes 22,237 additional square feet of office space. Base rent payments for the new leases will begin in January 2014 and April 2014, respectively.

CVENT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2011 and 2012

The Company has evaluated subsequent events through April 29, 2013, the date the financial statements were available to be issued.

The Company’s board of directors and stockholders authorized a reverse stock split of its outstanding common stock and Series A preferred stock at a ratio of 1-for-4. On August 5, 2013, the reverse stock split was effected such that, (i) each 4 shares of then-outstanding common stock was reduced to one share of common stock; (ii) the number of shares of common stock into which each then-outstanding share of our Series A Convertible Preferred Stock, and our then-outstanding warrants or options to purchase common stock is exercisable was proportionately reduced; and (iii) the exercise price of each then-outstanding warrant or option to purchase common stock was proportionately increased. The accompanying consolidated financial statements give retroactive effect as though the 1-for-4 reverse stock split of the Company’s common and preferred stock occurred for all periods presented, without any change in the par value per share and in the authorized number of common and preferred shares. Fractional shares resulting from the reverse stock split have been rounded up to the next whole share.

Cvent, Inc.

Consolidated Balance Sheet

(in thousands, except share and per share data)

(unaudited)

March 31, 2013
Assets
Current assets:
Cash and cash equivalents	$33,303
Restricted cash	457
Short-term investments	7,641
Accounts receivable, net of reserve of $211	14,310
Prepaid expense and other current assets	4,789
Deferred tax assets	2,486

Total current assets	62,986

Property and equipment, net	6,125
Capitalized software development costs, net	6,301
Intangible assets, net	3,720
Goodwill	12,505
Deferred tax assets, non-current	102
Other assets	673

Total assets	$92,412

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,903
Accrued and other current liabilities	13,569
Deferred revenue	53,258

Total current liabilities	68,730
Deferred tax liabilities, non-current	2,134
Other liabilities, non-current	611

Total liabilities	71,475

Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value, 69,675,300 shares authorized and 17,418,807 issued and outstanding	17
Common stock, $0.001 par value; 154,492,987 shares authorized, 16,168,571 issued and 15,648,357 outstanding	16
Treasury stock	(3,966)
Additional paid-in capital	44,306
Accumulated deficit	(19,436)

Total stockholders’ equity	20,937

Total liabilities and stockholders’ equity	$92,412

See accompanying notes to the unaudited consolidated financial statements.

Cvent, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended March 31,
	2012	2013
Revenue	$18,250	$24,360
Cost of revenue[1]	4,625	6,003

Gross profit	13,625	18,357
Operating expenses:
Sales and marketing[1]	8,136	11,519
Research and development[1]	1,423	2,502
General and administrative[1]	2,135	4,647

Total operating expenses	11,694	18,668

Income (loss) from operations	1,931	(311)
Interest income	268	259

Income (loss) from operations before income tax expense	2,199	(52)
Provision (benefit) for income taxes	1,329	(362)

Net income	$870	$310

Net income per common share:
Basic	$0.03	$0.01

Diluted	$0.02	$0.01

Weighted average common shares outstanding—basic	33,210,887	32,871,967
Weighted average common shares outstanding—diluted	34,865,547	34,567,659

Pro forma net income per common share:
Basic		$0.01

Diluted		$0.01

Pro forma weighted average common shares outstanding—basic		32,871,967
Pro forma weighted average common shares outstanding—diluted		34,567,659

[1]Stock-based compensation expense included in the above:
Cost of revenue	$182	$210
Sales and marketing	817	777
Research and development	152	141
General and administrative	285	311

Total	$1,436	$1,439

See accompanying notes to the unaudited consolidated financial statements.

Cvent, Inc.

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2012	2013
Operating activities:
Net income	$870	$310
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,222	1,756
Bad debt recoveries	(96)	(273)
Foreign currency transaction gain	(19)	(1)
Stock-based compensation expense	1,436	1,439
Change in deferred taxes	(86)	—
Change in operating assets and liabilities:
Accounts receivable, net	5,640	15,044
Prepaid expenses and other assets	1,797	(2,334)
Accounts payable, accrued and other liabilities	2,316	(564)
Deferred revenue	2,598	1,704

Net cash provided by operating activities	15,678	17,081

Investing activities:
Purchase of property and equipment and capitalized software development costs	(2,719)	(1,799)
Proceeds from maturities of short-term investments, net of investment	1,205	1,679
Acquisitions, net of cash acquired	(1,406)	(528)
Restricted cash	—	(2)

Net cash used in investing activities	(2,920)	(650)

Financing activities:
Repurchase of preferred and common stock	(15)	—
Proceeds from exercise of stock options and warrants	18	21

Net cash provided by financing activities	3	21

Effect of exchange rate changes on cash and cash equivalents	19	1
Increase in cash and cash equivalents	12,780	16,453
Cash and cash equivalents, beginning of year	18,150	16,850

Cash and cash equivalents, end of year	$30,930	$33,303

Supplemental cash flow information:
Income taxes paid	$39	$1,528
Supplemental disclosure of noncash investing activities:
Issuance of common stock in acquisition.	$935	$—

See accompanying notes to the unaudited consolidated financial statements.

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

1. Description of Business

Cvent, Inc. (the “Company”) was incorporated on August 20, 1999 in the State of Delaware. The Company provides a cloud-based enterprise event management platform with solutions for both sides of the events and meetings value chain: (i) event and meeting planners and (ii) hotels and venues. The Company’s integrated, cloud-based solution addresses the entire event lifecycle by allowing event and meeting planners to organize, market and manage their meetings, conferences, tradeshows and other events. The Company’s online marketplace connects event planners and venues through its vertical search engine that accesses its proprietary database of detailed hotel and venue information. The combination of these solutions creates an integrated platform that allows the Company to generate revenue from both sides of the events and meetings value chain.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial information presented in the accompanying unaudited consolidated financial statements as of March 31, 2013, and for the three months ended March 31, 2012 and 2013 has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) and in accordance with rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position as of March 31, 2013, and the results of operations and cash flows for the three months ended March 31, 2012 and 2013. These unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto.

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are funds representing amounts reserved for the face value of registration fees or tickets sold on behalf of customers. While these cash accounts are not restricted as to their use, a liability for amounts due to customers under these arrangements has been recorded in accounts payable in the accompanying consolidated balance sheets. The Company had amounts due to customers of $897 of these funds as of March 31, 2013.

(c) Revenue Recognition

The Company derives revenue from two primary sources: platform subscription-based products and marketing solutions. These services are generally provided under annual and multi-year contracts and revenue is generally recognized on a straight-line basis over the life of the contract. The Company recognizes revenue when all of the following conditions are met:

(i)	persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided;

(ii)	delivery to customers has occurred or services have been rendered;

(iii)	the fee is fixed or determinable; and

(iv)	collection of the fees is reasonably assured.

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

The Company considers a signed agreement or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

The Company adopted the provisions of FASB ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables) with respect to its multiple-element arrangements entered into or significantly modified on or after January 1, 2011. ASU 2009-13 amends ASC 605-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence (VSOE) or third-party evidence (TPE) of selling price before an entity can recognize the portion of an overall arrangement fee that is attributable to items that have already been delivered. The adoption of ASU 2009-13 did not have a material impact on the Company’s results of operations.

Platform Subscription Revenue

The Company generates the majority of its revenue through software-as-a-service (SaaS) subscriptions to the event management platform, pricing for which is subject to the features and functionality selected. No features or functionality within the subscription-based services have stand alone value from one another and, therefore, the entire subscription fee is recognized on a straight-line basis over the term of the subscription arrangement.

SaaS subscriptions may include functionality that enables customers to manage the registration of participants attending the customer’s event or events. In some cases, the negotiated fee for the subscription is based on a maximum number of event registrations permitted over the subscription term. At any time during the subscription term, customers may elect to purchase blocks of additional registrations, which are referred to as up-sells. The fees associated with the up-sells are added to the original subscription fee, and the revenue is recognized over the remaining subscription period. In other more limited cases, a customer may purchase additional registrations on a pay-as-you-go basis, which are referred to as overages. The revenue for overages is recognized as each additional registration is used by the customer. No portion of the subscription fee is refundable regardless of the actual number of registrations that occur. Other subscription-based solutions include the sale of mobile event apps as well as survey solutions, both of which are contracted through annual or multi-year agreements.

Subscription agreements do not provide customers with the right to take possession of the underlying software at any time.

Marketing Solutions Revenue

Marketing solutions revenue is generated through the delivery of various forms of advertising sold through annual or multi-year advertising contracts. Such solutions include prominent display of a customer’s venue within the Cvent Supplier Network, the Cvent Destination Guide or in various electronic newsletters. Pricing for the advertisements is based on the targeted geography, number of advertisements and prominence of the ad placement.

The Company enters into arrangements with multiple deliverables that generally include various marketing solutions that may be sold individually or bundled together and delivered over various periods of time. In such situations, the Company applies the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, No. 605-25, Revenue Recognition – Multiple Element Arrangements to account

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

for the various elements within the marketing solution agreements delivered over the platform. Under such guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, the Company accounts for each deliverable separately and revenue is recognized ratably over the contractual period that the related advertising deliverable is provided. Annual marketing solutions on the Cvent Supplier Network are often sold separately, and, as such, all have standalone value.

Some one-time marketing solutions, which can run for a month, several months, or a year, are primarily sold in a package. In determining whether the marketing solutions sold in packages have standalone value, the Company considers the availability of the services from other vendors, the nature of the solutions, and the contractual dependence of the solutions to the rest of the package. The Company has concluded that all of the marketing solutions in the packages included in multiple-deliverable arrangements executed have standalone value.

Revenue arrangements with multiple deliverables are divided into separate units of accounting and the arrangement consideration is allocated to all deliverables based on the relative selling price method. In such circumstances, the Company uses the selling price hierarchy of: (i) vendor specific objective evidence of fair value, or VSOE, if available, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of selling price. VSOE is limited to the price charged when the same element is sold separately by the Company. Due to the unique nature of some multiple deliverable revenue arrangements, the Company may not be able to establish selling prices based on historical stand-alone sales using VSOE or TPE; therefore the Company may use its best estimate to establish selling prices for these arrangements. The Company establishes the best estimates within a range of selling prices considering multiple factors including, but not limited to, factors such as size of transaction, customer demand and price lists.

Deferred revenue consists of billings or payments received in advance of revenue recognition from platform subscription services or marketing solutions that are subsequently recognized when the revenue recognition criteria are met. The Company generally invoices customers in annual or quarterly installments.

(d) Comprehensive Income

There was no difference between net income presented in the consolidated statements of operations and comprehensive income for each of the three months ended March 31, 2012 and 2013.

3. Net Income Per Share

The Company calculates basic net income per share of common stock by dividing net income attributable to the common stockholders for the period by the weighted-average number of shares of common stock and participating convertible preferred stock outstanding during the period. The Company calculates diluted net income per share by dividing net income attributable to the Company for the period by the weighted-average number of shares of common stock and convertible preferred stock outstanding during the period, plus any dilutive effect from share-based equity awards and warrants during the period, as calculated for the three months ended March 31, 2012 and 2013 using the treasury stock method. The Series A Convertible Preferred Stock does not participate in earnings differently than common stock. Accordingly, the net income attributable to common and preferred stockholders would be divided proportionately by the number of shares outstanding of each and there would be no difference in the determination of basic and diluted net income (loss) per share calculated

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

separately for common and preferred stock. Included in the diluted weighted average shares outstanding is the unvested portion of early option exercises of 573,941 shares on June 13, 2012. These unvested shares are removed from the basic earnings per share calculation as the shares can be repurchased by the Company prior to the vesting date should employment of the early exercised option shareholders be terminated. On March 11, 2013, 244,010 of these shares vested. The computation of basic and diluted net income per share is as follows:

	Three Months Ended March 31,
	2012	2013
Net income	$870	$310

Weighted average number of shares outstanding:
Weighted average common shares outstanding	15,792,080	15,453,160
Effect of convertible preferred stock	17,418,807	17,418,807

Weighted average shares outstanding for basic earnings per share	33,210,887	32,871,967
Effect of share-based equity award plan	1,597,979	1,604,409
Effect of warrants	56,681	91,283

Weighted average shares outstanding for diluted earnings per share	34,865,547	34,567,659
Net income per share:
Basic	$0.03	$0.01

Diluted	$0.02	$0.01

4. Unaudited Pro Forma Information

All of the outstanding shares of convertible preferred stock will convert into common stock on the closing of an initial public offering of common stock at a price per share of not less than $15.60 under the Securities Act of 1933 on a 1:1 basis. For purposes of pro forma basic net income per share, all shares of convertible preferred stock have been treated as though they have converted to common stock of the Company at the beginning of the period.

The computation of pro forma basic and diluted net income per share is as follows:

Three Months Ended March 31, 2013
Net income	$310

Pro forma weighted average number of shares outstanding:
Weighted average common shares outstanding	15,453,160
Effect of convertible preferred stock	17,418,807

Pro forma weighted average shares outstanding for basic earnings per share	32,871,967
Effect of share-based equity award plan	1,604,409
Effect of warrants	91,283

Pro forma weighted average shares outstanding for diluted earnings per share	34,567,659
Pro forma net income per share:
Basic	$0.01

Diluted	$0.01

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

5. Income Taxes

The Company has estimated its annual effective tax rate for the full fiscal year 2013 and applied that rate to its income from continuing operations before income taxes in determining its provision for income taxes for the three months ended March 31, 2013. The Company also records discrete items in each respective period as appropriate. The Company’s consolidated effective tax rate for the three months ended March 31, 2012 and 2013 was 60.4% and 694.7%, respectively. The increase in rate from the comparable period is primarily due to the ratio of book expenses that are not deductible for income tax purposes to the decrease in income from operations before income tax and the 2012 U.S. Federal Research and Development Tax Credit, which was retroactively reinstated by the American Taxpayer Relief Act of 2012 signed into law on January 2, 2013 and recorded as a discrete tax benefit as of March 31, 2013. The estimated effective tax rate is subject to fluctuation based upon the level and mix of earnings and losses by tax jurisdiction, and the relative impact of permanent book to tax differences (e.g., non-deductible expenses). Each quarter, a cumulative adjustment is recorded for any fluctuations in the estimated annual effective tax rate as compared to the prior quarter. As a result of these factors, and due to potential changes in the Company’s period to period results, fluctuations in the Company’s effective tax rate and respective tax provisions or benefits may occur. The Company is subject to U.S. Federal income tax, various state income taxes and various foreign income taxes. The effective income tax rate for the three months ended March 31, 2013 reflects various foreign income taxes and estimated benefit of the U.S. Federal Research and Development Tax Credit. Based on the Company’s operating history and management’s expectations of future profitability, management determined that is was more likely than not that its net deferred tax assets will be realized. The ultimate realization is dependent on the Company generating taxable income within the periods that temporary differences are deductible. No valuation allowance has been provided based on management’s assessment of future profitability.

The Company permanently reinvests cumulative undistributed earnings of its non-U.S. subsidiary in non-U.S. operations. U.S. Federal income taxes have not been provided for in relation to undistributed earnings to the extent that they are permanently reinvested in the Company’s non-U.S. operations. It is not practicable at this time to determine the income tax liability that would result upon repatriation to the U.S.

The Company’s practice is to recognize interest and penalties related to uncertain tax positions in income tax expense.

6. Stock Compensation Plan

In 1999, the Company adopted a Stock Incentive Plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options or nonvested shares to officers and key employees. The Plan was amended in April 19, 2000 to increase the number of incentive stock and restricted stock (collectively the “Stock”) authorized to be issued under the Plan (the “Stock Pool”) from 600,000 to 4,050,000. The Plan was subsequently amended on April 1, 2001 to increase the Stock Pool to 6,331,250, on March 12, 2007 to increase the Stock Pool to 10,901,635, on March 11, 2011 to increase the Stock Pool to 14,783,135, and on July 15, 2011 to increase the Stock Pool to 15,854,691. To date, the Company has only granted stock options settleable in shares. Stock options can be granted with an exercise price less than, equal to or greater than the stock’s fair value at the date of grant. The awards have various terms and vest at various times from the date of grant, with most options vesting in tranches generally over four years. All options expire 10 years after the date of grant.

At March 31, 2013, there were 1,891,547 shares available for the Company to grant under the Plan. The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes option-

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

pricing model. The weighted average assumptions for 2013 grants are provided in the following table. Because the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. Expense is recognized using the straight-line attribution method.

The following is a summary of the weighted average assumptions used in the valuation of stock-based awards under the Black-Scholes model:

Three Months Ended March 31, 2013
Dividend yield	0.00%
Volatility	53.60%
Expected term (years)	6.53
Risk-free interest rate	1.17%

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual Term	Aggregate intrinsic value
Balance at December 31, 2012	3,290,039	$2.40	8.08	$23,030
Granted	183,470	9.00
Exercised	(267,388)	1.72
Forfeited	(35,401)	2.80
Expired	(625)	8.00

Balance at March 31, 2013	3,170,095	$2.80	7.94	$25,361

Exercisable at March 31, 2013	1,067,211	$1.44	7.12	$9,989

The weighted average grant date fair value of options granted during the three months ended March 31, 2013 was $5.08. The total intrinsic value of options exercised during the three months ended March 31, 2013 was $2,054.

The Company recorded stock-based compensation expense related to options of $207 and $281 during the three months ended March 31, 2012 and 2013, respectively. At March 31, 2013, there was $5,381 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.28 years.

On June 13, 2012, 573,941 stock options were exercised prior to vesting pursuant to an early exercise feature. The proceeds from the transaction were recorded as a liability within accrued and other current liabilities and other liabilities, non-current. During the three months ended March 31, 2013, 244,009 of these options vested and the portion of the liability related to the vesting options was reclassified to the Company’s common stock. The remainder will be reclassified to common stock as the Company’s repurchase rights lapse.

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

Common Stock Valuations

In addition to the values derived from the valuation models, management and the Company’s board of directors also considered relevant market activity and recent transactions, including the July 2011 transaction in evaluating the estimate of fair value per share for stock options granted during 2011 and 2012. As a result, the Company recorded additional stock-based compensation expense of $278 and $291 during the three months ended March 31, 2012 and 2013 based on increases to the Company’s estimate of fair value. At March 31, 2013, there was $2,282 of unrecognized compensation cost related to the revised estimated fair value of stock at grant dates included in total unrecognized compensation cost.

7. Stockholder’s Equity

a) Common Stock Call Option

In conjunction with the July 2011 transaction, the Company entered into a stock repurchase agreement (the Agreement) with certain members of senior management. The Agreement includes a contractual call option, providing the Company an option to repurchase up to 50% of the employee’s then outstanding shares of common stock for $7.80 per share in the event of resignation or termination by the employee. The call option is effective for the two-year period following the July 2011 transaction, expiring on July 15, 2013, and represents a compensatory arrangement in that the key employees must continue employment for a period of two years to earn back the right to participate in any appreciation in the value of the underlying shares or be subject to repurchase under the Company’s call option. Pursuant to the terms of the Agreement, stock options that vest and are exercised by management during the two-year period of the Agreement become subject to the repurchase provisions.

The Company recorded stock-based compensation expense related to call options of $900 and $809 during the three months ended March 31, 2012 and 2013, respectively. At March 31, 2013, there was $1,030 of total unrecognized compensation cost related to call options.

As of December 31, 2012, the Company had repurchased 504,559 shares of common stock at $7.80 per share for a total of $3,950 under this agreement resulting from the exercise of its call option in connection with the termination of the former chief financial officer. The repurchased shares are held in treasury stock at cost. There were no repurchased shares under this agreement during the three months ended March 31, 2013.

b) Common Stock Warrants

In 2011, the Company issued warrants to a non-employee to purchase 125,000 shares of common stock, in connection with a profit-sharing agreement. The warrants have an exercise price of $1.80, vest annually over a four-year period, and expire on December 31, 2017. There were no warrants granted or exercised during the three months ended March 31, 2013.

Unvested warrants to non-employees are re-measured at fair value as of each balance sheet date. The Company recorded stock-based compensation expense in general and administrative expense related to non-employee warrants of $51 and $58 during the three months ended March 31, 2012 and 2013, respectively.

At March 31, 2013, based on the re-measured value at that date, there was $175 of total unrecognized expense related to unvested warrants granted under the Plan. That cost is expected to be recognized over a period of nine months.

Cvent, Inc

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share data)

March 31, 2012 and 2013

8. Commitments and Contingencies

a) Legal Proceedings, Regulatory Matters and Other Contingencies

From time to time, the Company may become involved in legal proceedings, regulatory matters or other contingencies in the ordinary course of its business. The Company is not presently involved in any legal proceeding, regulatory matter or other contingency that, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business, operating results, financial condition or cash flows.

b) Strategic Partnership Agreement

The Company is a party to a strategic partnership agreement, pursuant to which the Company is obligated to make payments in exchange for the receipt of referrals from a provider’s existing customers. The Company pays a fee based on the actual number of referrals, subject to a minimum. These fees are paid by the Company quarterly, in arrears, and the agreement is effective until November 17, 2013. The Company accrued expenses totaling $60 and $75 during the three months ended March 31, 2012 and 2013, respectively, under this agreement.

9. Subsequent Events

The Company has evaluated subsequent events through June 6, 2013, the date the financial statements were available to be issued.

Schedule II - VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2011:
Allowance for doubtful accounts	$286	$180	—	$140	$326

Year ended December 31, 2012:
Allowance for doubtful accounts	326	344	—	165	505

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the New York Stock Exchange initial listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee	$16,690
FINRA filing fee	18,854
New York Stock Exchange initial listing fee	178,000
Blue Sky fees and expenses	20,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	2,000,000
Transfer agent and registrar fees	15,000
Miscellaneous	51,456

Total	$3,550,000

ITEM 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

In addition, the proposed form of Underwriting Agreement is expected to provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Article X of our certificate of incorporation authorizes us to provide for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VII of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities

Since January 1, 2010, we have made the following sales of unregistered securities:

1. From January 1, 2010 through the date of this registration statement, we granted options under our Stock Incentive Plan to purchase an aggregate of 4,348,473 shares of our common stock to employees, having exercise prices ranging from $1.20 to $12.00 per share. Of these, options to purchase an aggregate of 386,225 shares have been cancelled without being exercised. During the period from January 1, 2010 through the date of this registration statement, an aggregate of 1,200,981 shares were issued upon the exercise of stock options, at exercise prices between $0.01 and $1.80 per share, for aggregate proceeds of approximately $1.5 million.

2. In March 2011, we granted warrants to purchase an aggregate of 328,700 shares of our common stock to nine accredited investors at a per share price of $1.80, of which 203,703 shares were issued upon the exercise of warrants for aggregate proceeds of approximately $367,000. We subsequently repurchased the warrant for the remaining 125,000 shares.

3. In July 2011, we issued an aggregate of 17,418,807 shares of our Series A preferred stock to ten accredited investors at a per share price of $7.80, for aggregate consideration of approximately $135.9 million.

4. In January 2012, we issued an aggregate of 116,925 shares of our common stock with a value of approximately $0.9 million at the time of issuance to five non-accredited investors pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, Regulation D thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. Certain of the recipients of securities pursuant to Item 1 above represented to us that they were accredited investors, as defined in Rule 501 promulgated under the Securities Act, and received adequate information about the registrant or had access, through their respective relationships with the registrant, to such information. The recipients of securities pursuant to Items 2 and 3 represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules

(a) Exhibits

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedule

See page F-43 of Part I for financial statement schedules included in this Registration Statement, which are incorporated by reference herein.

ITEM 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on the Seventh day of August, 2013.

Cvent, Inc.

By:	/s/ Rajeev K. Aggarwal
Rajeev K. Aggarwal Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Rajeev K. Aggarwal Rajeev K. Aggarwal	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	August 7, 2013

/s/ Peter L. Childs Peter L. Childs	Chief Financial Officer (Principal Financial and Accounting Officer)	August 7, 2013

* Sanju K. Bansal	Director

* Tony Florence	Director

* Jeffrey Lieberman	Director

* Kevin T. Parker	Director

*By:	/s/ Rajeev K. Aggarwal	August 7, 2013
Rajeev K. Aggarwal Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1*	Stock Purchase Agreement, dated June 12, 2012, by and among Registrant, CrowdCompass, Inc. and stockholders of CrowdCompass, Inc.

3.1*	Amended and Restated Certificate of Incorporation.

3.2*	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.3*	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

3.4*	Bylaws, as amended to date and as currently in effect.

4.1*	Second Amended and Restated Investors’ Rights Agreement, dated July 15, 2011, by and among Registrant and certain security holders of Registrant.

4.2*	Voting Agreement, dated July 15, 2011, by and among Registrant and certain security holders of Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.

10.2*	Office Lease, dated as of May 17, 2006, as amended, by and between the Registrant and Greensboro Park Property Owner LLC.

10.3*	Office Leases, dated as of January 13, 2010 and May 15, 2011, by and between Cvent India Private Limited and DLF Cyber City Developers Limited.

10.4+*	Stock Incentive Plan, as amended to date.

10.5+*	Forms of Stock Option Agreement under Stock Incentive Plan.

10.6+*	2013 Equity Incentive Plan.

10.7+*	Form of Stock Option Grant Notice and Stock Option Agreement under 2013 Equity Incentive Plan.

10.8+*	Form of Restricted Stock Unit Agreement under 2013 Equity Incentive Plan.

10.9*	Third Amended and Restated Stockholders’ Agreement, dated July 15, 2011, by and among Registrant and certain security holders of Registrant.

10.10+*	Form of Stock Repurchase Agreement by and between the Registrant and each of Rajeev K. Aggarwal, Charles V. Ghoorah, David Quattrone, Dwayne J. Sye and certain other employees of the Registrant dated July 15, 2011.

10.11+*	Offer Letter by and between the Registrant and Peter L. Childs, dated October 2, 2012.

10.12*	Service Agreement, dated as of August 23, 2010, by and between the Registrant and JPS Holdings, Inc.

10.13+*	Non-Employee Director Compensation Policy.

10.14+*	Form of Restricted Stock Agreement under 2013 Equity Incentive Plan.

10.15*	Office Leases by and between Cvent India and DLF Assets Private Limited.

21.1*	Subsidiaries of Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.3*	Consent of Frost & Sullivan.

24.1*	Power of Attorney

*	Previously filed
+	Indicates management contract or compensatory plan.